As filed with the Securities and Exchange Commission on September 7, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

APRIMO, INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	7389	35-2052509
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

900 East 96th Street, Suite 400
Indianapolis, Indiana 46240
(317) 803-4300
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

William M. Godfrey
Chief Executive Officer
Aprimo, Incorporated
900 East 96th Street, Suite 400
Indianapolis, Indiana 46240
(317) 803-4300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

John J. Egan, III, Esq. David J. Powers, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Kenneth R. McVay, Esq. Gregg A. Griner, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 220 West 42nd Street New York, New York 10036 (212) 730-8113

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)
Common Stock, $0.001 par value per share	$50,000,000	$1,535

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued          , 2007

           Shares

COMMON STOCK

Aprimo, Incorporated is offering           shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $     and $      per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “MKTG.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $     A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Aprimo

Per Share	$	$	$
Total	$	$	$

We and certain selling stockholders have granted the underwriters the right to purchase up to an additional           shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on          , 2007.

MORGAN STANLEY	THOMAS WEISEL PARTNERS LLC

WILLIAM BLAIR & COMPANY	CANACCORD ADAMS

          , 2007

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or on behalf of us or any information to which we have referred you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until          , 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States.  Neither we or the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

We use various trademarks and tradenames in our business, including “Aprimo,” “Aprimo Marketing,” “Aprimo Enterprise,” “Aprimo Professional,” “Aprimo Agency,” “Marketing Value Chain,” “Enterprise Marketing Backbone,” “OptiSelect” and “Aprimo Knowledgebase.” This prospectus also contains trademarks, including “Magic Quadrant,” and tradenames of other companies that are the property of their respective holders.

This prospectus contains estimates and other statistical data, research or viewpoints based on information from independent parties, including Gartner, Inc., or Gartner, and International Data Corporation, or IDC, and made by us relating to market size and growth and other industry data, which are not representations of fact. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus, and, accordingly, we cannot guarantee their accuracy or completeness. Each Gartner report speaks as of its original publication date and is subject to change without notice. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with all of the more detailed information regarding us and our common stock being sold in the offering, including our financial statements and the related notes, appearing elsewhere in this prospectus. Unless we state otherwise, “Aprimo,” the “Company,” “we,” “us,” and “our” refer to Aprimo, Incorporated, a Delaware corporation.

APRIMO, INCORPORATED

Our Company

We are a leading provider of marketing software and services that automate a broad spectrum of marketing processes and enhance the productivity and performance of marketing organizations. Our integrated suite of applications, Aprimo Enterprise, improves alignment across the Marketing Value Chain, which we define as the business processes that connect enterprise marketing departments with external marketing suppliers and enable the execution of marketing programs across multiple channels. Aprimo Enterprise is based on the Enterprise Marketing Backbone, our innovative service oriented architecture, which automates and unifies a broad range of marketing processes. We provide solutions primarily to large enterprises and medium-sized businesses worldwide, including AT&T Inc., Bank of America, N.A., Capital One Services, Inc., The Home Depot U.S.A. Inc., Honda Motor Europe Ltd., Intel Corporation, Merck & Co., Inc., Nestlé S.A., Sprint Nextel Corporation, Target Corporation, Toyota Motor Corporation and Warner Bros. Entertainment, Inc.

Aprimo Enterprise, our flagship solution, enables marketing professionals to better manage and optimize marketing expenditures and enhance their productivity by digitizing marketing processes from end to end. Our solutions meet the unique challenges inherent in the day-to-day activities of marketing professionals, which include managing assets and content, maintaining brand consistency, tracking expenditures, optimizing customer contacts, measuring advertising campaign returns and increasing the volume of high-value sales leads. By implementing our solutions, we believe our customers benefit from increased revenue through more leads and higher response rates, lower costs through the elimination of expensive rework, reduced time to market through streamlined production and approval workflows and improved efficiency of overall marketing operations through automated resource planning and management.

A significant portion of our revenue is contracted prior to the period in which it is recorded. For example, by the end of the fourth quarter of 2006, we had contracted over 80% of our revenue for the first quarter of 2007. We expect this trend to continue.

We increased our revenue from $30.5 million in 2005 to $51.6 million in 2006, representing a growth rate of 69%. Our revenue increased from $22.8 million for the six months ended June 30, 2006 to $29.8 million for the six months ended June 30, 2007, representing 31% year-over-year growth. We generated approximately 80% of our revenue in 2006 from customers in the United States and approximately 20% from international customers.

Our Industry

Marketing is one of the most critical enterprise functions, with worldwide expenditures on marketing activities exceeding $1 trillion annually. Marketing professionals are responsible for a wide range of activities, including the development of product strategy, brand and company promotion, and pricing and channel placement programs. In carrying out these responsibilities, marketing professionals must manage and analyze significant amounts of market data, optimize their business processes across the Marketing Value Chain and make critical strategic decisions in real time. Despite this complexity, few organizations have effectively automated their marketing functions, and in many cases, marketing professionals continue to rely on manual processes to manage marketing activities and communicate with marketing suppliers.

Our large and growing total addressable market includes inter-related market segments such as Enterprise Marketing Management, Marketing Resource Management, Marketing Analytics, Campaign Management,

Marketing Performance Management and Lead Management. Our total opportunity is further enhanced by the demand for integrated marketing platforms as opposed to point products, our ability to integrate the marketing organization and other enterprise functions, and our deployments that extend beyond the enterprise to connect third-party marketing suppliers directly with corporate marketing groups. According to a 2006 Gartner report, more than 50% of the marketing staff within global companies will use enterprise software by 2010, compared with fewer than 20% that do so today.

We expect our growth to continue due to evolving challenges faced by marketing organizations, including:

Increasing Challenges of the Marketplace.  Marketing professionals operate in an increasingly challenging environment as consumers use technologies such as DVRs, commercial free radio and SPAM filters to limit the number of marketing messages that they receive. At the same time, the number of media channels continues to grow rapidly and includes both online and offline channels. In addition, the total number of products being marketed to consumers is increasing as enterprises develop more personalized products and reduce cycle times for new product introductions.

Growing Complexity of the Marketing Value Chain.  The Marketing Value Chain consists of an increasingly complicated network of entities including corporate marketing groups, external marketing suppliers, numerous channels, customers and prospective customers. Given the complexity of the Marketing Value Chain, marketing professionals face difficult challenges which include managing assets and content, maintaining brand consistency, tracking expenditures, optimizing customer contacts, measuring advertising campaign results and increasing the volume of high-value sales leads.

Greater Accountability of the Marketing Organization.  Organizations are placing greater attention on the transparency of marketing expenditures and risk management due to increasing legal and regulatory compliance requirements, including the Sarbanes-Oxley Act, “no call” lists and anti-spam laws. Additionally, marketing expenditures increasingly must demonstrate that they are producing an expected level of return on investment.

Lack of Flexible, Comprehensive Marketing Platforms.  Most disciplines within the enterprise, such as finance, sales and human resources, have implemented comprehensive software solutions to automate their workflows, business processes and data collection requirements. Marketing organizations have historically lacked a unified platform to manage and automate marketing activities, and most continue to rely on manual processes, internally developed software, office productivity tools and numerous other point products.

Integration of Traditional Marketing Channels and the Internet.  While online marketing expenditures remain relatively small compared to traditional marketing expenditures, online advertising is projected to approach 9% of total advertising expenditures by 2011, according to a 2007 IDC report, and is critical to the success of most marketing efforts. As a result, marketing professionals require technology solutions that can operate across traditional mass media and direct marketing channels, as well as online channels within an integrated platform.

Our Solution

We deliver a comprehensive software solution that enables our customers to automate their entire Marketing Value Chain, thereby increasing their marketing productivity and enhancing overall marketing performance. Aprimo Enterprise is a scalable platform that digitizes marketing processes from end to end through six main solution sets: Planning and Financial Management, Production Management and Workflow, Brand Content Management, Campaign Management and Planning, Lead Management and B2B Marketing. Our solutions are highly configurable, provide role-based functionality to all users, and are highly scalable with implementations generally ranging from 10 to 5,000 users.

By implementing our solutions, we believe our customers benefit from:

•	revenue gains through more sophisticated and effective marketing programs;

•	cost savings through optimized investment and resource allocation; and

•	real-time measurement and insight into marketing performance, which improves the productivity of the marketing organization.

Our Competitive Strengths

We believe that our leading market position results from several key competitive strengths, including:

Unified Platform for Marketing.  Our applications are built upon a unified platform that connects and automates communications, data and business processes across thousands of users located within numerous disparate groups in the marketing organization. Our flexible platform allows our customers to improve the productivity of their marketing organizations, and our role-based applications can be rapidly configured to meet the specific needs of marketing organizations within numerous industry verticals.

Comprehensive Service Oriented Architecture.  The Enterprise Marketing Backbone, our innovative service oriented architecture, underlies each of our solution sets and enables them to function as a unified application by providing core services such as calendar and workflow to support a wide variety of marketing activities. We believe our customers benefit from increased agility within their marketing organizations as they can rapidly and cost-effectively assemble and modify business processes in response to changing market requirements. The Enterprise Marketing Backbone provides real-time open connectivity to data located in various enterprise applications and databases, enabling marketing professionals to automatically synchronize their databases to financial, sales and other enterprise systems.

Robust Marketing Knowledgebase.  The foundation for our enterprise marketing platform is the Aprimo Knowledgebase, a comprehensive data repository that captures critical marketing information about customers, financials, best practice workflows, calendars, activities, assets, sales and suppliers. It serves to accelerate customer implementations, provide access to best practices, and ensure consistent delivery of functionality. The Aprimo Knowledgebase supports real-time operations and records all activities and transactions, providing customers with an auditable system of record for all of their activities.

Exclusive Focus on Providing Marketing Technology.  Our innovative portfolio of over 30 products functions within our common platform and is exclusively focused on meeting the broad and varied needs of marketing professionals. We are focused on continuing to develop and improve our marketing technology, enhancing our customers’ productivity and providing them with unique marketing insights. Accordingly, Gartner has recognized us as a leader in providing Marketing Resource Management software and services and as a visionary in the Enterprise Marketing Management software space.

Pervasive Deployments within our Customer Base.  Our customers have broadly deployed our solutions and use them throughout their marketing organizations. Our products have been licensed to over 75,000 marketing professionals and other users located in more than 40 countries and are built on a common, universal architecture that supports multiple languages, data formats and currencies. In contrast to point solutions with narrow user bases, our solutions are broadly adopted and widely used within our customers’ businesses, which creates significant switching costs.

Our Growth Strategy

We intend to strengthen our position as a leading provider of superior technology solutions for marketing organizations. The key elements of our growth strategy include:

Continue to Grow our Customer Base.  Our customer base represents a small fraction of the enterprises that could benefit from our solutions, creating a large opportunity to grow our customer base as we replace custom developed, in-house software and point products. We intend to target new customers through our expanding sales force and growing network of partners.

Further Expand our Existing Customer Relationships.  In 2006, less than 20% of our new customers purchased all six of the Aprimo Enterprise solution sets, providing us with a substantial opportunity to cross sell additional solution sets to existing customers. Approximately 14% of our customers have been using Aprimo Enterprise for at least the last three years. These customers have collectively increased their investment in our solutions by approximately 300% following their initial purchases. Our customer lifetime value grows as our customers deploy our software to additional users within their marketing organizations, purchase additional solution sets and expand our platform’s footprint across their entire Marketing Value Chain, including to additional corporate marketing departments, business units, geographies and marketing suppliers.

Maintain Focus on Developing Innovative Solutions.  As early adopters of software marketing solutions gain significant competitive advantages over their competitors, accelerate their revenue growth and reduce their costs, we believe enterprises that have yet to implement marketing software will do so to better compete. We plan to continue to invest in developing new products which will create additional entry points into the Marketing Value Chain and significant cross sell opportunities within our existing customer base.

Continue to Strengthen and Expand our Partner Relationships.  We have developed strategic relationships with systems integrators, marketing service providers and complementary software vendors to increase the distribution and market awareness of our solutions. Our partners led or participated in approximately 50% of our sales transactions for Aprimo Enterprise and Aprimo Agency in 2006 and a significant and growing percentage of our deployments. We believe we have a significant opportunity to drive revenue growth, expand our global market reach and increase our delivery capacity through partnerships.

Grow our International Operations.  We believe there is significant global demand for our solutions and a large market opportunity located outside of the United States. In 2006, we generated approximately 20% of our revenue from international customers. While we expect this percentage to stay relatively constant in the near term, our strategy is to expand our sales in Europe, the Middle East, Africa and Asia-Pacific by expanding our direct sales force and partner relationships in these locations.

Selectively Pursue Acquisitions of Complementary Businesses and Technologies.  We acquired Then, Limited, a provider of marketing software located in the United Kingdom, and the enterprise marketing solutions business unit of DoubleClick, Inc. in 2004 and 2005, respectively, and we plan to selectively pursue acquisitions of businesses and technologies that will extend our solution sets, accelerate our customer and revenue growth, and provide access to new and emerging markets.

Risk Factors

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Principal risks of our business include:

•	we operate in an emerging market, which may make it difficult to evaluate our business and future prospects and may increase the risk of an investment in our common stock;

•	our business model is evolving to emphasize recurring license revenue, and this change carries with it a number of risks that may have a negative effect on our business, results of operations and financial condition;

•	we face increased competition from enterprise, infrastructure and other marketing management software companies, as well as internally developed solutions, which may have a negative effect on our ability to add new customers, retain existing customers and grow our business; and

•	if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs, our solutions may become less competitive or obsolete.

Our Corporate Information

We were incorporated as an Indiana corporation in 1998. We changed our name from Genesis Technologies, Inc. to Attune Incorporated and from Attune Incorporated to Aprimo, Incorporated in 1998 and 1999, respectively, and we reincorporated as a Delaware corporation on December 15, 2000.

Our corporate headquarters is located at 900 East 96th Street, Suite 400, Indianapolis, Indiana 46240, and our telephone number is (317) 803-4300. Our website is www.aprimo.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Common stock offered by Aprimo	shares

Common stock to be outstanding after this offering	shares

Over-allotment option offered by Aprimo and certain selling stockholders	shares

Use of proceeds	We expect our net proceeds from the offering to be approximately $ . We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including financing the development of new solutions, sales and marketing activities, and capital expenditures. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other businesses, products and technologies. We will not receive any proceeds from the sale of shares by the selling stockholders pursuant to the exercise of the underwriters’ over-allotment option. See “Use of Proceeds” for more information.

Proposed NASDAQ Global Market symbol	“MKTG”

The number of shares of our common stock to be outstanding following this offering is based on 78,368,803 shares of our common stock outstanding as of June 30, 2007 and excludes:

•	10,185,113 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007 under our 1998 Option Plan, at a weighted average exercise price of $0.40 per share;

•	2,456,335 shares of common stock reserved as of June 30, 2007 for future issuance under our 1998 Option Plan; and

•	1,638,158 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2007 at a weighted average exercise price of $1.16 per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock into 39,335,471 shares of common stock upon the closing of the offering;

•	except as provided above, no exercise of outstanding options or outstanding warrants after June 30, 2007;

•	the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series A2 preferred stock into warrants to purchase an aggregate of 829,315 shares of common stock, effective upon completion of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The tables below summarize our consolidated financial information for the periods indicated. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The results for the six months ended June 30, 2007 are not necessarily indicative of the results expected for the year ended December 31, 2007 or for any other future period.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenue:
Software, maintenance and hosting	$9,516	$15,446	$27,076	$12,019	$16,955
Professional services	10,351	15,066	24,516	10,819	12,859

Total revenue	19,867	30,512	51,592	22,838	29,814
Cost of revenue:
Software, maintenance and hosting	946	1,621	2,547	1,243	1,618
Amortization — technology	198	254	82	40	40
Professional services	7,056	11,802	15,758	8,068	8,821

Total cost of revenue	8,200	13,677	18,387	9,351	10,479

Gross profit	11,667	16,835	33,205	13,487	19,335
Operating expenses:
Sales and marketing	6,975	10,749	16,882	7,582	12,009
Research and development	3,478	5,080	7,580	3,904	4,853
General and administrative	2,346	3,778	5,287	2,454	3,819
Amortization — other intangibles	128	629	942	468	479

Total operating expenses	12,927	20,236	30,691	14,408	21,160

Income (loss) from operations	(1,260)	(3,401)	2,514	(921)	(1,825)
Other income (expense):
Interest income	67	101	78	61	120
Interest expense	(54)	(1,446)	(236)	(148)	(28)
Other income (expense)	173	(251)	(209)	(130)	(171)

Income (loss) before income taxes	(1,074)	(4,997)	2,147	(1,138)	(1,904)
Income tax benefit (expense)	(14)	237	—	—	—

Net income (loss)	(1,088)	(4,760)	2,147	(1,138)	(1,904)
Preferred stock dividends	(3,009)	(8,565)	—	—	—

Net income (loss) applicable to common stockholders	$(4,097)	$(13,325)	$2,147	$(1,138)	$(1,904)

Net income (loss) per common share:
Basic	$(0.21)	$(0.66)	$0.06	$(0.03)	$(0.05)
Diluted	(0.21)	(0.66)	0.03	(0.03)	(0.05)
Weighted average common shares outstanding:
Basic	19,435,013	20,069,108	38,576,987	38,494,915	38,987,570
Diluted	19,435,013	20,069,108	78,530,347	38,494,915	38,987,570

Pro Forma(1) (unaudited):
Net income (loss) per common share:
Basic			$0.03		$(0.02)

Diluted			$0.03		$(0.02)

Weighted average common shares outstanding:
Basic			77,912,458		78,323,041
Diluted			78,692,314		78,323,041

(footnotes appear on following page)

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	(unaudited)
	(in thousands)
Other GAAP and Non-GAAP Financial Data:
Recurring revenue(2)	$4,451	$8,426	$14,573	$6,764	$10,419

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma(3)	As Adjusted(4)
		(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,036	$6,036	$
Total assets	34,838	34,838
Total liabilities	19,407	18,778
Total convertible redeemable preferred stock	46,445	—	—
Total stockholders’ equity (deficit)	(31,014)	16,060

(1)	Pro forma to give effect to the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of our common stock immediately prior to the completion of this offering.

(2)	Recurring revenue is revenue derived from term licenses, maintenance and hosting agreements.

(3)	Pro forma to reflect (i) the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of our common stock immediately prior to the completion of this offering and (ii) the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series A2 preferred stock into warrants to purchase common stock upon completion.

(4)	Pro forma as adjusted to reflect (i) the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of our common stock immediately prior to this offering, (ii) the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series A2 preferred stock into warrants to purchase common stock upon completion and (iii) our receipt of estimated net proceeds of $ million from our sale of shares of common stock in this offering at an assumed public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks were to materialize, our business, financial condition and results of operations would suffer. The trading price of our common stock could decline as a result of any of these risks, and you could lose part or all of your investment in our common stock. You should read the section entitled “Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related To Our Business

We operate in an emerging market which may make it difficult to evaluate our business and future prospects and may increase the risk of your investment.

The market for software designed to manage the broad range of specific activities relevant for marketing professionals is relatively new and emerging, making our business and future prospects difficult to evaluate. It is also uncertain whether our solutions will achieve and sustain high levels of market acceptance. Some businesses may be reluctant or unwilling to implement our marketing management solutions for a variety of reasons. Many companies have invested substantial personnel and financial resources in their marketing departments in order to develop internal solutions for managing their marketing activities and those departments may be reluctant or unwilling to migrate to our software. Other businesses may elect to manage their marketing processes through software solutions obtained from their existing enterprise resource planning or infrastructure software providers, whose principal products are designed largely to address one or more functional areas other than marketing. These enterprise products may appeal to customers that wish to limit the number of software vendors on which they rely and the number of different types of software used to run their businesses. Widespread market acceptance of our solutions is critical to the success of our business and will require that we overcome the bias some businesses have for marketing management software solutions that are developed internally or obtained from established software vendors. Other factors that may affect market acceptance include:

•	customer concerns with entrusting a third party to store and manage their data;

•	our ability to maintain high levels of customer satisfaction; and

•	the price, performance and availability of competing products and services.

You must consider our business and future prospects in light of the challenges, risks and difficulties we encounter in the new and rapidly evolving market for enterprise marketing management software. If we are unable to successfully address any of these challenges, risks and difficulties, including the other risks related to our business and industry described below, our business, results of operations and financial condition will be adversely affected.

Our business model is evolving to emphasize recurring license revenue. This change carries with it a number of risks that may have a negative effect on our business, results of operations and financial condition.

In 2006, we changed our sales methodology and compensation structures to encourage the sales of recurring and on-demand software licenses rather than traditional perpetual license arrangements. We also intend to initiate other programs designed to increase the percentage of recurring licenses sales and decrease the percentage of perpetual licenses sales, which may negatively and materially affect our future operating results. Because recurring license arrangements result in longer periods of time over which revenue from a customer arrangement is recognized as compared to current perpetual license recognition, we may recognize less revenue in any given period than we would have had we continued with a predominantly perpetual license business model. Similarly, a decline in new or renewed recurring licenses in any one quarter will not necessarily be reflected fully in the total revenue for that quarter and may negatively affect our revenue in future quarters. Differences in the mix of our recurring license revenue and perpetual license revenue could cause our operating results for a quarter to vary from the expectations of our investors and market analysts to react negatively toward our common stock, which could materially and adversely affect the price of our common stock. In addition, our recurring license model makes it difficult for us to increase our revenue rapidly through additional sales in any period, as revenue from new customers must be recognized over the applicable contract term. Our recurring revenue strategy also carries a number of additional risks, including:

•	potential for increased customer attrition;

•	potential for lack of customer acceptance of the recurring license revenue model of operations,

•	potential for a decline in our average price per transaction;

•	lack of market penetration; and

•	short-term and long-term decreases, and deferrals, in total revenue.

We face increased competition from enterprise application and other marketing management software companies, as well as internally developed solutions, which may have a negative effect on our ability to add new customers, retain existing customers and grow our business.

The market for enterprise management marketing software is evolving, highly competitive and fragmented, and we expect competition to increase in the future. We face competition from both businesses that develop their software internally and from other software vendors and service providers. These software vendors and service providers include:

•	marketing management software vendors, such as Unica Corporation and SAS Institute Inc.;

•	enterprise application software vendors, such as SAP AG, Oracle Corporation and Infor Global Solutions;

•	providers of other related marketing services; and

•	new companies entering the enterprise marketing management software market.

We expect to face additional competition with the development and expansion of the enterprise marketing management software market. We also expect competition to increase as a result of software industry consolidation, including through possible mergers or partnerships of two or more of our competitors. For example, in January 2006, Oracle Corporation completed its acquisition of Siebel Systems, Inc. We also expect that new competitors, such as enterprise software vendors and online service providers that have traditionally focused on enterprise resource planning or back office applications, will continue to enter the enterprise marketing management market with competing products, which could have an adverse effect on our business, results of operations and financial condition. Many of our current and potential competitors have longer operating histories and larger presence in the general software market, greater name recognition and access to larger customer bases and substantially greater financial, technical, sales and marketing, management, service, support and other resources. As a result, these competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements and also devote greater resources to the promotion and sale of their products and services. To the extent any of our competitors have existing relationships with potential customers, those customers may be unwilling license our products because of those existing relationships with that competitor.

Competition could seriously impede our ability to sell additional software solutions and related services on terms favorable to us. Businesses may continue to enhance their internally developed solutions, rather than investing in commercial software such as ours. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our products, we may need to decrease the prices for our products in order to remain competitive. If we are unable to maintain our current product, services and maintenance pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs, our solutions may become less competitive or obsolete.

Rapid technological advances and evolving standards in computer hardware, software development and communications infrastructure, changing and increasingly sophisticated customer needs and frequent new product introductions and enhancements characterize the enterprise software market in which we compete. If we are unable to develop new products and services, or to enhance and improve our products and support services in a timely manner or to position and price our products and services to meet market demand, we may not be able to achieve or maintain adequate market acceptance of our products and related services. In addition, standards for network protocols, as well as other industry-adopted and de facto standards for the Internet, are rapidly evolving. We cannot provide any assurance that the standards on which we choose to develop new products will allow us to compete effectively. Consequently, our failure to adapt and respond effectively to technological advances and evolving standards could adversely affect our business results of operations and financial condition.

In addition, because our software solutions are intended to operate on a variety of hardware and software platforms, we must continue to modify and enhance our products to keep pace with changes in these platforms. Any inability of our products to operate effectively with existing or future hardware and software platforms could reduce the demand for our products, resulting in customer dissatisfaction and adversely affecting our revenues.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for senior sales executives and engineers with high levels of experience in designing and developing enterprise software solutions. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

Many of the companies with which we compete for experienced personnel have greater resources than us. In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. Significant volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock-based compensation that job candidates require to join our company, and may result in our paying additional cash compensation or other stock-based compensation to job candidates to offset reduced stock option grants. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

We have a history of losses, a limited operating history and may not achieve sustained profitability in the future.

We generated net losses of $1.1 million in 2004, $4.8 million in 2005 and $1.9 million for the six months ended June 30, 2007. As of June 30, 2007, we had an accumulated deficit of approximately $47.1 million. We commenced operations in July 1998, and we have a limited operating history on which you can base your evaluation of our business, including our ability to increase our revenue or achieve and maintain profitability. We will need to generate and sustain increased revenue levels in future periods in order to sustain profitability, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our direct sales force and develop and enhance our software and service solutions and for general corporate purposes, including marketing, services and sales operations, hiring additional personnel, upgrading our infrastructure and expanding into new geographical markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. If we are unable to sustain profitability, the market price of our common stock may fall.

Our quarterly financial position, revenue, operating results and profitability are difficult to predict and may vary significantly from quarter to quarter, which could cause the price of our common stock to decline significantly.

We have experienced and expect to continue experiencing significant fluctuations in our quarterly revenues and operating results because of a number of factors, many of which are outside of our control. These factors include:

•	spending priorities and marketing budget cycles of specific customers and prospects;

•	the timing and size of our licensing transactions;

•	the revenue mix between recurring licenses and perpetual licenses;

•	lengthy and unpredictable sales cycles;

•	the timing of development, introduction and market acceptance of new products or product enhancements by us or our competitors;

•	the timing of business and product acquisitions by us or our competitors;

•	product and price competition;

•	the mix of higher-margin license revenue and lower-margin service revenue;

•	software defects or other product quality problems;

•	our ability to hire, train and retain sufficient sales, service and other personnel;

•	the geographical mix of our sales, together with fluctuations in currency exchange rates;

•	fluctuations in economic and financial market conditions, both domestically and in our foreign markets;

•	resolution of, and expenses related to, litigation, claims and other contingencies;

•	expenses related to litigation, claims and other contingencies;

•	complexity of the accounting rules that govern revenue recognition;

•	new services provided by us or our competitors; and

•	seasonal fluctuations in marketing spending.

You should not rely solely on quarter-to-quarter comparisons of our results of operations as an indicator of our future results, nor should you rely on other expectations, predictions or projections of our future revenue or other aspects of our results of operations. It is also possible that our results of operations in one or more quarters may fall below the expectations of investors and equity research analysts, in which case the trading price of our common stock is likely to decline.

If we fail to forecast our revenues accurately, or if we fail to match our expenditures with corresponding revenues, our results of operations and financial condition could be adversely affected.

Because our recent growth has resulted in the rapid expansion of our business, we do not have a long history upon which to base forecasts of future operating revenues. In addition, our ability to generate revenue and profit from our recurring license revenue business model is unproven. Moreover, the lengthy sales cycle for the evaluation and implementation of our solutions may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenues that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be significantly below the expectations of the public market, equity research analysts or investors, which could harm the price of our common stock.

The long sales cycles for our software solutions may cause our quarterly revenue to fluctuate significantly, which could result in volatility in the price of our common stock.

Our software solutions have lengthy sales cycles, which typically extend from four to twelve months and may take more than two years. A customer’s decision to license our products often involves a significant commitment of its resources and a lengthy product evaluation and qualification process. The length of our sales cycle varies depending on the approval processes of the customer, the product being licensed, the nature and size of the project, the customer’s budget, and the involvement of third-party product or service providers. We may incur substantial sales and marketing expense and expend significant management efforts during this time, regardless of whether we make a sale. As a result of the lengthy sales cycles for our products, it is difficult for us to predict the quarter in which a particular sale may occur. Additionally, the effect of significant downturns in sales and market acceptance of our solutions may not be fully reflected in our results of operations until future periods. Accordingly, our revenue and other operating results may vary significantly from quarter to quarter, or year to year, which in turn could cause volatility in the price of our common stock.

Our recent growth rates may not be indicative of our future growth.

We have substantially expanded our overall business, customer base, headcount and operations in recent periods. However, we cannot guarantee that our recent growth rates will continue. Even if we are able to continue at our recent growth rate, we may be unable to manage our expenses effectively in the future, which may negatively impact our profitability or cause our operating expenses to increase in any particular quarter. Our historic growth has strained, and our expected future growth will continue to strain, our managerial, administrative, operational, financial and other resources. You should not rely on our recent growth rates as an indicator of future growth rates.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We have substantially expanded our headcount and operations in recent periods. We have increased our total number of full-time employees to 355 at June 30, 2007 from 211 at December 31, 2005. To achieve our business objectives, we intend to continue to expand our business at a rapid pace. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We anticipate that this expansion will require substantial management effort and significant additional investment in our infrastructure. If we are unable to successfully manage our growth, our business, results of operations and financial condition could be adversely affected.

Traditionally, more than half of our annual revenue has been derived from new and expanded relationships with existing customers. Part of the challenge that we expect to face in the course of our expansion is to maintain a high level of customer service and customer satisfaction. To the extent our customer base grows, we will need to expand our account management, customer service and other personnel, and third-party channel partners, in order to provide personalized account management and customer service. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations and financial conditions, could be harmed.

If we are unable to attract new customers or to sell additional solutions and services to our existing customers, our revenue growth will be adversely affected.

To increase our revenues, we must regularly add new customers, sell additional solutions and services to existing customers and encourage existing customers to increase their minimum commitment levels. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to attract new customers or increase sales to existing customers and our operating results will be adversely affected.

Our existing customers may not renew recurring license, maintenance and hosting agreements with us, which could negatively impact our revenue or revenue growth and adversely affect our results of operations and financial condition.

We sell our enterprise marketing management software and services pursuant to agreements that generally have an initial license period and annual renewals after that. Our customers have no obligation to renew their agreements for our software and services after the expiration of their initial license period, and we cannot assure you that these agreements will be renewed at the same or higher levels, if at all. Some of our customers have elected not to renew their agreements with us. Moreover, our customers have the right to cancel their service agreements prior to any renewal terms of their agreements. We have limited historical data with respect to customer renewal rates, so we cannot accurately predict future customer renewal rates. Our customer renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our software or services, the prices and features of our software or services, the prices of software or services offered by our competitors, mergers and acquisitions affecting our customer base, budgetary or other concerns, or reductions in our customers’ spending levels. Customer satisfaction or dissatisfaction with our services and software is a critical factor in a customer’s decision whether to renew their agreements. If our customers do not renew their agreements for our software or services or if they renew on less favorable terms, our revenues could decline and our business, results of operations and financial condition could be adversely affected.

The loss of key members of our senior management team could prevent us from executing our business strategy.

Our success depends largely upon the continued services of our executive officers and other key personnel. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our services and technologies. The loss of one or more of our key employees, including our engineering and technical staff, could seriously harm our business.

Our growth and success also depends to a significant extent on our ability to retain William M. Godfrey, our President and Chief Executive Officer, and Robert W. McLaughlin, our Executive Vice President and Chief Technology Officer, both of whom were founders of our company and have developed, engineered and guided the growth and operation of our business since its inception. The loss of the services of either of these persons could inhibit our growth or impair our operations and cause our stock price to decline.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

Our ability to increase our customer base and achieve broader market acceptance of our solutions will depend to a significant extent on our ability to expand our sales and marketing operations. We plan to continue expanding our direct sales force and engaging additional third-party channel partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. We also may not achieve anticipated revenue growth from our third-party channel partners if we are unable to attract and retain additional motivated third-party channel partners, if any existing or future third-party channel partners fail to successfully market, resell, implement or support our solutions for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support products and services.

If we are unable to expand and leverage our relationships with system integrators, marketing service providers, complementary software vendors or other business alliance partners, our revenue or revenue growth and our results of operations could be materially adversely impacted.

We offer or software and services through third parties, including system integrators, marketing service providers and complementary software vendors. We may not be able to develop or maintain strategic relationships with these third parties for a number of reasons, including their existing relationships with our competitors or prospective competitors. If we are unsuccessful in establishing or maintaining our strategic relationships, our ability to compete in the marketplace or to grow our revenues could be impaired, and our results of operations would suffer. Even if we are successful in establishing and maintaining these relationships, we cannot assure you that these will result in increased customers or revenues.

Our inability to sustain our historical maintenance renewal rates and pricing would adversely affect our operating results.

We generate maintenance fees revenue from sales of maintenance associated with licensed software. We generally sell maintenance on an annual basis. We cannot assure you that we will succeed in sustaining the rate of maintenance renewals that we have experienced in the past. Moreover, we are facing competitive and other pressures to reduce the pricing of our maintenance arrangements. If we fail to sustain our historical level of maintenance renewals or our historical pricing, our maintenance fees revenue and total revenue would decrease and our results of operations would be adversely affected.

If our products fail to perform properly due to undetected defects or similar problems, and if we fail to develop an enhancement to resolve any defect or other software problem, we could be subject to product liability, performance or warranty claims or incur significant costs, our business may be harmed and our results of operations and financial condition could be adversely affected.

Our software solutions are complex and may contain undetected defects or errors. We have from time to time found defects in our products and may discover additional defects in the future. We may not be able to detect and correct defects or errors before releasing products. Consequently, we or our customers may discover defects or errors after our products have been implemented. We have in the past issued, and may in the future need to issue, corrective releases of our products to address defects or errors. The occurrence of any defects or errors could result in:

•	lost or delayed market acceptance and sales of our products;

•	delays in payment to us by customers;

•	product returns;

•	injury to our reputation;

•	diversion of our resources;

•	legal claims, including product liability claims, against us;

•	increased service and warranty expenses or financial concessions; and

•	increased insurance costs.

Defects and errors in our software solutions could result in an increase in service and warranty costs or claims for substantial damages against us. Our license agreements with our customers typically contain provisions designed to limit our liability for defects and errors in our products and damages relating to such defects and errors, but these provisions may not be enforced by a court or otherwise protect us effectively from legal claims. Our liability insurance may not be adequate to cover all of the costs resulting from these legal claims. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available on acceptable terms or that the insurer will not deny coverage as to any future claim. The successful assertion against us of one or more large claims that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse affect on our business and operating results. Furthermore, even if we succeed in defending liability claims, we are likely to incur substantial costs, and our management’s attention will be diverted from our operations.

The expansion of our international operations exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have small but growing international operations, and our business strategy includes expanding these operations. Conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:

•	fluctuations in currency exchange rates;

•	lack of local recognition of our branding, which may require that we spend significant amounts of time and money to build brand identity;

•	import and export controls;

•	unexpected changes in foreign regulatory requirements;

•	establishing and maintaining strategic alliance relationships;

•	internationalization of our products to meet local customs or the needs of local marketing organizations;

•	different pricing environments;

•	longer accounts receivable payment cycles and other collection difficulties;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

•	the burdens of complying with a wide variety of foreign laws and different legal standards;

•	laws and business practices, which may vary from country to country and may favor local competitors;

•	limited protection of intellectual property in some countries outside of the United States; and

•	political and economic instability.

The occurrence of any one of these risks could negatively affect our international operations and, consequently, our results of operations generally. In addition, the Internet may not be used as widely in international markets in which we expand our international operations and, as a result, we may not be successful in offering our solutions internationally.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenues or profitability. We have not engaged in currency hedging activities to limit risk of exchange rate fluctuations.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our financial condition may suffer.

We expect the importance of brand recognition to increase as competition further develops in our market. Successful development of our brand will depend largely on the effectiveness of our marketing efforts and our ability to provide customers with reliable and technically sophisticated solutions at competitive prices. If customers do not perceive our solutions and services to be of high value, our brand and reputation could be harmed, which could adversely impact our financial condition. Despite our efforts, our brand development efforts may not yield increased revenue sufficient to offset the additional expenses incurred in our brand-building efforts.

The success of our business depends on the continued growth and acceptance of the Internet by marketing professionals as a business and communications tool and the related expansion of the Internet infrastructure.

Use of the Internet by marketing professionals for enterprise marketing management is at an early stage of development, and acceptance of the Internet as a medium for enterprise marketing management among marketing professionals is subject to a high level of uncertainty. Our success will depend on our ability to generate revenues, which will require the development and widespread acceptance of the Internet as a medium for enterprise marketing management among marketing professionals. The Internet may not prove to be a viable medium for enterprise marketing management among marketing professionals because of inadequate development of the necessary infrastructure or complementary services, such as security procedures. The viability of the Internet as a medium for enterprise marketing management among marketing professionals may also prove uncertain due to delays in the development and adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet among marketing professionals for enterprise marketing management does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed, our business, results of operations, and financial condition could be adversely affected.

We may face liability if we inappropriately disclose confidential customer information.

We currently retain confidential information relating to our users in secure database servers. Although we observe security measures throughout our operations, we cannot assure you that we will be able to prevent individuals from gaining unauthorized access to these database servers. Any unauthorized access to our servers, or abuse by our employees, could result in the theft of confidential user information. If confidential information is compromised, we could lose customers or become subject to liability or litigation and our reputation could be harmed, any of which could materially and adversely affect our business, results of operations and financial condition.

We may be liable to our customers and may lose customers if we provide poor service, if our services do not comply with our agreements or if we are unable to collect customer data or otherwise lose customer data.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic on customer websites. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. We may be liable to our customers for damages they may incur resulting from these events, such as loss of business, loss of future revenues, breach of contract or for the loss of goodwill to their business. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to capture, store and supply information, our reputation could be harmed and we could lose customers.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

Interruptions or delays in service from our third-party providers could impair our global delivery model, which could result in customer dissatisfaction and a reduction of our revenue.

We have a contract with a third party facility provider, pursuant to which we host a substantial portion of our IT infrastructure, as well as approximately 30 percent of our customers, from a single co-location facility located in Indianapolis, Indiana. This third-party facility provider does not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend, in part, on our third-party facility provider’s ability to protect systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. In the event that our third-party facility arrangement is terminated, or if there is a lapse of service or damage to the third-party facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities and services.

Our disaster recovery computer hardware and systems located at our headquarters in Indianapolis, Indiana have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage occurring at our third-party facilities. In the event of a disaster in which our third-party facilities were irreparably damaged or destroyed, we could experience lengthy interruptions in our service. Moreover, our disaster recovery computer hardware and systems are located within the same geographic region as our third-party facilities and may be equally or more affected by any disaster affecting the third-party facilities. Any or all of these events could cause our customers to lose access to our on-demand software. In addition, the failure by our third-party facilities to meet our capacity requirements could result in interruptions in service or impede our ability to scale our operations.

We also have a long-term contract with Virtusa Corporation, which provides certain outsourced professional, customer support and product development services. A disruption in this arrangement could increase our costs, disrupt our business and have an adverse effect on our results of operations and financial condition.

We design the system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our service. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could reduce our revenue, subject us to liability, and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could adversely affect our business, results of operations and financial condition.

Our software and services may infringe on the intellectual property rights of others, which may subject us to legal liability, harm our reputation, prevent us from offering some solutions and services to our customers or distract management. Any claims or litigation involving intellectual property, whether we ultimately win or lose, could be extremely time-consuming, costly and harmful our reputation.

The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement and other violations of intellectual property rights. We expect the possibility of intellectual property rights claims to increase as the number of products and competitors in our industry segments grows, the functionality of products overlap, and the volume of issued software patents continues to increase. Responding to any infringement claim, regardless of its validity, could:

•	be time-consuming, costly and result in litigation;

•	divert management’s time and attention from developing our business;

•	require us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	require us to stop selling or to redesign certain of our products; or

•	require us to satisfy indemnification obligations to our customers.

If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations and financial condition could be adversely affected.

We may also be required to indemnify customers for their use of the intellectual property associated with an infringement claim or for other third-party products that are incorporated into our products and that infringe the intellectual property rights of others. If we are unable to resolve our legal obligations by settling or paying an infringement claim or a related indemnification claim, we may be required to refund amounts that we had received under the contractual arrangement with the customers.

In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our products and may use more open source software in the future. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software.

If we are unable to protect our proprietary technology and other intellectual property rights, our ability to compete for business will be adversely affected.

We rely on a combination of copyright, patent, trade secrets, confidentiality procedures and contractual commitments to protect our proprietary information. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. Any patents owned by us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. In addition, the laws of some countries do not provide the same level of protection of our proprietary rights as do the laws of the United States. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive.

In seeking to protect our intellectual property, we could face costly litigation and enforcement proceedings and the diversion of our management’s attention and resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay new product introductions, result in our substituting inferior or more costly technologies into our products, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new products, and we cannot assure you that we could license that technology on commercially reasonable terms or at all. Although we do not expect that our inability to license this technology in the future would have a material adverse affect on our business or operating results, our inability to license this technology could adversely affect our ability to compete.

To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of trade secrets, know-how or other proprietary information

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our results of operations, our ability to operate our business, our stock price and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management and independent auditor assessments of the effectiveness of our internal controls over financial reporting. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and, as part of that documentation and testing, identifying areas for further attention and improvement.

We have identified a material weakness in our internal controls over financial reporting that, if not corrected, could result in material misstatements in our financial statements. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, in our internal controls over financial reporting, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be presented or detected by our employees. A significant deficiency is in turn defined as a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A design deficiency exists when a control necessary to meet the control objective is missing or an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met. The material weakness that we have identified results from a design deficiency in the consolidation formation relating to our operations in the United Kingdom and Australia, which requires the translation of financial statements from local functional currencies into U.S. dollars. Specifically, we have utilized our historical consolidation model, which does not appropriately address the consolidation of new foreign subsidiaries and has resulted in the establishment of investment in subsidiary, trade inter-company balances and inter-company loans in a manner inconsistent with our legal ownership structure and, in some cases, the recording or translation of subsidiaries at an incorrect currency translation.

We are in the process of implementing changes to strengthen our internal controls. Implementing these changes may distract our directors, officers and employees, and entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in improving or maintaining the adequacy of our internal controls, and any failure to improve or maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs, materially impair our ability to operate our business and subject us to civil or criminal investigations and penalties. In addition, other material weaknesses may be identified in the future. Further, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

Potential future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our results of operations and financial condition.

We have acquired, and in the future may acquire or invest in, complementary businesses, products or technologies. Acquisitions and investments involve numerous risks including:

•	difficulty in assimilating the operations and personnel of acquired businesses;

•	potential disruption of our ongoing business and distraction of our management and the management of the acquired companies;

•	difficulty in incorporating acquired technology and rights into our solutions and services;

•	unanticipated expenses related to technology and other integration;

•	potential failure to achieve additional sales and enhance our customer bases through cross-marketing of the combined company’s solutions to new and existing customers;

•	potential litigation resulting from our business combinations or acquisition activities; and

•	potential unknown liabilities associated with the acquired businesses.

Our inability to integrate any acquired business successfully, or the failure to achieve any expected synergies, could result in increased expenses and a reduction in expected revenues or revenue growth. As a result, our stock price could fluctuate or decline, and our results of operations and financial condition could be adversely affected.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to expand our sales and marketing and product development efforts or to make acquisitions. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our sales and marketing and research and development efforts or take advantage of acquisition or other opportunities, which could seriously harm our business and results of operations. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Being a public company will increase the administrative costs of operating our business and may divert management attention from the operations of the business.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

For example, we recognize software license revenue in accordance with Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2 Software Revenue Recognition with Respect to Certain Transactions. The American Institute of Certified Public Accountants and the SEC continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. As a result of future interpretations or applications of existing accounting standards, including SOP 97-2 and SOP 98-9, by regulators or our internal or independent accountants, we could be required to delay revenue recognition into future periods, which would adversely affect our operating results.

Certain factors have in the past and may in the future cause us to defer recognition for license fees beyond delivery. For example, the inclusion in our software arrangements of customer acceptance testing, specified upgrades or other material non-standard terms could require the deferral of license revenue beyond delivery.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R). SFAS No. 123(R), which became effective for fiscal periods beginning after September 15, 2005, requires that employee stock-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period. As a result of SFAS No. 123(R), our results of operations in 2006 and 2007 reflect expenses that are not reflected in prior periods, potentially making it more difficult for investors to evaluate our 2006 and 2007 results of operations relative to prior periods.

Because of these factors and other specific requirements under accounting principles generally accepted in the United States for software revenue recognition, we must have very precise terms in our software arrangements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

Risks Related To This Offering And Ownership Of Our Common Stock

No public market for our common stock currently exists, and an active, liquid and orderly market for our common stock may not develop.

Prior to this offering there has been no market for shares of our common stock. Even though we have applied to list our shares on the NASDAQ Global Market, an active trading market for our common stock may never develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering.

The trading value of our common stock may be volatile and decline substantially.

The trading price of our common stock following this offering is likely to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	quarterly variations in our operating results compared to market expectations;

•	announcements by us or our competitors of acquisitions, business plans or commercial relationships;

•	threatened or actual litigation;

•	any major change in our board of directors or management;

•	publication of research reports about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by equity research analysts;

•	our sale of common stock or other securities in the future;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general, and historically the market for software companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. In addition, the terms of our credit facility prohibit us from paying cash dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

Various provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue preferred stock with the terms of each series to be fixed by our board of directors, which could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause;

•	require supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws;

•	prohibit action by written consent of our stockholders; and

•	specify advance notice requirements for stockholder proposals and director nominations.

In addition, with some exceptions, the Delaware General Corporation Law restricts or delays mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of June 30, 2007, upon completion of this offering, we will have outstanding approximately           shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire, and based on shares outstanding as of June 30, 2007, an additional           shares of common stock will be eligible for sale in the public market,          of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the 10,185,113 shares of common stock subject to outstanding options under our 1998 Option Plan as of June 30, 2007, the 3,607,683 shares reserved for future issuance under our 2007 Stock Option and Incentive Plan and the 2,000,000 shares reserved for future issuance under our 2007 Employee Stock Purchase Plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline substantially.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Immediately after this offering, our directors, executive officers and their affiliated entities will beneficially own more than     percent of our outstanding common stock. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and bylaws and the approval of mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by other stockholders, including those who purchase shares in this offering.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including financing the development of new solutions, sales and marketing activities and capital expenditures. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other businesses, products and technologies. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more of these analysts downgrade our stock or issue other unfavorable commentary. Further, if one or more of these analysts ceases publishing reports about us or our business, we could lose visibility in the market, which in turn could cause the price of our stock to decline.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution of $      per share in the net tangible book value of our common stock from the initial public offering price of $      per share. If the underwriters exercise in full their option to purchase additional shares, there will be dilution of $      per share in the net tangible book value of our common stock.

If previously granted warrants or options are exercised, you will experience additional dilution. As of June 30, 2007, there were 1,638,158 shares of common stock subject to outstanding warrants with a weighted average exercise price of $1.16 per share and 10,185,113 shares of common stock subject to outstanding options with a weighted average exercise price of $0.40 per share. For more information refer to “Dilution.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this prospectus. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.

Factors that may cause actual results to differ from expected results include, among others:

•	general economic conditions and a downturn in our industry;

•	competition in our industry and innovation by our competitors;

•	our failure to anticipate and adapt to future changes in our industry;

•	uncertainty regarding our product and service innovations;

•	our inability to successfully identify and manage our acquisitions;

•	adverse developments concerning our relationships with existing customers;

•	the increased expenses and administrative workload associated with being a public company; and

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading “Risk Factors.”

Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.

This prospectus contains estimates and other statistical data, research or viewpoints based on information from independent parties, including Gartner, Inc., or Gartner, and International Data Corporation, or IDC, and made by us relating to market size and growth and other industry data, which are not representations of fact. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus, and, accordingly, we cannot guarantee their accuracy or completeness. Each Gartner report speaks as of its original publication date and is subject to change without notice. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us of the sale of the common stock that we are offering will be approximately $      million, based on an assumed initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay. A $1.00 increase (decrease) in the assumed initial public offering price of $     would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we estimate the net proceeds payable to us will be approximately $      million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders pursuant to the exercise of the underwriters’ over-allotment option.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including financing the development of new products, sales and marketing activities, and capital expenditures. Currently, we expect to fund a significant portion of our working capital with funds generated from the sale of our solutions, and as a result, we do not have a specific plan, timeline or budget for the allocation of the net proceeds from this offering among potential general corporate purposes.

We may use a portion of the net proceeds to us to expand current business through acquisitions of other businesses, products and technologies. We may use a portion of the net proceeds to us to expand our current business through strategic alliances with, or acquisitions of, other businesses, products or technologies. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations. Accordingly, our management will have broad discretion in applying the net proceeds of this offering.

Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including investment-grade, short-term, interest-bearing certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. We currently intend to retain future earnings for the development, operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2007, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible redeemable preferred stock into 39,335,471 shares of common stock immediately prior to the completion of this offering and (ii) the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series A2 preferred stock into warrants to purchase an aggregate of 829,315 shares of common stock upon completion of this offering; and

•	on a pro forma as adjusted basis to give effect to (i) the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of our common stock, (ii) give effect to the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series A2 preferred stock into warrants to purchase an aggregate of 829,315 shares of common stock upon completion of the offering and (iii) to reflect the sale of shares of common stock that we are offering at an assumed initial public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2007
					Pro Forma
	Actual		Pro Forma		As Adjusted
			(unaudited)
	(in thousands)

Cash and cash equivalents		$6,036		$6,036	$

Long-term debt, including current portion	$		$		$
Warrants to purchase Series A2 Convertible Redeemable
Preferred Stock, par value $.001 per share		629		—
Series A Convertible Redeemable Preferred Stock, par value $.001 per share, 9,708,737 shares authorized and 9,708,737 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		20,000		—		—
Series A1 Convertible Redeemable Preferred Stock, par value $.001 per share, 9,480,175 shares authorized and 9,480,175 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		11,945		—		—
Series A2 Convertible Redeemable Preferred Stock, par value $.001 per share, 14,811,597 shares authorized and 13,982,282 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		14,500		—		—
Shareholders’ equity (deficit):
Preferred stock, $.001 par value: no shares authorized, issued or outstanding actual or pro forma; shares authorized, no shares issued or outstanding pro forma as adjusted		—		—		—
Common stock, $.001 par value: 100,000,000 shares authorized; 39,033,332 shares issued, actual; 100,000,000 shares authorized, 78,368,803 shares issued, pro forma; shares authorized, shares issued, pro forma as adjusted		38		77
Additional paid-in capital		15,417		62,452
Accumulated other comprehensive income (loss)		616		616
Accumulated deficit		(47,085)		(47,085)

Total stockholders’ equity (deficit)		(31,014)		16,060

Total capitalization		$22,096		$22,096	$

DILUTION

Our net tangible book value as of June 30, 2007 was $(1.6) million, or $(0.02) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2007 after giving effect to the assumed conversion of all of our convertible preferred stock.

After giving effect to the sale by us of          shares of common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2007 would have been approximately $      million, or approximately $      per share. This amount represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $      per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share (the midpoint of the range listed on the cover page of this prospectus)		$
Net tangible book value as of June 30, 2007	$(0.02)

Increase attributable to this offering
Adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $     would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution in pro forma net tangible book value to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2007, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The following table does not reflect any non-cash consideration paid to us, or deemed to be paid to us, by our existing stockholders. The calculation below is based on the assumed initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay:

Average
	Shares Purchased			Total Consideration			Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors							$

Totals			%	$		%

A $1.00 increase (decrease) in the assumed initial public offering price of $     would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price paid by all stockholders by $      million, $      million, and $      million, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus , remains the same, and without deducting the estimated underwriting discounts and commissions and other expenses of the offering.

The above discussion and tables assume no exercise of outstanding options or the outstanding warrants after June 30, 2007. As of June 30, 2007, there were 1,638,158 shares of common stock subject to outstanding warrants with a weighted average exercise price of $1.16 per share and 10,185,113 shares of common stock subject to outstanding options with a weighted average exercise price of $0.40 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 and consolidated balance sheet data as of December 31, 2005 and 2006 and June 30, 2007 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that do not appear in this prospectus. The statement of operations data for the six months ended June 30, 2006 has been derived from our audited consolidated financial statements and related notes, which are included elsewhere in the prospectus. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenue:
Software, maintenance and hosting	$6,568	$8,327	$9,516	$15,446	$27,076	$12,019	$16,955
Professional services	6,752	8,231	10,351	15,066	24,516	10,819	12,859

Total revenue	13,320	16,558	19,867	30,512	51,592	22,838	29,814
Cost of revenue:
Software, maintenance and hosting	1,027	1,055	946	1,621	2,547	1,243	1,618
Amortization — technology	—	—	198	254	82	40	40
Professional services	4,599	5,382	7,056	11,802	15,758	8,068	8,821

Total cost of revenue	5,626	6,437	8,200	13,677	18,387	9,351	10,479

Gross profit	7,694	10,121	11,667	16,835	33,205	13,487	19,335
Operating expenses:
Sales and marketing	9,269	9,400	6,975	10,749	16,882	7,582	12,009
Research and development	3,640	3,169	3,478	5,080	7,580	3,904	4,853
General and administrative	2,471	2,600	2,346	3,778	5,287	2,454	3,819
Amortization — other intangibles	—	—	128	629	942	468	479

Total operating expenses	15,380	15,169	12,927	20,236	30,691	14,408	21,160

Income (loss) from operations	(7,686)	(5,048)	(1,260)	(3,401)	2,514	(921)	(1,825)
Other income (expense):
Interest income	259	150	67	101	78	61	120
Interest expense	(385)	(155)	(54)	(1,446)	(236)	(148)	(28)
Other income (expense)	(35)	108	173	(251)	(209)	(130)	(171)

Income (loss) before income taxes	(7,847)	(4,945)	(1,074)	(4,997)	2,147	(1,138)	(1,904)
Income tax benefit (expense)	—	(34)	(14)	237	—	—	—

Net income (loss)	(7,847)	(4,979)	(1,088)	(4,760)	2,147	(1,138)	(1,904)
Preferred Stock Dividends	(2,511)	(2,825)	(3,009)	(8,565)	—	—	—

Net income (loss) applicable to common stockholders	$(10,358)	$(7,804)	$(4,097)	$(13,325)	$2,147	$(1,138)	$(1,904)

Net loss per common share:
Basic	$(0.54)	$(0.40)	$(0.21)	$(0.66)	$0.06	$(0.03)	$(0.05)
Diluted	(0.54)	(0.40)	(0.21)	(0.66)	0.03	(0.03)	(0.05)
Weighted average common shares outstanding:
Basic	19,346,379	19,363,621	19,435,013	20,069,108	38,576,987	38,494,915	38,987,570
Diluted	19,346,379	19,363,621	19,435,013	20,069,108	78,530,347	38,494,915	38,987,570

Pro Forma(1) (unaudited):
Net income (loss) per common share:
Basic					$0.03		$(0.02)

Diluted					$0.03		$(0.02)

Weighted average common shares outstanding:
Basic					77,912,458		78,323,041
Diluted					78,629,314		78,323,041

(footnotes appear on following page)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Other GAAP and Non-GAAP Financial Data:
Recurring revenue(2)	$4,451	$8,426	$14,573	$6,764	$10,419

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,737	$6,658	$5,312	$5,557	$5,591	$6,036
Total assets	19,400	9,252	12,123	30,670	34,191	34,838
Total liabilities	9,085	3,888	7,706	18,164	17,234	19,407
Total convertible redeemable preferred stock	36,750	39,575	42,584	45,303	46,445	46,445
Total stockholders’ deficit	(26,435)	(34,211)	(38,167)	(32,797)	(29,488)	(31,014)

(1)	Pro forma to give effect to the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of our common stock immediately prior to the completion of this offering.

(2)	Recurring revenue is revenue derived from term licenses, maintenance and hosting agreements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are a leading provider of marketing software and services that automate a broad spectrum of marketing processes, and enhance the productivity and performance of marketing organizations. Our integrated suite of applications, Aprimo Enterprise, improves alignment across the Marketing Value Chain, which we define as the business processes that connect enterprise marketing departments with external marketing suppliers and enable the execution of marketing programs across multiple channels. Aprimo Enterprise is based on the Enterprise Marketing Backbone, our innovative service oriented architecture, which automates and unifies a broad range of marketing business processes. We provide solutions primarily to large enterprises and medium-sized businesses worldwide, including AT&T Inc., Bank of America, N.A., Capital One Services, Inc., The Home Depot U.S.A. Inc., Honda Motor Europe Ltd., Intel Corporation, Merck & Co., Inc., Nestlé S.A., Sprint Nextel Corporation, Target Corporation, Toyota Motor Corporation and Warner Bros. Entertainment, Inc.

Aprimo Enterprise, our flagship solution, enables marketing professionals to better manage and optimize marketing expenditures and enhance their productivity by digitizing marketing processes from end to end. Our solutions meet the unique challenges inherent in the day-to-day activities of marketing professionals, which include managing assets and content, maintaining brand consistency, tracking expenditures, optimizing customer contacts, measuring advertising campaign results and increasing the volume of high-value sales leads. By implementing our solutions, we believe our customers benefit from increased revenue through more leads and higher response rates, lower costs through the elimination of expensive rework, reduced time to market through streamlined production and approval workflows and improved efficiency of overall marketing operations through automated resource planning and management.

We also offer Aprimo Professional, a web-based, on-demand solution, which is delivered as a multi-tenant subscription service, specifically designed for medium-sized businesses and marketing workgroups within larger organizations. In addition, we offer Aprimo Agency, a role-based solution specifically designed to help marketing agencies increase efficiency and differentiate their offerings in a highly competitive market.

A significant portion of our revenue is contracted prior to the period in which it is recorded. For example, by the end of the fourth quarter 2006, we had contracted over 80% of our revenues for the first quarter of 2007. We expect this trend to continue.

Our revenue increased 31% to $29.8 million for the six months ended June 30, 2007 from $22.8 million for the six months ended June 30, 2006. This revenue growth is attributable, in part, to our focus on customer and partner relationships and our global sales efforts. We increased our revenue 69% to $51.6 million in 2006 from $30.5 million in 2005.

Since 2004, our revenue growth has generated positive operating cash flows that have enabled significant investments in our sales and marketing capabilities and research and development initiatives, as well as improvements in our operating infrastructure. We generated approximately 80% of our revenue in 2006 from customers in the United States and approximately 20% from international customers.

For the six months ended June 30, 2007, we had a net loss of $1.9 million, compared to a net loss of $1.1 million for the six months ended June 30, 2006. We generated net income of $2.1 million in 2006, and we incurred net losses of $4.8 million and $1.1 million in 2005 and 2004, respectively, as a result of our business acquisitions and significant expenditures to expand our research and development team and sales and marketing functions.

Historical Background

We were founded in July 1998 and are headquartered in Indianapolis, Indiana. In July 2000, we established a wholly-owned subsidiary, Aprimo UK Limited, in the United Kingdom. In July 2004, we acquired Then, Limited, a provider of marketing software located in the United Kingdom, and in June 2005, we acquired the enterprise marketing solutions business unit of DoubleClick, Inc., or DoubleClick EMS, through the acquisition of certain assets and the purchase of outstanding shares of certain subsidiaries.

In 2000, we raised $20.0 million through the issuance of Series A preferred stock. We used the proceeds to expand our research and development team, our sales force and our marketing functions. In addition, we raised approximately $11.9 million in 2002 through the issuance of Series A1 preferred stock. We used a portion of the proceeds from that financing to fund the acquisition of Then, Limited for a purchase price of approximately $6.3 million. In 2005, we borrowed $6.0 million under a $10.0 million revolving line of credit and $10.5 million under a term note payable to fund the DoubleClick EMS acquisition. In 2005 and 2006, we raised approximately $14.5 million through the issuance of Series A2 preferred stock, a portion of which we used to repay the $10.5 million term note. From 2000 to 2001, we issued warrants exercisable for 808,843 shares of common stock, and in 2005 we issued warrants exercisable for 829,315 shares of Series A2 preferred stock. In January 2007, we repaid in full the outstanding borrowings under our line of credit.

Key Financial Measures and Trends

Sources of Revenue

We derive our revenue from our software licenses and the related maintenance and hosting services and from professional services related to the training, configuration and implementation of our software. Since the fourth quarter of 2006, our business strategy has been to emphasize licensing our software on a recurring revenue basis under term licenses. Historically, our licensing arrangements consisted of perpetual license arrangements with annually renewable maintenance contracts, and we continue to offer perpetual license arrangements to customers that require those arrangements.

Software, Maintenance and Hosting.  Revenue from our term licenses is recognized over the contractual term of the license, which can range from one to five years for the initial term, with annual renewals thereafter. When we enter into a perpetual license, we determine if the nature of our services is significant to the entire arrangement. If so, we recognize the software over the period of the implementation on a percentage of completion basis, which typically spans six to nine months. If we do not provide significant services to customers under a perpetual license arrangement, we recognize revenue upon delivery of the software. In either case, we do not recognize software revenue unless all other requirements of the software revenue recognition accounting principles are met. Pricing of our software takes into account the size of the customer licensing our software, the number of applications licensed, the number of users and the length of the license commitment.

We expect that our recurring revenue strategy will result in an increase in the number of our customers that license our software under term license arrangements. Term license arrangements generally result in longer periods of time over which revenue is recognized, as compared to perpetual license arrangements. As a result, we may recognize less revenue in any given period than we would have had we continued with a predominantly perpetual license model.

We provide hosting services to approximately 30% of our Aprimo Enterprise and Aprimo Agency customers and all of our Aprimo Professional customers, offering them on-demand access to our software, and support and maintenance services as part of our license arrangements. Our maintenance and hosting arrangements are recognized ratably over the related contractual period. Maintenance arrangements that contain access to product updates and customer support are typically provided as part of our term licenses or under separate support agreements in our perpetual licenses. In our perpetual license maintenance arrangements, initial maintenance terms average eighteen months with annual renewals thereafter. Hosting arrangements typically have committed terms between one and five years and are billed primarily on an annual or quarterly basis. We expect that revenue derived from our hosting services will increase as the number of customers requesting that our software be delivered on demand continues to grow.

Professional Services.  We provide professional services to our customers, including on site and classroom training and configuration and implementation consulting services for our software. We provide professional services under time and material contracts, and our services revenue is recognized when the services are performed. We also provide services to assist our partners in delivering our software to their customers. Professional services revenue includes billable travel and out-of-pocket expenses incurred during the performance of such services to our customers and partners.

In addition to continuing to target new customers, we expect revenue to increase as we expand our existing customer relationships by cross selling additional solution sets. Approximately 14% of our customers have been using Aprimo Enterprise for at least the last three years. These customers have collectively increased their investment in our solutions by approximately 300% following their initial purchases. We offer our software and services directly through our sales force and our partners, including systems integrators, marketing service providers and complementary software vendors. Our partners led or participated in approximately 50% of our sales transactions in 2006. Our partners led or participated in approximately 67% of our new customer implementations in the six months ended June 30, 2007, compared to approximately 43% in 2006 and approximately 38% in 2005. We believe we have a significant opportunity to drive revenue growth, expand our global market reach and increase our delivery capacity through partners. We also believe there is a large market opportunity for our solutions and services outside the United States, and we expect to continue to develop our direct and indirect sales channels on an international basis. In 2006, we generated approximately 20% of our revenue from international customers. We expect our revenue from international customers to increase in absolute dollars, but not as a percentage of revenue, as we further expand internationally. In addition, while we expect that, as a result of our partnering efforts, professional services revenue will decrease as a percentage of revenue, we expect that it will continue to increase in absolute dollars.

Cost of Revenue

Our cost of software, maintenance and hosting revenue consists primarily of salaries, benefits and stock-based compensation related to customer support and hosting personnel, hosting facilities and other related overhead and third-party royalties for licensed technology incorporated into our current product offerings. We anticipate incurring additional costs in the future for additional personnel to support our growing customer base, and we expect our cost of software, maintenance and hosting revenue to increase as a percentage of revenue in the near term due to the evolution of our business model to emphasize recurring license revenue. However, we expect our cost of software, maintenance and hosting revenue to decrease over time as a percentage of revenue.

Our amortization of technology expense is related to technology acquired through our acquisitions of Then, Limited and DoubleClick EMS in 2004 and 2005, respectively. These technologies have useful lives ranging from two to three years, are amortized on a straight-line basis and will be fully amortized by the end of 2008.

Our cost of professional services revenue consists primarily of salaries and benefits related to our professional services personnel, travel, lodging and other out-of-pocket expenses, facilities and other related overhead and cost of services provided by subcontractors for professional services. We expect our cost of professional services revenue to increase in absolute dollars but remain relatively constant as a percentage of professional services revenue in the future as we increase personnel to meet expected demand for our services.

Gross Profit

Gross profit varies from period to period. Gross profit has been, and will be continue to be, affected by many factors, including volume and mix of software license sales, timing of revenue recognition, pricing, utilization of our professional services resources and collectability of accounts. We expect that gross profit will continue to increase as revenue grows, and we expect gross profit as a percentage of revenue to also increase over time, although we expect gross profit to decrease in the near term due to the evolution of our business strategy from a perpetual license model to a term license model.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, commissions, employee benefits, travel and related expenses of our sales and marketing personnel, advertising and promotional expenses and marketing costs. Costs associated with developing, training and incentivizing our partners are also included in our sales and marketing expenses. We recognize commissions and partner referral fees over time and in proportion to the related revenue from which such costs arise. As we further develop our strategic relationships with our partners, we expect to incur increased costs related to these efforts. As a result, we expect that sales and marketing expenses will continue to increase in absolute dollar amounts as we further increase our sales and marketing activities but remain relatively constant as a percentage of revenue.

Research and Development Expenses

Research and development expenses consist primarily of costs associated with the development of new products or enhancements to existing products, including salaries and employee benefits related to our research and development personnel and costs associated with outsourcing certain research and development. To date, we have expensed all research and development costs as incurred. We intend to continue to invest significantly in our research and development efforts because we believe they are essential to maintaining and increasing our competitive position. We expect that research and development expenses will continue to increase in absolute dollars but that these expenses will decrease over time as a percentage of revenue, as we continue to leverage our unified software platform.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits related to the executive, legal, finance and human resource personnel, legal and professional fees, amortization and depreciation and facilities costs. We expect that general and administrative expenses will increase in absolute dollars and will increase as a percentage of revenue in the near term as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company, including increased accounting and legal fees, costs of compliance with securities and other regulations, including Sarbanes-Oxley, higher insurance premiums and investor relations expenses.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Our significant accounting policies are described in the notes to the financial statements appearing elsewhere in this prospectus. However, certain of our accounting policies, which we refer to as our “critical accounting policies,” are particularly important to the portrayal of our financial position and results of operations and require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about matters that are inherently uncertain and may change in future periods. Our management bases its estimates and judgments on historical experience and various other factors that it believes to be reasonable under the circumstances. We believe the following to be our critical accounting policies:

•	revenue recognition,

•	estimation of allowance for doubtful accounts,

•	valuation of goodwill, long-lived and other intangible assets,

•	accounting for research and development expenditures,

•	valuation of stock-based compensation,

•	estimation of fair value of warrants to purchase convertible preferred stock, and

•	accounting for income taxes.

Accordingly, we believe the policies set forth above are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. If actual results or events differ materially from the estimates, judgments and assumptions used by us in applying these policies, our reported financial condition and results of operations could be materially affected.

Revenue Recognition

We derive our revenue from our software licenses and the related hosting and maintenance, and from professional services related to the training, configuration and implementation of our software.

We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, issued by the American Institute of Certified Public Accountants. We recognize revenue when we determine that the following criteria have been met. If we determine that any of these criteria is not met, we defer revenue until such time as all such criteria are met.

•	Evidence of an Arrangement. Persuasive evidence of an arrangement exists arising from a legally binding agreement with the customer.

•	Delivery has Occurred. Delivery of the product has occurred, either through delivery of physical media or by granting the customer the right to obtain the software through electronic delivery, and no customer acceptance provisions exist in the agreement.

•	Fees are Fixed or Determinable. Fixed or determinable fee in which the fee is free of contingencies and is payable within normal payment terms not to exceed one year.

•	Collection is Deemed Probable. Collection is probable as determined by the creditworthiness of the customer.

We license our software solutions and sell related services together in multiple-element arrangements under both term and perpetual license contracts. When we enter into a multiple-element arrangement, we use the residual method outlined by SOP 98-9 to allocate the total fee among the various elements of the arrangement. The residual method provides standardized rules for recognizing revenue when vendor-specific objective evidence, or VSOE, of fair value does not exist for all elements of an arrangement. Under the residual method, if VSOE does not exist for all of the elements of the arrangement, revenue is deferred until VSOE of fair value exists for all of the undelivered elements in the arrangement. Each license agreement requires us to analyze the individual elements in the transaction and to estimate the fair value of each undelivered element, which typically includes maintenance, hosting and professional services. We allocate revenue to each undelivered element based on its fair value, with the fair value determined by the price charged when that element is sold separately. If, in our judgment, evidence of fair value cannot be established for the undelivered elements in the multiple-element transaction, then we defer the entire amount of revenue from the arrangement until evidence of fair value can be established for all of the undelivered elements, at which time we recognize the revenue allocated to the delivered elements.

Term license agreements generally include, on a bundled basis, the right to use the software for a specified period of time, updates and customer support services. Revenue for these arrangements is recognized ratably over the term of the agreement.

For arrangements that include significant implementation services, customizations that are essential to that customer’s expected product functionality, milestones or customer acceptance provisions that may affect the collectability of the arrangement fees, or license fee payments tied to performance of professional services, revenue is recognized using contract accounting in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Product-Type Contracts. Under contract accounting, we apply the percentage of completion method based either on contractual milestones or hours of input depending on the specifics contained in each contract. Estimates of the percentage of completion are subject to change as the arrangement progresses. We account for these changes at the time these changes are determined. We classify software license and professional services revenue based upon the estimated fair value of each element in the arrangement.

We generally determine the fair value of the maintenance portion of an arrangement based on the VSOE for maintenance services under that arrangement, which is the amount charged on a stand-alone basis for such services, and is essentially determined by the renewal rate of such services. The fair value of the professional services portion of the arrangement is based on the rates that we charge for these services when sold independently from a software license.

We also offer hosting services to our customers. The fair value of the hosting portion of an arrangement is generally based on the price of hosting services when sold, on a stand-alone basis. When a customer contracts to use our hosting facilities in connection with a term or perpetual license, these arrangements do not provide for substantial penalties or forfeiture of license rights if the customer cancels or does not renew the hosting arrangement.

We record deferred revenue for software arrangements when cash has been received from the customer and the arrangement does not qualify for revenue recognition under our revenue recognition policy. Accounts receivable include amounts due from customers for which revenue has been recognized.

Estimation for Allowance for Doubtful Accounts

In addition to initial credit evaluations conducted upon the inception of a sales transaction, we regularly assess our ability to collect outstanding customer balances and make estimates, and review prior estimates, of our allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable and is offset against our gross trade accounts receivable. Our allowance for doubtful accounts is based on several factors, including overall customer credit quality, historical write-off experience and specific account analysis by customer. These factors may change over time, causing us to adjust our allowance for doubtful accounts accordingly. Provisions for doubtful accounts are recorded in bad debt expense. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. If our historical collection experience does not reflect our future ability to collect outstanding accounts receivable, our future provision for doubtful accounts could be materially affected. To date, we have not incurred any write-offs of accounts receivable significantly different than the amounts reserved. As of December 31, 2006 and June 30, 2007, the allowance for doubtful accounts was $150,000 and $200,000, respectively.

Valuation of Goodwill, Long-Lived and Other Intangible Assets

Our goodwill represents the excess of the purchase price over the fair value of net assets associated with our acquisitions of Then, Limited in 2004 and DoubleClick EMS in 2005. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not subject to amortization. We allocated a portion of the purchase price of each acquisition to intangible assets, including customer contracts, non-compete agreements and developed technology, which are being amortized over their estimated useful lives. We also allocated a portion of the purchase price of each acquisition to tangible assets and liabilities to be recorded as part of the purchase prices. These allocations involved the application of judgment and the use of estimates. SFAS No. 142 requires that goodwill be tested for impairment on an annual basis and between annual tests when events or changes in circumstances indicate that the carrying value of goodwill may exceed its fair value. We evaluate impairment of goodwill by comparing its estimated fair value to its carrying value. We estimate fair value by computing the expected future discounted operating cash flows based on historical result trends. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, economic conditions and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value. Impairment of our goodwill could significantly affect our operating results and financial position. In October 2006, we performed our annual test of goodwill and determined there was no impairment. Goodwill totaled $14.2 million at June 30, 2007.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful lives of our long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows from the assets is estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, we record an impairment loss. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. We determine fair value based on discounted cash flow or appraised values, as appropriate, and we use judgment in evaluating whether events or circumstances indicate that useful lives should change or that carrying values of assets have been impaired. Any resulting revision to useful life or the amount of an impairment also requires judgment. Any of these judgments could affect the timing or amount of any future impairment charges. Revision of useful lives or impairment charges could significantly affect our operating results and financial positions.

Long-lived and other intangible assets are stated on the basis of cost and are being amortized by the straight-line method over the estimated future periods to be benefited.

Accounting for Research and Development Expenditures

Research and development expenditures are generally charged to operations as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred between the completion of the working model and the point at which the product is ready for general release have been insignificant. Through June 30, 2007, we expensed all of our research and development costs.

Stock-Based Compensation

Through December 31, 2005, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

In December 2004, FASB issued SFAS No. 123(R), Share-Based Payments, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)’s adoption that were measured using the minimum value method. Effective with the adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS No. 123(R), we recognized the fair value of employee stock-based awards granted or modified on or after January 1, 2006 using the straight line method over the vesting period of the award. In the six months ended June 30, 2007 and in the year ended December 31, 2006, we recognized $174,000 and $246,000, respectively, in stock-based compensation expense.

In all periods prior to January 1, 2006, and in accordance with SFAS No. 148, we have disclosed in the notes to our consolidated financial statements the impact on net income and earnings per share had the fair value method been adopted. We used the Black-Scholes option pricing model to measure stock-based compensation expense under the minimum value method. The assumptions used in the Black-Scholes option pricing model include dividend yield, risk free rate of return and expected option term. If the fair value method had been adopted, net loss for 2005 would have been $38,000 higher than reported, and net loss for 2004 would have been $49,000 higher than reported.

As there has been no public market for our common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data, we granted stock options at exercise prices no less than the fair market value at the time of grant as determined by our board of directors in good faith based upon consideration of a number of objective and subjective factors, including the factors described below:

•	the illiquidity of shares of our common stock underlying the options, which were illiquid securities in a private company not readily tradable at the time of grant, with no assurance that the shares would ever be readily tradable;

•	our current and projected cash requirements and prospects for raising needed capital on satisfactory terms;

•	prices of our convertible preferred stock issued in arms-length transactions;

•	important developments relating to achievement of our business objectives, including bookings and growth in our revenue;

•	our results of operations, financial status and the status of our product development efforts;

•	our stage of development and business strategy;

•	the state of the new issue market for similarly-situated software companies;

•	the likelihood of achieving a liquidity event for the shares of our common stock underlying stock options, such as an initial public offering of our common stock or a sale to a third party, given prevailing market conditions;

•	the market prices of publicly-held software companies with similar business models; and

•	contemporaneous valuation reports that we received from Clifton Gunderson LLP, an independent valuation firm, beginning in October 2005.

Since January 1, 2006, we granted stock options with exercise prices as follows:

	Number of	Exercise Price
Grants Made Since January 1, 2006	Options Granted	per Share

March 9, 2006	3,448,250	$0.55
June 8, 2006	36,000	0.61
October 4, 2006	985,375	0.59
January 18, 2007	209,750	0.88
April 26, 2007	149,750	1.39

On March 9, 2006, we determined the fair value of our common stock to be $0.55 per share. Our determination of fair value was based on the factors listed above. We also obtained a contemporaneous valuation report prepared by Clifton Gunderson LLP for us in contemplation of these option grants. The report yielded a valuation of our equity of $75.5 million on a marketable minority interest basis as of January 1, 2006. The valuation was based upon the publicly-traded guideline company methodology, which uses direct comparisons to comparable public companies and their valuations, trading and operating statistics to estimate comparable valuation ranges. In applying this methodology, Clifton Gunderson LLP selected publicly traded companies that were comparable to us in a variety of factors, such as size, market growth and economic drivers. Companies included in the comparable company analysis were similar to us with respect to some, but not necessarily all, of these characteristics. Clifton Gunderson LLP used weighted average valuation multiples in estimating fair market value. These valuation multiples were determined by calculating the enterprise value to last twelve month and next twelve month revenue multiples for each of the comparable companies, and then selecting the revenue multiples appropriate for us after considering various factors, including anticipated growth, geographic diversification, profitability, size and revenue composition.

On June 8, 2006, we determined the fair value of our common stock to be $0.61 per share. Our determination of fair value was based on the factors listed above. In connection with our determination, we also obtained a contemporaneous valuation report prepared by Clifton Gunderson LLP for us in contemplation of these option grants. The report yielded a valuation of our equity of approximately $82.0 million on a marketable minority interest basis as of April 1, 2006. After deducting for the dilutive effects of our outstanding common stock and warrants, the report indicated a valuation of our equity of approximately $77.0 million as of April 1, 2006. The valuation was again based upon the publicly-traded guideline company methodology described above.

On October 4, 2006, we determined the fair value of our common stock to be $0.59 per share. Our determination of fair value was based on the factors listed above. In connection with our determination, we also obtained a contemporaneous valuation report prepared by Clifton Gunderson LLP for us in contemplation of these option grants. The report yielded a valuation of our equity, including both common stock and convertible preferred stock, of approximately $80.6 million on a marketable minority interest basis as of July 1, 2006. After deducting for the dilutive effects of our outstanding common stock and warrants, the report indicated a valuation of our common equity of approximately $22.7 million as of July 1, 2006. The valuation was based upon the discounted future income (or cash flow) and publicly-traded guideline company methodologies. The discounted future income (or cash flow) methodology applies a discount rate to our long-term projected cash flows to produce an implied valuation range. Clifton Gunderson LLP applied a 21% discount rate in the discounted future income (or cash flow) analysis, which was determined by using a weighted average cost of capital analysis of certain comparable companies.

On January 18, 2007, we determined the fair value of our common stock to be $0.88 per share. Our determination of fair value was based on the factors listed above. In connection with our determination, we also obtained a contemporaneous valuation report prepared by Clifton Gunderson LLP for us in contemplation of these option grants. The report yielded a valuation of our equity, including both common stock and convertible preferred stock, of approximately $103 million on a marketable minority interest basis as of October 1, 2006. After deducting for the dilutive effects of our outstanding common stock and warrants, the report indicated a valuation of our common equity of approximately $34.2 million as of October 1, 2006. The valuation was again based upon the discounted future income (or cash flow) and publicly-traded guideline company methodologies, and Clifton Gunderson LLP applied a 21% discount rate in the discounted future income (or cash flow) analysis.

On April 26, 2007, we determined the fair value of our common stock to be $1.39 per share. Our determination of fair value was based on the factors listed above. In connection with our determination, we also obtained a contemporaneous valuation report prepared by Clifton Gunderson LLP for us in contemplation of these option grants. The report yielded a valuation of our equity, including both common stock and convertible preferred stock, of approximately $137 million on a marketable minority interest basis as of January 1, 2007. After deducting for the dilutive effects of our outstanding common stock and warrants, the report indicated a valuation of our common equity of approximately $54.1 million as of January 1, 2007. The valuation was again based upon the discounted future income (or cash flow) and publicly-traded guideline company methodologies, and Clifton Gunderson LLP applied a 21% discount rate in the discounted future income (or cash flow) analysis.

In August 2007, in connection with our proposed initial public offering and in light of the lapse of time between the April 26, 2007 option grants and the corresponding valuation date of January 1, 2007 used in the valuation report of Clifton Gunderson LLP, we decided to undertake a reassessment of the fair market value of our common stock as of the April 26, 2007 grant date for accounting purposes. In connection with our reassessment of the April 26, 2007 stock option grants, we obtained a valuation report from Clifton Gunderson LLP as of April 1, 2007. The report yielded a valuation of our equity, including common stock and convertible preferred stock, of approximately $145 million on a marketable minority interest basis as of April 1, 2007. After deducting for the dilutive effects of our outstanding common stock and warrants, the report indicated a valuation of our common stock of approximately $57 million, or $1.45 per share of our common stock. Consequently, the grant date fair value of the stock options granted by us, calculated using the Black-Scholes option pricing model pursuant to SFAS No. 123(R), increased to $1.45 from $1.39 for April 26, 2007. This amount will be recorded as stock-based compensation expense over the vesting period of the options.

Additionally, in August 2007, and in light of the lapse of time between the January 18, 2007 option grants and the corresponding valuation date of October 1, 2006 used in the valuation report of Clifton Gunderson LLP, we decided to undertake a reassessment of the fair market value of our common stock as of the January 18, 2007 grant date for accounting purposes. In connection with our reassessment of the stock option grants on January 18, 2007, we obtained a valuation report from Clifton Gunderson LLP as of January 1, 2007. The report yielded a valuation of our equity, including common stock and convertible preferred stock, of approximately $137 million on a marketable minority interest basis as of January 1, 2007. After deducting for the dilutive effects of our outstanding common stock and warrants, the report indicated a valuation of our common stock of approximately $54.1 million, or $1.39 per share of our common stock. Consequently, the grant date fair value of the stock options granted by us, calculated using the Black-Scholes option pricing model pursuant to SFAS No. 123(R), increased to $1.39 from $0.88 for January 18, 2007. This amount will be recorded as stock-based compensation expense over the vesting period of the options.

The following table shows the intrinsic value of our outstanding vested and unvested options as of June 30, 2007 based upon the initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus:

	Number of Shares
	Underlying Options	Intrinsic Value
		(in thousands)

Total vested options outstanding	6,193,516	$
Total unvested options outstanding	3,991,597

Total options outstanding	10,185,113	$

We believe all equity awards to our employees, including executive officers and directors, were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant.

Estimation of Fair Value of Warrants to Purchase Convertible Preferred Stock

In connection with our 2005 acquisition financing, we issued warrants exercisable for a maximum of 829,315 shares of Series A2 preferred stock. These warrants are exercisable at a price of $1.037 per share and expire on June 13, 2012. In lieu of exercising these warrants, the holders may convert these warrants, in whole or in part, into a number of shares of Series A2 preferred stock determined by dividing the aggregate fair market value of the Series A2 preferred stock less the aggregate warrant price per share by the fair market value of one share of Series A2 preferred stock. On the closing of an initial public offering, these warrants will convert into warrants to purchase shares of common stock at the then applicable conversion rate for the related preferred stock. The estimated fair value of these warrants was $629,000, $436,000 and $243,000 at June 30, 2007, December 31, 2006 and December 31, 2005, respectively.

We have accounted for these warrants under the provisions of FASB Staff Position (FSP) No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. In connection with the grant of the warrants to purchase Series A2 preferred stock in 2005, we recorded initial fair values of $243,000 as a preferred stock warrant liability. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income or expense.

The fair value of the above warrants was determined using the Black-Scholes valuation model using the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2005	2006	2006	2007

Weighted-average risk-free interest rate	4.41%	4.79%	4.71%	4.48%
Weighted-average expected life (years)	2.89	4.53	3.85	4.54
Expected dividend yield	—	—	—	—
Weighted-average expected volatility	41.46%	40.00%	46.00%	37.00%

For the year ended December 31, 2006 and for the six month periods ended June 30, 2006 and 2007, we recorded $193,000, $86,000 and $193,000, respectively, as other expense for the increase in fair value of the preferred stock warrants. We will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ equity (deficit) when the warrants are converted to common stock warrants.

Accounting for Income Taxes

We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. Deferred tax assets, related valuation allowances, and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we estimate tax assets, related valuation allowances and deferred tax liabilities and assess temporary differences resulting from differing treatments of items for tax and accounting purposes. We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction.

Our deferred tax assets are comprised primarily of net operating loss carryforwards. At June 30, 2007, we had net operating loss carryforwards available to offset future taxable income for federal and state purposes of approximately $43 million. These net operating loss carryforwards expire at various dates through fiscal years 2019 and 2025 for federal and state purposes, respectively. At June 30, 2007, we had available net operating losses for foreign purposes of $1.3 million, all of which may be carried forward indefinitely. We also had available at June 30, 2007 research and development credit carryforwards to offset future federal and state taxes of approximately $1.6 million and $755,000, respectively, which may be used to offset future taxable income and expire at various dates beginning in 2015 through fiscal year 2022. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

On January 1, 2007, we adopted FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. The adoption of FIN 48 did not have a material impact on our consolidated financial position or results of operations. See Note 7 to the Consolidated Financial Statements for further details.

Results of Operations

The following table sets forth our consolidated results of operations for the periods shown:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Revenue:
Software, maintenance and hosting	$9,516	$15,446	$27,076	$12,019	$16,955
Professional services	10,351	15,066	24,516	10,819	12,859

Total revenue	19,867	30,512	51,592	22,838	29,814
Cost of revenue:
Software, maintenance and hosting	946	1,621	2,547	1,243	1,618
Amortization — technology	198	254	82	40	40
Professional services	7,056	11,802	15,758	8,068	8,821

Total cost of revenue	8,200	13,677	18,387	9,351	10,479

Gross profit	11,667	16,835	33,205	13,487	19,335
Operating expenses:
Sales and marketing	6,975	10,749	16,882	7,582	12,009
Research and development	3,478	5,080	7,580	3,904	4,853
General and administrative	2,346	3,778	5,287	2,454	3,819
Amortization — other intangibles	128	629	942	468	479

Total operating expenses	12,927	20,236	30,691	14,408	21,160

Income (loss) from operations	(1,260)	(3,401)	2,514	(921)	(1,825)
Other income (expense):
Interest income	67	101	78	61	120
Interest expense	(54)	(1,446)	(236)	(148)	(28)
Other income (expense)	173	(251)	(209)	(130)	(171)

Income (loss) before income taxes	(1,074)	(4,997)	2,147	(1,138)	(1,904)
Income tax benefit (expense)	(14)	237	—	—	—

Net income (loss)	$(1,088)	$(4,760)	$2,147	$(1,138)	$(1,904)

The following table sets forth our consolidated results of operations as a percentage of revenue for the periods shown:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(percentage of revenue)

Revenue:
Software, maintenance and hosting	47.9%	50.6%	52.5%	52.6%	56.9%
Professional services	52.1	49.4	47.5	47.4	43.1

Total revenue	100.0	100.0	100.0	100.0	100.0

Cost of revenue:
Software, maintenance and hosting	4.8	5.3	4.9	5.4	5.4
Amortization — technology	1.0	0.8	0.2	0.2	0.1
Professional services	35.5	38.7	30.5	35.3	29.6

Total cost of revenue	41.3	44.8	35.6	40.9	35.1

Gross profit	58.7	55.2	64.4	59.1	64.9
Operating expenses:
Sales and marketing	35.1	35.2	32.7	33.2	40.3
Research and development	17.5	16.6	14.7	17.1	16.3
General and administrative	11.8	12.4	10.2	10.7	12.8
Amortization — other intangibles	0.6	2.1	1.8	2.0	1.6

Total operating expenses	65.0	66.3	59.4	63.0	71.0

Income (loss) from operations	(6.3)	(11.1)	5.0	(3.9)	(6.1)
Other income (expense):
Interest income	0.3	0.3	0.2	0.3	0.4
Interest expense	(0.3)	(4.8)	(0.5)	(0.6)	(0.1)
Other income (expense)	0.9	(0.8)	(0.4)	(0.6)	(0.6)

Income (loss) before income taxes	(5.4)	(16.4)	4.3	(4.8)	(6.4)
Income tax benefit (expense)	(0.1)	0.8	—	—	—

Net income (loss)	(5.5)%	(15.6)%	4.3%	(4.8)%	(6.4)%

Comparison of Six Months Ended June 30, 2006 and 2007

Revenue

	Six Months Ended June 30,
	2006		2007
		Percentage		Percentage	Period-to-Period
		of Total		of Total	Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(unaudited)
	(dollars in thousands)

Revenue:
Software, maintenance and hosting	$12,019	53%	$16,955	57%	$4,936	41.1%
Professional services	10,819	47	12,859	43	2,040	18.9

Total revenue	$22,838	100%	$29,814	100%	$6,976	30.5%

Software, maintenance and hosting revenue increased 41% to $17.0 million in the six months ended June 30, 2007 from $12.0 million for the six months ended June 30, 2006. This increase was attributable to sales to new customers with increased contract values as those customers licensed more of our products with greater numbers of users, as well as sales of additional products, services and user licenses to existing customers. Recurring software, maintenance and hosting revenue increased to $10.4 million in the six months ended June 30, 2007, representing 61% of software, maintenance and hosting revenue, compared to $6.8 million, or 56% of software, maintenance and hosting revenue in the six months ended June 30, 2006. This increase was due primarily to our business strategy of focusing on term licenses instead of perpetual licenses.

Professional services revenue increased 19% to $12.9 million in the six months ended June 30, 2007 from $10.8 million in the six months ended June 30, 2006. This increase was attributable to an increase in resource capacity due to professional services headcount growth, together with continued customer growth.

Customers generally purchase professional services with initial software arrangements and periodically over the life of the contract.

Cost of Revenue

	Six Months Ended June 30,
	2006		2007
		Percentage of		Percentage of
		Total		Total	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(unaudited)
	(dollars in thousands)

Cost of revenue:
Software, maintenance and hosting	$1,243	5%	$1,618	5%	$375	30.2%
Amortization — technology	40	—	40	—	—	—
Professional services	8,068	35	8,821	30	753	9.3

Total cost of revenue	$9,351	40%	$10,479	35%	$1,128	12.1%

Cost of revenue relating to software, maintenance and hosting increased 30% to $1.6 million in the six months ended June 30, 2007 from $1.2 million in the six months ended June 30, 2006. This increase primarily was due to an increase of $181,000 in personnel and personnel-related expenses attributable to headcount growth. We also incurred $68,000 in subcontractor costs related to maintenance services in the first half of 2007. No similar expenses were incurred in the first half of 2006.

Amortization of technology remained at $40,000 in the six months ended June 30, 2007, unchanged from the six months ended June 30, 2006.

Cost of revenue relating to professional services increased 9% to $8.8 million in the six months ended June 30, 2007 from $8.1 million in the six months ended June 30, 2006. This increase primarily was related to a $1.4 million increase in personnel and personnel-related expenses resulting from headcount growth, which was partially offset by an $826,000 decrease in subcontractor fees.

Gross Profit

Gross profit increased 43% to $19.3 million, or 65% of revenue, for the six months ended June 30, 2007 from $13.5 million, or 59% of revenue, for the six months ended June 30, 2006. The increase in gross profit primarily was due to the increase in revenue in the six months ended June 30, 2007 of $7.0 million, while cost of revenue related to software, maintenance and hosting and professional services increased by only $1.1 million.

Operating Expenses

	Six Months Ended June 30,
	2006		2007
		Percentage of		Percentage of
		Total		Total	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(unaudited)
	(dollars in thousands)

Operating expenses:
Sales and marketing	$7,582	33%	$12,009	40%	$4,427	58.4%
Research and development	3,904	17	4,853	16	949	24.3
General and Administrative	2,454	11	3,819	13	1,365	55.6
Amortization — other intangibles	468	2	479	2	11	2.4

Total operating expenses	$14,408	63%	$21,160	71%	$6,752	46.9%

Sales and Marketing Expenses

Sales and marketing expenses increased 58% to $12.0 million, or 40% of revenue, in the six months ended June 30, 2007 from $7.6 million, or 33% of revenue, in the six months ended June 30, 2006. This increase primarily was due to a $3.6 million increase in personnel and personnel-related expenses, including sales commissions, related to our headcount and revenue growth. We also experienced an increase of $653,000 in advertising and other general marketing expenses. The increase in sales and marketing expense as a percentage of revenue primarily was due to our shift to a recurring license revenue basis from a perpetual license basis, increased expenses related to our expansion internationally and costs associated with our continued expansion of our partner relationships.

Research and Development Expenses

Research and development expenses increased 24% to $4.9 million, or 16% of revenue, in the six months ended June 30, 2007 from $3.9 million, or 17% of revenue, in the six months ended June 30, 2006. This increase primarily was due to an increase of $618,000 in personnel and personnel-related expenses related to increased development of our applications. We also experienced an increase of $197,000 in subcontractor fees.

General and Administrative Expenses

General and administrative expenses increased 56% to $3.8 million, or 13% of revenue, in the six months ended June 30, 2007 from $2.5 million, or 11% of revenue, in the six months ended June 30, 2006. This increase primarily was due to an increase in personnel and personnel-related expenses related to an increase in our personnel to build the infrastructure necessary to support our growth.

Other Income (Expense)

Interest income increased 97% to $120,000 for the six months ended June 30, 2007 from $61,000 in the six months ended June 30, 2006. This increase primarily was due to an increase in interest earned on our higher cash balances throughout the first half of 2007.

Interest expense decreased 81% to $28,000 in the six months ended June 30, 2007 from $148,000 in the six months ended June 30, 2006. This decrease primarily was due to our payment in full of our outstanding borrowings under our line of credit in January 2007.

Other expense in the six months ended June 30, 2007 was $171,000 compared to expense of $130,000 in the six months ended June 30, 2006, an unfavorable variance of $41,000. The primary reason for this unfavorable variance was an expense of $193,000 in 2007 related to the change in fair market value of the Series A2 preferred stock warrants issued in 2005 compared to an expense of $86,000 for the six months ended June 30, 2006.

Income Tax Expense

Income tax expense was $0 for the six months ended June 30, 2007 and 2006. This was due to the recognition of a full valuation allowance related to our net deferred tax assets.

Net Income (Loss)

Net loss increased 67% to $1.9 million for the six months ended June 30, 2007 from $1.1 million for the six months ended June 30, 2006. This increase primarily was due to increased personnel costs in 2007 associated with the expansion of our sales and marketing teams and continued expenditures on our software development.

Comparison of Years Ended December 31, 2005 and 2006

Revenue

	Year Ended December 31,
	2005		2006
		Percentage		Percentage
		of Total		of Total	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
			(dollars in thousands)

Revenue:
Software, maintenance and hosting	$15,446	51%	$27,076	52%	$11,630	75.3%
Professional services	15,066	49	24,516	48	9,450	62.7

Total revenue	$30,512	100%	$51,592	100%	$21,080	69.1%

Software, maintenance and hosting revenue increased 75% to $27.1 million, or 52% of revenue, in 2006 from $15.4 million, or 51% of revenue, in 2005. This increase is attributable to sales to 36 new customers with increased contract values as these customers licensed more of our products with greater numbers of users, as well as sales of additional products, services and user licenses to existing customers. Recurring software, maintenance and hosting revenue increased to $14.6 million in 2006, representing 54% of software, maintenance and hosting revenue, compared to $8.4 million, or 55% of software, maintenance and hosting revenue, in 2005. This increase in recurring revenue was partially because our 2006 software, maintenance and hosting revenue reflected a full year of existing customer agreements and renewals from the DoubleClick EMS acquisition in June 2005, which agreements and renewals represented 45% of the total percentage increase in recurring revenue in 2006.

Professional services revenue increased 63% to $24.5 million, or 48% of revenue, in 2006 from $15.1 million, or 49% of revenue, in 2005. This increase was attributable to continued customer growth along with an increase in professional services resource capacity due in part to the DoubleClick EMS acquisition in 2005.

Cost of Revenue

	Year Ended December 31,
	2005		2006
		Percentage of		Percentage of
		Total		Total	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Cost of revenue:
Software, maintenance and hosting	$1,621	5%	$2,547	5%	$926	57.1%
Amortization — technology	254	1	82	0	(172)	(67.7)
Professional services	11,802	39	15,758	31	3,956	33.5

Total cost of revenue	$13,677	45%	$18,387	36%	$4,710	34.4%

Cost of revenue relating to software, maintenance and hosting increased 57% to $2.5 million in 2006 from $1.6 million in the 2005. This increase primarily was due to an increase of $586,000 in personnel and personnel-related expenses related to headcount growth to support the growth in revenue.

Amortization of technology decreased 68% to $82,000 in 2006 from $254,000 in 2005. This decrease primarily was due to the amortization of the technology acquired through the Then, Limited acquisition in 2004, which became fully amortized in 2005.

Cost of revenue relating to professional services increased 34% to $15.8 million in 2006 from $11.8 million in 2005. This increase primarily was due to an increase of $2.5 million in personnel and personnel-related expenses attributable to an expanded professional services force and an increase of $1.2 million in outsourced professional services fees to support the higher revenue growth.

Gross Profit

Gross profit increased 97% to $33.2 million, or 64% of revenue, for 2006 from $16.8 million, or 55% of revenue, for 2005. The increase in gross profit primarily was due to increased revenue in 2006 of $21.1 million, while cost of revenue related to software, maintenance and hosting and professional services grew by only $4.7 million.

Operating Expenses

	Year Ended December 31,
	2005		2006
		Percentage of		Percentage of
		Total		Total	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Operating expenses:
Sales and marketing	$10,749	35%	$16,882	33%	$6,133	57.1%
Research and development	5,080	17	7,580	15	2,500	49.2
General and Administrative	3,778	12	5,287	10	1,509	39.9
Amortization — other intangibles	629	2	942	2	313	49.8

Total operating expenses	$20,236	66%	$30,691	60%	$10,455	51.7%

Sales and Marketing Expenses

Sales and marketing expenses increased 57% to $16.9 million, or 33% of revenue, in 2006 from $10.7 million, or 35% of revenue, in 2005. This increase primarily was due to an increase of $5.1 million in personnel and personnel-related expenses attributable to our expanded marketing force. We also experienced an increase of $366,000 in advertising, public relations and marketing expenses and an increase of $102,000 related to the purchase of sales automation tools.

Research and Development Expenses

Research and development expenses increased 49% to $7.6 million, or 15% of revenue, in 2006 from $5.1 million, or 17% of revenue in 2005. This increase primarily was due to an increase of $2.1 million in personnel and personnel-related expenses attributable to our expanded research and development force. We also experienced an increase in professional fees of $333,000 from the prior year related to outsourced professional services fees.

General and Administrative Expenses

General and administrative expenses increased 40% to $5.3 million, or 10% of revenue, in 2006 from $3.8 million, or 12% of revenue in 2005. This increase primarily was due to an increase in headcount resulting in higher personnel and personnel-related expenses of $747,000 from the prior year. We also experienced an increase in professional fees of $352,000 related to audit, stock valuation and legal services and an increase in depreciation of $29,000 related to investments in our facilities and equipment.

Amortization of Other Intangibles

Amortization of other intangibles increased 50% to $942,000, or 2% of revenue, in 2006 from $629,000, or 2% of revenue in 2005. This increase primarily was due to a full year of amortization expense in 2006 related to intangibles acquired in the DoubleClick EMS acquisition in 2005.

Other Income (Expense)

Interest income decreased 23% to $78,000 in 2006 compared to $101,000 in 2005. This decrease primarily was due to decreased earnings on average cash balances from the prior period.

Interest expense decreased 84% to $236,000 in 2006 from an expense of $1.4 million in 2005. Interest expense in 2005 included $593,000 in interest on a term loan, which we repaid in December 2005. In 2006, we recorded $17,000 in debt issuance costs compared to $195,000 in 2005. Also, in 2005, we recorded $216,000 in warrant accretion expense compared to $15,000 in 2006.

Other expense was $209,000 in 2006 compared to an expense of $251,000 in 2005, a favorable variance of $42,000.

Income Tax Expense

Income tax expense was $0 in 2006 compared to an income tax benefit of $237,000 in 2005. This was the result of the effect of the Then, Limited acquisition and changes in our valuation allowance in foreign jurisdictions.

Net Income (Loss)

Net income was $2.1 million in 2006 compared to a net loss of $4.8 million in 2005. This increase in net income primarily was due to a greater increase in our revenue compared to the increase in cost of revenue.

Comparison of Years Ended December 31, 2004 and 2005

Revenue

	Year Ended December 31,
	2004		2005
		Percentage		Percentage of
		of Total		Total	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
			(dollars in thousands)

Revenue:
Software, maintenance and hosting	$9,516	48%	$15,446	51%	$5,930	62.3%
Professional services	10,351	52	15,066	49	4,715	45.6

Total revenue	$19,867	100%	$30,512	100%	$10,645	53.6%

Software, maintenance and hosting revenue increased 62% to $15.4 million, or 51% of revenue, in 2005 from $9.5 million, or 48% of revenue, in 2004. This increase was attributable to sales to 21 new customers, as well as sales of additional solution sets to our existing customers. Recurring software, maintenance and hosting revenue increased to $8.4 million in 2005, representing 55% of software, maintenance and hosting revenue, compared to $4.5 million, or 47% of software, maintenance and hosting revenue, in 2004. This 89% increase in recurring revenue was due in part to maintenance revenue from the customers obtained in the 2005 acquisition of DoubleClick EMS, which represented 36% of the total percentage increase in recurring revenue.

Professional services revenue increased 46% to $15.1 million, or 49% of revenue, in 2005 from $10.4 million, or 52% of revenue, in 2004. This increase was attributable to approximately the same percentage growth in professional services headcount, increased sales of services with new licenses and add-on services from existing customers.

Cost of Revenue

	Year Ended December 31,
	2004		2005
		Percentage		Percentage
		of Total		of Total	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Cost of revenue:
Software, maintenance and hosting	$946	5%	$1,621	5%	$675	71.4%
Amortization — technology	198	1	254	1	56	28.3
Professional services	7,056	36	11,802	39	4,746	67.3

Total cost of revenue	$8,200	42%	$13,677	45%	$5,477	66.8%

Cost of revenue relating to software, maintenance and hosting increased 71% to $1.6 million in 2005 from $946,000 in 2004. This increase primarily was due to a $540,000 increase in personnel and personnel-related expenses due to increases in headcount in this area.

Amortization of technology increased 28% to $254,000 in 2005 from $198,000 in 2004. This increase was related to the impact of amortization of intangibles acquired in the DoubleClick EMS acquisition in 2005.

Cost of revenue relating to professional services increased 67% to $11.8 million in 2005 from $7.1 million in 2004. This increase primarily was due to a $4.5 million increase in personnel and personnel-related expenses attributable to an expanded professional services force, which was partially offset by a decrease in outsourced professional services fees in 2005 of $243,000 compared to 2004.

Gross Profit

Gross profit increased 44% to $16.8 million, or 55% of revenue, for 2005 from $11.7 million, or 59% of revenue, for 2004. The increase in gross profit primarily was due to revenue growth in 2005 of $10.6 million, while cost of revenue grew by only $5.5 million.

Operating Expenses

	Year Ended December 31,
	2004		2005
		Percentage		Percentage
		of Total		of Total	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Operating expenses:
Sales and marketing	$6,975	35%	$10,749	35%	$3,774	54.1%
Research and development	3,478	18	5,080	17	1,602	46.1
General and Administrative	2,346	12	3,778	12	1,432	61.0
Amortization — other intangibles	128	1	629	2	501	391.4

Total operating expenses	$12,927	66%	$20,236	66%	$7,309	56.5%

Sales and Marketing Expenses

Sales and marketing expenses increased 54% to $10.7 million, or 35% of revenue, in 2005 from $7.0 million, or 35% of revenue, in 2004. This increase primarily was due to an increase of $3.0 million in personnel and personnel-related expenses attributable to our expanded sales and marketing forces. In addition, we experienced a $586,000 increase in advertising, public relations and marketing expenses and a $131,000 increase in professional services fees primarily related to sales contract negotiations and legal services.

Research and Development Expenses

Research and development expenses increased 46% to $5.1 million, or 17% of revenue, in 2005 from $3.5 million, or 18% of revenue, in 2004. This increase primarily was due to an increase in personnel and personnel-related expenses of $942,000 from 2004 to 2005 attributable to the expansion of our research and development force. We also experienced a $596,000 increase in professional fees related to outsourced professional services fees.

General and Administrative Expenses

General and administrative expenses increased 61% to $3.8 million, or 12% of revenue, in 2005 from $2.3 million, or 12% of revenue, in 2004. This increase primarily was due to a $634,000 increase in personnel and personnel-related expenses from the prior year. We also experienced a $395,000 increase in facilities costs, such as rent and utilities, and a $288,000 increase in professional services fees primarily related to increased audit and accounting fees.

Amortization of Other Intangibles

Amortization of other intangibles increased 391% to $629,000, or 2% of revenue, in 2005 from $128,000, or 1% of revenue, in 2004. This increase was related to amortization of intangibles acquired in the DoubleClick EMS acquisition in 2005.

Other Income (Expense)

Interest income increased 51% to $101,000 in 2005 from $67,000 in 2004. This increase primarily was due to year-over-year fluctuations in our average cash balances.

Interest expense increased 2,578% to $1.4 million in 2005 from $54,000 in 2004. In 2005, we incurred $593,000 in interest expense on a term loan and $331,000 in interest expense on the revolving line of credit related to the DoubleClick EMS acquisition. In addition, interest expense in 2005 included $216,000 in warrant accretion expense and $195,000 in amortization of debt issuance costs. There were no similar expenses in 2004.

Other expense was $251,000 in 2005 compared to income of $173,000 in 2004, an unfavorable variance of $424,000. We experienced a loss of $165,000 in short term foreign currency fluctuations in 2005 compared to a gain of $56,000 in 2004. Further, we recorded a loss on disposals of property and equipment of $36,000 in 2005 compared to a gain on disposals of $4,000 in 2004.

Income Tax Expense

We incurred an income tax benefit of $237,000 in 2005 compared to an expense of $14,000 in 2004. This was the result of the effect of the Then, Limited acquisition.

Net Income (Loss)

Net loss increased 338% to $4.8 million for 2005 from $1.1 million in 2004. This increase primarily was a result of additional expenses in 2005 associated with expanding our business, including expenses related to increased headcount and our acquisition of DoubleClick EMS.

Selected Quarterly Operating Results

The following tables show our unaudited quarterly income statement data for each of our six most recent quarters, as well as our percentage of total revenue for each line item shown. We derived this information from our unaudited financial statements, which, in our opinion, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2006	2006	2006	2006	2007	2007
	(unaudited)
	(in thousands)

Revenue:
Software, maintenance & hosting	$5,312	$6,706	$7,213	$7,845	$7,658	$9,297
Professional services	4,864	5,955	7,024	6,673	6,696	6,163

Total revenue	10,176	12,661	14,237	14,518	14,354	15,460
Cost of revenue:
Software, maintenance & hosting	633	610	654	650	782	836
Amortization — technology	20	20	21	21	20	20
Professional services	4,173	3,895	3,821	3,869	4,162	4,659

Total cost of revenue	4,826	4,525	4,496	4,540	4,964	5,515

Gross profit	5,350	8,136	9,741	9,978	9,390	9,945
Operating expenses:
Sales and marketing	3,557	4,025	4,352	4,948	5,289	6,720
Research and development	1,828	2,075	1,927	1,750	2,225	2,628
General and administrative	1,196	1,258	1,311	1,522	1,870	1,949
Amortization — other intangibles	232	235	236	239	278	201

Total operating expenses	6,813	7,593	7,826	8,459	9,662	11,498

Income (loss) from operations	(1,463)	543	1,915	1,519	(272)	(1,553)
Other income (expense):
Interest income	44	17	9	8	53	67
Interest expense	(94)	(53)	(52)	(37)	(17)	(11)
Other income (expense)	(94)	(37)	(40)	(38)	(180)	9

Income (loss) before income taxes	(1,607)	470	1,832	1,452	(416)	(1,488)
Income tax expense	—	—	—	—	—	—

Net income (loss)	$(1,607)	$470	$1,832	$1,452	$(416)	$(1,488)

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2006	2006	2006	2006	2007	2007
	(unaudited)
	(percentage of revenue)

Revenue:
Software, maintenance & hosting	52%	53%	51%	54%	53%	60%
Professional services	48	47	49	46	47	40

Total revenue	100	100	100	100	100	100
Cost of revenue:
Software, maintenance & hosting	6	5	5	4	5	6
Amortization — technology	—	—	—	—	—	—
Professional services	41	31	27	27	29	30

Total cost of revenue	47	36	32	31	34	36

Gross profit	53	64	68	69	66	64
Operating expenses:
Sales and marketing	35	32	31	34	37	43
Research and development	18	16	14	12	16	17
General and administrative	12	10	9	10	13	13
Amortization — other intangibles	2	2	2	2	2	1

Total operating expenses	67	60	56	58	68	74

Income (loss) from operations	(14)	4	12	11	(2)	(10)
Other income (expense):
Interest income	—	—	—	—	—	—
Interest expense	(1)	—	—	—	—	—
Other income (expense)	(1)	—	—	—	(1)	—

Income (loss) before income taxes	(16)	4	12	11	(3)	(10)
Income tax expense	—	—	—	—	—	—

Net income (loss)	(16)%	4%	12%	11%	(3)%	(10)%

Quarterly Timing of Revenue

Since the fourth quarter of 2006, our business strategy has been to emphasize licensing our software on a recurring revenue basis under term licenses, as opposed to a perpetual license model. Because recurring license arrangements result in longer periods of time over which revenue from a customer arrangement is recognized as compared to current perpetual license recognition, we may recognize less revenue in a given quarter than we would have had we continued with a predominantly perpetual license business model. Similarly, a decrease in new or renewed recurring licenses in any one quarter will not necessarily be reflected fully in the total revenue for that quarter and may negatively affect our revenue in future quarters. Results may also vary from quarter to quarter due to a number of factors, many of which are beyond our control, including spending priorities and mandatory budget cycles of our customers and prospects, market acceptance of new solutions or enhancements by us or our competitors and price competition.

Seasonality

In many of our customer relationships, we have mutually agreed to set annual renewal periods to match our customers’ annual budgeting cycles. As a result, a substantial percentage of our recurring revenue is contractually renewed at the beginning of the calendar year. This has led to a higher percentage of cash collections occurring in our first and fourth quarters of each year, with substantially less recurring revenue cash flows in the second and third quarters. In addition, we have historically experienced our highest sales bookings in our fourth quarter, which we believe in part is due to our customers’ annual budgeting cycles.

Liquidity and Capital Resources

Since our inception in 1998, we have financed our operations primarily through cash flows from operations, driven by revenue and net income growth, proceeds from the issuance of preferred stock and our line of credit. We have also entered into term notes to provide financing related to our acquisitions in 2004 and 2005.

As of June 30, 2007, we had approximately $6.0 million in cash and cash equivalents and $6.7 million in accounts receivable. In addition, we have $9.5 million in available borrowings under a line of credit. For the six months ended June 30, 2007 and the years ended December 31, 2006 and 2004, we have had positive operating cash flows. We have no outstanding debt as of June 30, 2007.

We believe our existing cash and cash equivalents, operating cash flows and net proceeds of this offering will meet our anticipated cash needs for at least the next twelve months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, the introduction of new products, and the expansion of our sales and marketing and research and development activities. To the extent that our cash and cash equivalents, operating cash flows and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies and/or products. In the event we require additional cash resources, we may not be able to obtain bank credit arrangements or obtain equity or debt financing on terms acceptable to us or at all.

Preferred Stock and Other Equity Issuances

We raised $20.0 million of net proceeds through the issuance of Series A preferred stock in 2000. We raised an additional $11.9 million of net proceeds through the sale of Series A1 preferred stock in 2002. In 2005 and 2006, we raised $14.5 million of net proceeds through the sale of Series A2 preferred stock. All of the shares of our preferred stock will convert into common stock upon completion of this offering. In addition, we received proceeds from exercises of common stock options in the amounts of $164,000, $60,000 and $12,000 in the years ended December 31, 2006, 2005 and 2004, respectively, and $16,000 in the six months ended June 30, 2007.

Credit facility borrowing

In September 2004, we entered into a financing arrangement with a bank that provided a line of credit of up to $4.0 million based on eligible accounts receivable. The line of credit matured on September 27, 2005. The line of credit was secured by all of our assets including intellectual property. Interest on the line of credit was payable monthly at the prime rate plus 0.75%, but not less than 5.0%. The line of credit also provides for an unused revolving line facility fee equal to 0.25% of the unused borrowing average for the year.

In June 2005, in connection with the acquisition of DoubleClick EMS, we amended our line of credit with the bank to increase the availability under the line of credit to $10.0 million, subject to borrowing base requirements. In connection with this amendment, we issued $125,000 of warrants to the bank, which are exercisable for Series A2 preferred stock at an exercise price of $1.037 per share. We borrowed $6.0 million under the revolving line of credit in June 2005, to fund a portion of the acquisition price of DoubleClick EMS. The borrowing base is determined based on eligible accounts receivable and unrestricted cash. In connection with the amendment to the credit facility, the bank replaced the original financial covenant requirements with a minimum bookings covenant and a minimum covenant relating to earnings before income taxes, depreciation and amortization commencing with the quarter ended June 30, 2005. Interest on the line of credit is payable monthly at the prime rate plus 0.75%, but cannot be less than 5.0%. The interest rate in effect at December 31, 2006 and 2005 was 9.0% and 8.0%, respectively. Under an amendment entered into in July 2007, the maturity date of the line of credit was extended to December 31, 2007, and we amended certain covenants related to minimum revenue, foreign accounts receivable and acquisitions. In January 2007, we repaid the full amount of borrowings under this line of credit, and we had availability of approximately $9.5 million as of June 30, 2007.

We also have provided a letter of credit to the landlord of our leased primary office space in the amount of $500,000 as security for all of our obligations under the terms of the lease. The letter of credit is renewable annually and does not expire until ninety days after the expiration or earlier termination of the lease.

Discussion of Cash Flows

Six Months Ended June 30, 2007

Net cash provided by operating activities for the six months ended June 30, 2007 was approximately $3.7 million. Net cash provided by operating activities in 2007 primarily was a result of our net loss of $1.9 million, after adding back the effect of the increase in deferred revenue of approximately $5.3 million and other non-cash charges such as depreciation and amortization expense of approximately $1.1 million and stock-based compensation expense of $174,000. We also experienced an increase in cash of $1.8 million related to our change in pledge cash requirements. Partially offsetting these net increases in cash was a $1.2 million increase in prepaid and other assets.

Net cash used in investing activities for the six months ended June 30, 2007 was approximately $1.0 million, which primarily was used for purchases of property and equipment to further develop and enhance our software and infrastructure.

Net cash used in financing activities for the six months ended June 30, 2007 was approximately $2.2 million, which primarily related to debt repayments of approximately $2.0 million.

Six Months Ended June 30, 2006

Net cash provided by operating activities for the six months ended June 30, 2006 was approximately $1.8 million. Net cash provided by operating activities for the six months ended June 30, 2006 primarily was a result of our net loss of approximately $1.1 million, after adding back the effect of the increase in deferred revenue of approximately $3.5 million and other non-cash charges such as depreciation and amortization expense of $846,000 and stock-based compensation expense of $105,000. We also experienced an increase in cash of $1.4 million related to our change in pledged cash requirements. Partially offsetting these positive cash effects was an increase in accounts receivable of approximately $1.8 million.

Net cash used in investing activities for the six months ended June 30, 2006 was $689,000, which primarily was used for purchases of property and equipment to further develop and enhance our software and infrastructure.

Net cash used in financing activities for the six months ended June 30, 2006 was approximately $1.0 million, which primarily related to debt repayments of approximately $2.2 million. Partially offsetting this cash outflow was an increase of $1.1 million in cash related to the issuance of our Series A2 preferred stock in 2006.

Year Ended December 31, 2006

Net cash provided by operating activities for the year ended December 31, 2006 was approximately $4.1 million. Net cash provided by operating activities in 2006 primarily was a result of our net income of approximately $2.1 million, after adding back the increase in deferred revenue of approximately $2.8 million and other non-cash charges such as depreciation and amortization expense of approximately $1.8 million and stock-based compensation expense of $246,000. Partially offsetting these positive cash effects was an increase in accounts receivable of approximately $2.3 million.

Net cash used in investing activities for the year ended December 31, 2006 was approximately $2.4 million, which primarily was used for purchases of property and equipment to further develop and enhance our software and infrastructure. Additionally, we paid $797,000 in contingent purchase price related to our acquisition of Then, Limited.

Net cash used in financing activities for the year ended December 31, 2006 was approximately $1.7 million, which primarily related to debt repayments of approximately $3.0 million. Partially offsetting this cash outflow was an increase of $1.1 million in cash related to the issuance of our Series A2 preferred stock in 2006.

Year Ended December 31, 2005

Net cash used in operating activities for the year ended December 31, 2005 was approximately $1.2 million. Net cash used by operating activities in 2005 primarily was a result of our net loss of approximately $4.8 million, after adding back the effect of the increase in deferred revenue of approximately $3.0 million and other non-cash charges such as depreciation and amortization expense of approximately $1.5 million. Partially offsetting these positive cash effects was a decrease in cash of approximately $1.4 million related to our change in pledged cash requirements.

Net cash used in investing activities for the year ended December 31, 2005 was approximately $16.5 million, which was used primarily for the acquisition of DoubleClick EMS.

Net cash provided by financing activities for the year ended December 31, 2005 was approximately $18.1 million, which primarily related to the issuance of our Series A2 preferred stock in 2005 in exchange for proceeds of approximately $13.2 million. We also received cash proceeds from a note payable of approximately $10.4 million and proceeds from our credit facility of approximately $4.9 million, offset by approximately $10.5 million in repayments on borrowings.

Year Ended December 31, 2004

Net cash provided by operating activities for the year ended December 31, 2004 was approximately $2.7 million. Net cash provided by operating activities in 2004 primarily was a result of our net loss of approximately $1.1 million, after adding back the effect of the increase in accrued expenses of $1.5 million, the increase in deferred revenue of approximately $1.1 million and other non-cash charges such as depreciation and amortization expense of $907,000.

Net cash used in investing activities for the year ended December 31, 2004 was approximately $3.7 million, which primarily was used for the acquisition of Then, Limited.

Net cash used in financing activities for the year ended December 31, 2004 was $407,000, which related primarily to payments on our capital lease obligations and repayments on borrowings.

Contractual Obligations and Commitments

As of June 30, 2007, our principal commitments consist of obligations under facility and equipment leases, including leases for office space. The following table sets forth a summary of our contractual obligations as of June 30, 2007:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Operating lease obligations	$8,542	$986	$2,014	$1,779	$3,763

Off-Balance Sheet Arrangements

As of June 30, 2007, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and the British pound. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. Some of our agreements with foreign customers involve payments in denominations other than the U.S. dollar, which may create foreign currency exchange risks for us. Revenue denominated in currencies other than the U.S. dollar was immaterial in the six months ended June 30, 2007 and in the years ended December 31, 2006, 2005 and 2004.

As of June 30, 2007, we had $1.3 million of receivables denominated in currencies other than the U.S. dollar. If the foreign exchange rates fluctuated by 10% as of June 30, 2007, our foreign exchange exposure would have fluctuated by $130,000. In addition, our subsidiaries have intercompany accounts that are eliminated in consolidation, but that expose us to foreign currency exchange rate exposure. Exchange rate fluctuations on short-term intercompany accounts are reported in other income (expense). Exchange rate fluctuations on long-term intercompany accounts, which are invested indefinitely without repayment terms, are recorded in other comprehensive income (loss) in stockholders’ equity.

Interest Rate Risk

At June 30, 2007, we had unrestricted cash and cash equivalents totaling $6.0 million. These amounts were invested primarily in money market funds and were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Decreases in interest rates, however, would reduce future investment income.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles, or GAAP, have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires us to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which we have chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for us on January 1, 2008. We do not believe that the adoption of this Statement will have a significant impact on our operating results or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact from adopting SFAS No. 157 on our financial statements, although we do not currently believe that the adoption of SFAS No. 157 will have a significant impact on our operating results or financial position.

In September 2006, the SEC released Staff Accounting Bulletin, or SAB, No. 108 which provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB No. 108 requires entities to quantify the effects of unadjusted errors using both a balance sheet and an income statement approach. Entities are required to evaluate whether either approach results in a quantifying misstatement that is material. We adopted SAB No. 108 effective 2006. The adoption of SAB No. 108 did not have an impact on our results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions, including a rollforward of tax benefits taken that do not qualify for financial statement recognition. We adopted FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings for that year and will be presented separately. Only tax positions that meet the more likely than not threshold at the effective date may be recognized upon adoption of FIN 48. The impact of our reassessment of our tax positions in accordance with FIN 48 was immaterial.

BUSINESS

Overview

We are a leading provider of marketing software and services that automate a broad spectrum of marketing processes, and enhance the productivity and performance of marketing organizations. Our integrated suite of applications, Aprimo Enterprise, improves alignment across the Marketing Value Chain, which we define as the business processes that connect enterprise marketing departments with external marketing suppliers and enable the execution of marketing programs across multiple channels. Aprimo Enterprise is based on the Enterprise Marketing Backbone, our innovative service oriented architecture, which automates and unifies a broad range of marketing processes. We provide solutions primarily to large enterprises and medium-sized businesses worldwide, including AT&T Inc., Bank of America, N.A., Capital One Services, Inc., The Home Depot U.S.A. Inc., Honda Motor Europe Ltd., Intel Corporation, Merck & Co., Inc., Nestlé S.A., Sprint Nextel Corporation, Target Corporation, Toyota Motor Corporation and Warner Bros. Entertainment, Inc.

Marketing is one of the most critical enterprise functions, with worldwide expenditures on marketing activities exceeding $1 trillion annually. Marketing professionals are responsible for a wide range of activities, including the development of product strategy, brand and company promotion, and pricing and channel placement programs. In carrying out these responsibilities, marketing professionals must manage and analyze significant amounts of market data, optimize their business processes across the Marketing Value Chain and make critical strategic decisions in real time. Marketing professionals are further challenged by the increasing complexity of the marketplace, the proliferation of media channels, greater fiscal accountability for marketing expenditures and the integration of traditional marketing channels and the Internet. Despite these challenges, few organizations have effectively automated their marketing functions, and most continue to rely on a mix of manual processes, internally developed applications and discrete software tools to manage their marketing activities.

Aprimo Enterprise, our flagship solution, enables marketing professionals to better manage and optimize marketing expenditures and enhance their productivity by digitizing marketing processes from end to end. Our solutions meet the unique challenges inherent in the day-to-day activities of marketing professionals, which include managing assets and content, maintaining brand consistency, tracking expenditures, optimizing customer contacts, measuring advertising campaign results and increasing the volume of high-value sales leads. By implementing our solutions, we believe our customers benefit from increased revenue through more sales leads and higher response rates, lower costs through the elimination of expensive rework, reduced time to market through streamlined production and approval workflows and improved efficiency of overall marketing operations through automated resource planning and management. Aprimo Enterprise is highly scalable, with implementations generally ranging from 10 to 5,000 users. Moreover, Aprimo Enterprise is highly configurable and provides role-based functionality for all users within the marketing organization through six main solution sets: Planning and Financial Management, Production Management and Workflow, Brand Content Management, Campaign Management and Planning, Lead Management and B2B Marketing. Our customers can choose to implement any of our six solution sets individually or combined within our fully integrated marketing management platform.

Additionally, we offer Aprimo Professional, a web-based, on-demand solution, which is delivered as a multi-tenant subscription service, specifically designed for medium-sized businesses and marketing workgroups within larger organizations. Aprimo Professional also serves as an entry point at key accounts that have a high potential for future growth through significant cross sell opportunities. We also offer Aprimo Agency, a role-based solution specifically designed to help marketing agencies increase efficiency and differentiate their offerings in a highly competitive market.

A significant portion of our revenue is contacted prior to the period in which it is recorded. For example, by the end of the fourth quarter of 2006, we had contracted over 80% of our revenue for the first quarter of 2007. We expect this trend to continue.

We increased our revenue 69% from $30.5 million in 2005 to $51.6 million in 2006. In addition, our revenue increased 31% from $22.8 million for the six months ended June 30, 2006 to $29.8 million for the six months ended June 30, 2007. We generated approximately 80% of our revenue in 2006 from customers in the United States and approximately 20% from international customers.

Our Industry

Marketing is one of the most critical enterprise functions. Marketing professionals seek to understand needs of customers and prospects, and develop products and services with specifications to meet those demands. In addition, upon developing a product or service, marketing professionals must then develop a pricing strategy that balances customer demand and costs to the organization to maximize profitability. Marketing professionals are responsible for promoting their products, brand and company and building consumer awareness through advertising, sales promotion, publicity, direct marketing, events, sponsorships and packaging. Finally, marketing professionals must optimize the placement, or distribution, of products to customers. Marketing professionals can choose from a variety of channels, geographies, industries and consumer segments when developing their overall marketing strategies. In performing these functions, marketing professionals interact with an external network of marketing suppliers including creative agencies, telemarketing providers, marketing service providers, public relations agencies, web development agencies, printers and fulfillment organizations, and loyalty and market researchers.

To date, few organizations have effectively automated their marketing functions, and most continue to rely on a variety of manual processes, internally developed applications and discrete software tools, or point products, for their marketing activities. The point products typically used by marketing organizations were not designed to meet the specific needs of marketing professionals and generally include office productivity tools such as Microsoft Office, design tools such as Adobe, certain functionalities of enterprise application systems offered by providers such as SAP AG and Oracle Corporation and a variety of custom-built solutions. In many cases, marketing professionals even rely on manual processes, such as mailing hard copies of budgets, work plans and creative copy, to manage marketing activities and communicate with marketing suppliers. As such, marketing remains one of the least automated functions within increasingly integrated enterprises.

The marketing software and services market is large and growing due to the significant amount of marketing expenditures that must be managed, the increasing complexity of the marketplace and the Marketing Value Chain, and the increasing accountability demanded of marketing organizations. Our total addressable market includes inter-related market segments, such as Enterprise Marketing Management, Marketing Resource Management, Marketing Analytics, Campaign Management, Marketing Performance Management and Lead Management. Our total opportunity is further enhanced by the demand for integrated marketing platforms as opposed to point products, our ability to integrate the marketing organization and other enterprise functions, and our deployments that extend beyond the enterprise to connect with third-party marketing suppliers. According to a 2006 Gartner report, more than 50% of the marketing staff within global companies will use enterprise software by 2010, compared with fewer than 20% that do so today.

We expect our growth to continue due to a number of evolving challenges faced by marketing organizations, including:

Increasing Challenges of the Marketplace.  Marketing professionals are facing increasing challenges, as marketing and media channels proliferate, consumers become better informed and harder to reach and the number of product offerings available to consumers rapidly increases. As a result of messaging fatigue, consumers increasingly seek to limit the number of marketing messages they receive by using technologies such as DVRs, commercial free radio and SPAM filters. Additionally, the number of media channels through which marketing professionals can choose to target consumers has grown rapidly and includes over 100 million websites, up to 300 television channels per market, 17,000 magazine titles and 14,000 radio stations. The total number of products being marketed to consumers continues to rapidly increase as enterprises develop more personalized products and reduce cycle times for new product introductions.

Growing Complexity of the Marketing Value Chain.  The Marketing Value Chain consists of an increasingly complicated network of entities including the internal marketing organization, external marketing suppliers, numerous channels, and all customers and prospective customers. In particular, the internal marketing organization is a loosely interconnected group of marketing departments including corporate, business unit, brand and geographical marketing groups. Furthermore, each of these internal departments can interact with its own external network of marketing suppliers, including creative agencies, telemarketing providers, marketing service providers, public relations agencies, web development agencies, printers and fulfillment organizations, and loyalty and market researchers. Given the complexity of the Marketing Value Chain, marketing professionals face difficult challenges which include managing assets and content, maintaining brand consistency, tracking expenditures, optimizing customer contacts, measuring advertising campaign results and increasing the volume of high-value sales leads.

Greater Accountability of the Marketing Organization.  Marketing organizations face greater fiscal accountability today than ever before and marketing expenditures increasingly must demonstrate an expected return on investment, or ROI. Regulations such as the Sarbanes-Oxley Act, which mandates internal controls over financial reporting, require marketing expenditures to be aligned with business objectives, visible across business units and geographies, and optimized and transparent across external marketing suppliers. Additionally, organizations are placing greater attention on risk management due to increasing legal and regulatory compliance requirements on marketing offers, promotions and communications, including new privacy regulations such as “no call” lists and anti-spam laws.

Lack of Flexible, Comprehensive Marketing Platforms.  While most disciplines within the enterprise, such as finance, sales, manufacturing, human resources, customer service and supply chain management, have implemented comprehensive software solutions to automate their workflows, business processes and data collection requirements, marketing organizations have historically lacked a unified platform to manage marketing activities and support their unique business requirements. Few organizations have effectively automated their entire marketing functions, and most continue to rely on manual processes, internally developed software, office productivity tools, such as Microsoft Office or Adobe software, and numerous other point products. As such, marketing remains one of the least automated functions within increasingly integrated enterprises, and organizations are recognizing the growing challenge to remove the workflow bottlenecks inherent in marketing using manual processes and point products, which limit the marketing productivity and ROI of marketing expenditures.

Integration of Traditional Marketing Channels and the Internet.   Through the last decade, a new paradigm has emerged as marketing professionals now reach customers through the Internet. A second generation of applications and channels collectively known as Web 2.0 has extended this paradigm to include blogging, social networking, and user-generated content. While marketing expenditures in these channels remain relatively small compared to traditional marketing expenditures, online advertising is projected to approach 9% of total advertising expenditures by 2011, according to a 2007 IDC report, and is critical to the success of most marketing efforts. As a result, marketing professionals must execute in an environment where brand strategy must be rationalized across traditional mass media and direct marketing channels, as well as online channels. Effectively marketing across multiple channels requires technology solutions that can operate within the digital domain and coordinate activities across a number of channels within an integrated platform. Marketing professionals have traditionally lacked a multi-channel technology solution that operates across offline and online channels.

Given the mounting challenges marketing organizations face, there is a need for a comprehensive software solution to automate and digitize marketing processes across the entire Marketing Value Chain; adaptable workflow technology to manage proprietary business processes; a unified platform that integrates marketing processes with other enterprise functions; and integrated real-time reporting for marketing performance management. We believe that a significant market opportunity exists for us to deliver our comprehensive marketing platform to meet the specific needs of large enterprises and medium-sized businesses.

Our Solution

We deliver a comprehensive software solution that enables our customers to automate their entire Marketing Value Chain, thereby increasing their marketing productivity and enhancing overall marketing performance. Aprimo Enterprise is a scalable platform that digitizes marketing processes from end to end and automates all areas of the marketing function, including financial management and planning, workflow management, brand content management, campaign management and lead management. Through the Enterprise Marketing Backbone, our service oriented architecture, Aprimo Enterprise integrates marketing with other enterprise functions, such as sales and finance. Our solutions are highly configurable, provide role-based functionality to all marketing users, and are highly scalable with implementations generally ranging from 10 to 5,000 users.

By implementing our solutions, we believe our customers benefit from:

•	revenue gains through more sophisticated and effective marketing programs;

•	cost savings through optimized investment and resource allocation; and

•	real-time measurement and insight into marketing performance, which improves the productivity of the marketing organization.

Our Competitive Strengths

We believe that our leading market position results from several key competitive strengths, including:

Unified Platform for Marketing.  Our applications are built upon a unified platform that connects and automates communications, data and business processes across thousands of users located within numerous disparate groups in the marketing organization. Our flexible platform can improve the productivity of our customers’ marketing organizations and can be rapidly configured to meet the specific needs of marketing organizations within numerous industry verticals, including financial services, life sciences, media and entertainment, retail, high technology, telecommunications and consumer packaged goods.

Comprehensive Service Oriented Architecture.  The Enterprise Marketing Backbone, our innovative service oriented architecture, underlies each of our solution sets and enables them to function as a unified application. The Enterprise Marketing Backbone offers a modular design that provides core services such as calendar and workflow to support a wide variety of marketing activities. We believe our customers benefit from increased agility within their marketing organizations as they can rapidly and cost-effectively assemble and modify business processes in response to changing market requirements. The Enterprise Marketing Backbone also enables interoperability between Aprimo Enterprise and other enterprise applications such as Enterprise Resource Planning, or ERP, Customer Relationship Management, or CRM, and Enterprise Content Management, or ECM. The Enterprise Marketing Backbone further provides real-time open connectivity to data located in various enterprise applications and databases, enabling marketing professionals to automatically synchronize their databases to financial, sales and management systems.

Robust Marketing Knowledgebase.  The foundation for our enterprise marketing platform is the Aprimo Knowledgebase, a comprehensive data repository that captures critical marketing information about customers, financials, best practice workflows, calendars, activities, assets, sales and suppliers. The Aprimo Knowledgebase differentiates us from our competitors because of its open and extensible data model, which is designed to support all applications within our platform. It serves to accelerate customer implementations, provide access to best practices, and ensure consistent delivery of functionality. The Aprimo Knowledgebase supports real-time operations and records all activities and transactions, providing customers with an auditable system of record for all of their activities.

Exclusive Focus on Providing Marketing Technology.  Our innovative portfolio of over 30 products functions within our common platform and is exclusively focused on meeting the broad and varied needs of marketing professionals. By leveraging our domain expertise and knowledge, we have focused on continuing to develop and improve our marketing technology, enhancing our customers’ productivity and providing them with unique marketing insights that enable their entire marketing organizations to support the brand promise and business strategies. Accordingly, Gartner has recognized us as a leader in providing Marketing Resource Management software and services and as a visionary in the Enterprise Marketing Management software space.

Pervasive Deployments within our Customer Base.  Our customers have broadly deployed our solutions and use them throughout their marketing organizations. Our products have been licensed to over 75,000 marketing professionals and other users located in more than 40 countries and are built on a common, universal architecture that supports multiple languages, data formats and currencies. In contrast to point solutions with narrow user bases, our solutions are broadly adopted and widely used within our customers’ businesses, which creates significant switching costs.

Our Growth Strategy

We intend to strengthen our position as a leading provider of superior technology solutions for marketing organizations. The key elements of our growth strategy include:

Continue to Grow our Customer Base.  Our installed base of over 175 customers represents a small fraction of the enterprises that could benefit from our solutions. Marketing organizations are significantly under-penetrated by packaged software applications, creating a large opportunity to grow our customer base as we replace custom developed, in-house software and point products. According to a 2006 Gartner report, more than 50% of the marketing staff within global companies will use enterprise software by 2010, compared with fewer than 20% that do so today. We intend to target new customers through our expanding sales force and growing network of partners.

Further Expand our Existing Customer Relationships.  We believe that our existing customer relationships present a substantial opportunity for growth. In 2006, less than 20% of our new customers purchased all six of the Aprimo Enterprise solution sets, providing us with a substantial opportunity to cross sell additional solution sets to existing customers. Approximately 14% of our customers have been using Aprimo Enterprise for at least the last three years. These customers have collectively increased their investment in our solutions by approximately 300% following their initial purchases. Our customer lifetime value grows as our customers deploy our software to additional users within their marketing organizations, purchase additional solution sets and expand our platform’s footprint across their entire Marketing Value Chain, including to additional corporate marketing departments, business units, geographies and marketing suppliers.

Maintain Focus on Developing Innovative Solutions.  We believe that our focus on providing a broad suite of integrated applications for the marketing organization will allow us to grow our customer base significantly. We plan to continue to invest in developing new products which will create additional entry points into the Marketing Value Chain and significant cross sell opportunities within our existing customer base. Our component-based Enterprise Marketing Backbone enables us to rapidly and cost effectively develop new features and release new role-based applications to address the constantly evolving challenges faced by our customers. In addition, we intend to continually enhance our existing products by developing new features that will further strengthen our market position and expand the number of marketing professionals using our software.

Continue to Strengthen and Expand our Partner Relationships.   We have developed strategic relationships with systems integrators, marketing service providers and complementary software vendors to increase the distribution and market awareness of our solutions. Our partners led or participated in approximately 50% of our sales transactions for Aprimo Enterprise and Aprimo Agency and a significant and growing percentage of our deployments. Our partners led or participated in approximately 67% of our new customer implementations in the first half of 2007, compared to approximately 43% in 2006 and approximately 38% in 2005. We believe we have a significant opportunity to drive revenue growth, expand our global market reach and increase our delivery capacity through partnerships. We intend to grow these alliances as we increasingly co-market with our partners to deliver integrated solutions for digitizing the entire Marketing Value Chain. In addition, as we expand our partner relationships, we seek to increasingly use this channel to generate additional inbound customer leads.

Grow our International Operations.  There is significant global demand for our solutions and we believe there is a large market opportunity located outside of the United States. This demand is driven by both international customers, and projects that originate within the United States but contain significant global components. We currently have international sales offices in Australia, Belgium, Canada, France, Germany, Luxembourg, the Netherlands, Sweden and the United Kingdom, and in 2006, we generated approximately 20% of our revenue from international customers. While we expect this percentage to stay relatively constant in the near term, our strategy is to expand our sales in Europe, the Middle East, Africa and Asia-Pacific by expanding our direct sales force and partner relationships in these locations.

Selectively Pursue Acquisitions of Complementary Businesses and Technologies.  We acquired Then, Limited and DoubleClick EMS in 2004 and 2005, respectively, and we plan to selectively pursue acquisitions of businesses and technologies that will extend our solution sets, accelerate our customer and revenue growth, and provide access to new and emerging markets. We currently have no plans, proposals or arrangements with respect to any specific acquisition.

Our Offerings

Software, Support and Hosting

Software.  Aprimo Enterprise is an integrated suite of role-based software applications that automate the entire Marketing Value Chain. Aprimo Enterprise delivers six main solutions sets for marketing professionals: Planning and Financial Management, Production Management and Workflow, Brand Content Management, Campaign Management and Planning, Lead Management and B2B Marketing. Aprimo Enterprise is built on our Enterprise Marketing Backbone, a web based, service oriented architecture, and the Aprimo Knowledgebase, a comprehensive database for marketing professionals. Through the Enterprise Marketing Backbone and Aprimo Knowledgebase, marketing professionals have access to the data and functionality required to perform their jobs more effectively. This unified architecture allows our diverse application suite to function as one platform and allows our software development efforts to be leveraged across all of our solution sets.

Planning and Financial Management enables marketing professionals to align marketing expenditures with the goals and objectives of the business. Our customers use Planning and Financial Management to identify their strategic goals and objectives and to plan their expenditures of financial, human and external resources required to achieve target objectives. Planning and Financial Management provides real-time visibility to expenditures so that marketing managers can adjust their activities to stay on plan during changing business conditions. Planning and Financial Management also integrates with financial systems so that expenditures in marketing are reconciled with corporate general ledger accounts. This bridge between marketing and finance supports audit procedures required by Sarbanes Oxley. Planning and Financial Management also enables our customers to calculate ROI for specific activities, as well as for the entire marketing organization.

Production Management and Workflow combines a hybrid of workflow management and project management functionality to enable marketing professionals to effectively and efficiently deploy resources. The workflow functionality provides the ability to define sophisticated, repeatable, and non-linear business processes required to complete a certain objective. The project management functionality allows for careful deployment of resources to complete a marketing activity. Production Management and Workflow automates materials production and review processes that are the foundation of traditional marketing organizations. Production Management and Workflow also provides real-time insight into processes so that managers can track critical projects at any given time. Production Management and Workflow accelerates cycle time and reduces the amount of time required for materials development by eliminating the inefficiencies and unreliability that are inherent in manual systems.

Brand Content Management manages the full digital asset lifecycle from concept to asset development to distributed access of marketing materials. Brand Content Management serves the needs of marketing professionals who are making investments to develop brand materials that are consistent across geographies with their brand architecture. Brand Content Management contains a robust asset repository and empowers creative staff to access these assets in a productive fashion. It also provides regional offices, dealers, and business partners with the flexibility to customize and localize print and electronic materials while maintaining brand integrity in a cost effective manner. Brand Content Management includes an embedded content repository and also provides integration with industry leading enterprise content management systems.

Campaign Management and Planning delivers end to end, multi-channel campaign management, from offer management through segmentation design and execution. Campaign Management and Planning enables database marketing professionals to design and execute sophisticated segmentation schemes against all types of customer data. Campaign Management and Planning also allows organizations to set up templates that enable distributed field marketing personnel to execute campaigns within their local marketplace. Additionally, Campaign Management and Planning manages ad hoc data sources for both customer and prospect multi-channel marketing. When accessing large databases, our segmentation engine utilizes OptiSelect, a patent pending algorithm that optimizes the time required to create segmentation outputs.

Lead Management delivers an end to end solution for acquiring, scoring and prioritizing leads, and then distributing them to the sales organizations. Lead Management can increase lead volume by coordinating all marketing activities into one set of messages to all prospective customers. It delivers the ability to define a multi-channel dialogue utilizing e-mail, web and direct interfaces with industry leading CRM and sales force automation systems. Lead Management also delivers real-time insights to enable resources to be appropriately reallocated when fluctuations in lead volume result in the need for additional efforts to ensure proper follow up. Lead Management provides a unique capability to receive disposition information from sales force automation systems so that marketing professionals can “close the loop” and better understand the value of their efforts.

B2B Marketing provides a fully integrated demand creation solution including data management, campaign management and planning, event management, lead management, and closed loop reporting. At the front end of the B2B marketing process, this solution set coordinates all marketing activities to ensure brand consistency and awareness. B2B Marketing delivers to sales professionals high quality leads that have already been pre-qualified according to selected criteria and consolidated from all sources of leads including corporate websites, events, and call centers. This lead delivery is enhanced by real-time integration with leading sales force automation vendors. B2B Marketing includes a dialogue management product that allows marketing professionals to define multi-step conversations with customers. This can be used to incubate prospects that have needs that are not immediate but may ultimately become valuable customers.

Aprimo Enterprise includes several other platform components that are integral to our solution offerings and provide additional functionality. These include:

•	Marketing Performance Management, or MPM, provides functionality to deliver insights into marketing productivity, effectiveness, and contribution to the strategic objectives of the business. MPM enables marketing professionals to create reports and dashboards on all data in the Aprimo Knowledgebase without knowledge of the complex underlying data. Once created, these reports provide real-time insight into the current state of marketing processes under the control of Aprimo Enterprise. For more sophisticated business intelligence requirements, MPM also generates a data mart which combines data from the Aprimo Knowledgebase with other outside data sources, thus enabling a broader view of the marketing function.

•	Integration Workbench enables the configuration of web services that connect Aprimo Enterprise with other applications. Integration Workbench manages inbound web service calls as well as the outbound publishing of our object data to external systems. In situations where customers have repeatable requirements for integration, we have purpose-built adaptors to further reduce the cost of these integration projects.

•	Application Workbench allows our customers to configure our user interface and add new application objects, which are defined within a set of XML files. The Application Workbench does not require programming expertise or knowledge of our XML file structure. It offers intelligent object selection, object properties, and embeddable behavior and enables changes made through the workbench to take effect immediately within the application, thus enabling our customers to align their business processes and user requirements.

Aprimo Professional is designed for medium-sized businesses and marketing workgroups within larger organizations. Aprimo Professional also serves as an entry point at key accounts that we believe have high potential for future growth through significant cross sell opportunities. Aprimo Professional is delivered as a web-based, on-demand subscription service (Software as a Service).

Additionally, Aprimo Agency enables marketing suppliers to upgrade their manual workflow processes to digital processes and differentiate their offerings in a highly competitive market. By directly linking with their customers’ internal solutions, marketing suppliers can create an electronic bond across solutions and form a unique strategic partnership that is highly protected from competitive pressures.

Customer Support.  We believe that superior customer support is critical to retaining and expanding our customer base. Our support and maintenance program includes the right for our customers to receive unspecified software updates, as well as maintenance releases and patches that become available during the maintenance period, which is generally provided on an annual basis. Standard customer care includes telephone and email access to technical support personnel. We provide customer support from our headquarters in Indianapolis, Indiana as well as our regional centers in Raleigh, North Carolina, Birmingham, United Kingdom and Hyderabad, India. We believe that our superior customer support is a contributing factor to our customer retention rate, which was approximately 87% for 2006.

Hosting Operations.  We serve all our on-demand customers from a single, third-party co-location facility in Indianapolis, Indiana, operated by n/Frame, owned by Continental Broadband, Inc., a Landmark Communications company. This facility provides around-the-clock security personnel, photo identification/access cards, biometric hand scanners and sophisticated fire-suppression systems. The overall physical security of our data center is monitored by digital video surveillance cameras 24 hours a day, seven days a week. Additionally, redundant electrical generators and environmental control devices are used to ensure high availability of all servers and infrastructure components. We own or lease and operate all the hardware and software on which our applications run in this facility.

We continuously monitor the performance of our hosting operations. Our site operations team provides all system management, maintenance, monitoring and back-up. We use custom, proprietary tools as well as commercially available tools to monitor our applications. We also provide our customers with an optional capability to monitor their application availability and latency from more than 34 geographic points around the world in five-minute intervals.

Aprimo Professional is a multi-tenant subscription service, and all of our Aprimo Professional customers utilize our hosting operations. In addition, we currently host approximately 30% of our Aprimo Enterprise and Aprimo Agency customers, which are provisioned via a single-tenancy, shared infrastructure architecture.

Professional Services

Our customers require training and consulting to realize the full value from their use of our Aprimo Enterprise and Aprimo Agency products. We provide these services (on-demand or on-premise) for all of our customers. We provide comprehensive classroom training to educate our customers and to certify our employees and partners, either at our training centers or at the customer site. Our customers can choose their preferred implementation approach, either using their internal resources, a third-party consulting organization, or Aprimo Global Services, our internal services organization. We encourage our sales organization to leverage our certified consulting partners wherever possible, and we use a growing percentage of our consulting partners in implementations.

We provide on-site enablement training and on-demand training services via the web and telephone for our Aprimo Professional customers.

Aprimo Global Services has deep expertise in educating our partners and in deploying our solutions. We utilize a leveraged delivery model consisting of on-site and off-site consultants, including offshore resources where appropriate. We generally provide our professional services on a time and materials basis.

Customers

We have more than 175 customers and our solutions have been licensed to over 75,000 marketing professionals located in more than 40 countries. Because we are focused on providing a solution that meets the needs of marketing organizations generally, our target markets are not confined to certain industries or geographies.

Below is a representative list of our customers as of June 30, 2007:

Consumer Packaged Goods	Financial Services	Insurance

Amway Corporation	Bank of America, N.A.	The Chubb Corporation
Del Monte Corporation	Capital One Services, Inc.	Folksam
Nestlé S.A.	Fidelity Investments	Norwich Union, an Avivia company
Prudential
Washington Mutual

Life Sciences	Manufacturing/Automotive	Media/Communications

Boehringer Ingelheim GmbH	Cummins Inc.	Discovery Communications Inc.
Bristol-Myers Squibb Company	Honda Motor Europe Ltd.	National Geographic Society
Grey Healthcare	Peugeot International	Research In Motion Limited
Merck & Co. Inc.	Toyota Motor Corporation	Warner Bros. Entertainment Inc.
Wyeth	Velux

Retail	Technology	Telecom/Utilities

The Boots Company PLC	Business Objects SA	AT&T Inc.
The Home Depot U.S.A. Inc.	Environmental Systems	Powergen
Target Corporation	Research Institute, Inc.	Sprint Nextel Corporation
Intel Corporation
nVidia Corporation

No customer accounted for more than 10% of our revenue in 2006 or the six months ended June 30, 2007.

Case Studies

The following examples illustrate some of the ways our customers are using Aprimo Enterprise to improve their marketing productivity:

Cummins Inc.  Cummins Inc. is a global power company that designs, manufactures, distributes and services engines and related systems. Cummins Engine Business Marketing group initially deployed our Campaign Management solution to improve business relationships with its dealer and distributor network. Cummins’ next priority was to improve collateral development processes, seeking to reduce time and expense in creating marketing materials for a dealer and distributor network located in more than 5,000 facilities in 197 countries and territories. With a high volume of jobs and limited resources, Cummins acknowledged that efficiency, accuracy and productivity were essential. Miscommunication, mistakes and rework caused delays, excessive revision cycles and false starts with agencies, which led to unplanned expenses that were estimated to consume 20% of the total collateral development budget. On average, a collateral project was requiring 69 workdays from the beginning of proposal review to the completion of production-ready art.

Cummins identified three key drivers affecting project cost and throughput: (1) initiating work through an agency too early in the process, (2) inefficient communication and collaboration with agencies and printers and (3) an undisciplined content review process resulting in numerous revisions per project. To address these challenges, Cummins chose to expand its use of Aprimo Enterprise and deployed our Production and Workflow Management solution. As a result of this Aprimo Enterprise deployment, Cummins has realized a 61% reduction in the average number of days required to complete a collateral project. Agency revisions fell by 78%, and creative development costs per project were reduced by 23%. Cummins achieved additional savings from the elimination of redundant digital asset repositories, and annual savings on asset management fees from outside vendors were reduced by 75%. Recently, Cummins again extended its use of Aprimo Enterprise and deployed our Brand Content Management solution. Cummins now serves distributors and dealers by delivering customizable marketing materials on demand. Supply chain costs have been reduced, along with costs associated with print production, shipping and inventory.

Warner Bros. Entertainment Inc.  Warner Bros. Entertainment Inc. is a global media company that creates, produces, distributes, licenses and markets all types of entertainment including theatrical, home entertainment and television. The Warner Bros. marketing team was spending too much valuable time generating manual weekly marketing spend reports that were incapable of providing real-time insights. These reports yielded inaccurate, outdated views for determining future spending decisions and Warner Bros. sought to redesign its allocation of weekly marketing spend.

Warner Bros. determined that by investing in marketing technology, it could analyze data on a real-time basis, empower its marketing professionals to act within a short period of time and optimize advertising investments across their 840 local markets. Warner Bros. implemented Aprimo Enterprise and deployed our Planning and Financial Management solution to gain insight into marketing expenditures. Warner Bros. also implemented our Production Management and Workflow solution to streamline its weekly media placement process. Sales data is now gathered centrally and synthesized for decision makers in marketing. Using Aprimo Enterprise, Warner Bros. can reallocate its marketing expenditures for the upcoming week, enabling it to invest its advertising spend in a way that maximizes impact with consumers. Warner Bros. is able to allocate increased advertising dollars dynamically to potential high value markets while sparing wasted investment in low value markets. Aprimo Enterprise serves as a system of record, allowing Warner Bros. to further analyze the impact of the marketing optimization process and enabling Warner Bros. to be more precise in its marketing allocations over time.

Powergen.  Powergen, part of E.ON, is an energy supplier in the United Kingdom, with approximately six million residential and small business customers. In addition, Powergen supplies approximately 13,000 industrial and commercial customers under the E.ON brand. Faced with emerging competitive pressures brought on by deregulation and high levels of customer discontent, Powergen wanted to make major changes in its commercialization processes. Leveraging its rich customer database, Powergen wanted to deliver specialized offers to specific segments of customers in order to improve customer response rates, increase return on marketing investment, and improve relationships with customers. All of this had to be accomplished with a very small marketing team and limited budget.

Powergen deployed Aprimo Enterprise, starting with our Campaign Management and Planning solution. This first step of the process has allowed Powergen to achieve its initial objective of dramatically improving the direct marketing processes. Direct mail drops that bulk-delivered the same message and offer to the entire customer base are now highly differentiated down to segments as small as ten customers. Based on this early success, Powergen has expanded its efforts and invested in the Aprimo Enterprise Planning and Financial Management and Production Workflow Management solutions to streamline the management of financials, materials production, and digital assets. Processes that were once managed with paper and disconnected spreadsheets have now been integrated into a comprehensive application that digitizes the entire process from end to end. Powergen’s management believes it now has the desired insight, control and data to enhance its commercialization processes.

Honda Motor Europe Ltd.  Honda Motor Europe Ltd.’s United Kingdom Dealer Marketing team desired to enhance and preserve the integrity of its branding and messaging across all of its markets. This required participation from its network of 200 franchised dealers, each of which runs its own marketing activities including Web, direct marketing, local advertising, point of sale materials, public relations and events. A key objective was to increase the number of people who consider the company’s brand when they are purchasing a new car. At the local level, Honda wanted to address this issue by finding a way to translate its innovative national advertising and marketing campaigns into effective dealer marketing.

Honda implemented our Brand Content Management solution to deliver a brand portal for dealers to access, customize and subscribe to high-impact advertising and collateral, which they could localize for their own geographies. Corporate marketing’s advertising and design agencies were able to change and update brand content and make it available to dealers on a real-time basis. Before working with us, Honda’s national marketing campaigns required between three to six months to be deployed at a regional level. Now the entire process requires only two or three days. Authorized dealers can select the asset and template they want to use, make desired customizations and request immediate delivery for ad placement. Printed materials can also be received within a couple of days. Additionally, this automated process has removed several hundred dollars of cost from each request, a major savings to auto dealers in a highly competitive, low margin industry. Honda believes our solution is giving their dealers a unique marketing advantage, and Honda saw much improved brand recall at a national level, which supported their increase in sales between 2005 and 2006.

Folksam.  Folksam, a leader in the Swedish financial services market providing a range of products in the areas of insurance, savings and loans, is implementing a wide-ranging strategy to win and retain more customers, improve customer loyalty and maximize customer lifetime value. Folksam’s corporate marketing department had relied on several “islands” of technology, including an in-house campaign management system and several disparate and disconnected databases. The core marketing processes were manual and were inherently dependent on the experience and knowledge of key staff. Folksam defined a highly visionary five-year plan that would ultimately evolve to a single view of the customer, with all marketing and operational systems accessing one common view of the customer. The plan reflects a truly multi-channel system, with marketing results delivered through the Web and call center and through a variety of traditional direct marketing channels. A centralized contact management system ensures that a customer contact through any channel has an immediate impact on any other communications that follow.

After implementing a centralized customer data warehouse, Folksam deployed Aprimo Enterprise to serve as the command and control platform for their entire effort, including our solutions for Campaign Management and Planning, Contact Optimization, Financial Management and Production Workflow Management. One of the early success stories has been the use of our Dialogue Manager product, which is part of the Campaign Management and Planning solution set, to define multi-step “conversations” with customers when certain events occur. This type of event-triggered marketing is critical to insurance companies, which view life events as a critical opportunity to market to customers. Since deploying Aprimo Enterprise, Folksam’s conversion of sales from a particular event-driven campaign has increased from 2% to 10%. Based on the success of this effort, Folksam has identified 70 other event-driven campaigns that it plans to implement using Aprimo Enterprise.

Like many of our customers, Folksam now understands that implementing comprehensive multi-channel campaigns demands automation of the entire Marketing Value Chain, not just the customer channel interactions. This is evidenced by Folksam’s broader investment in our software to include solutions for Marketing Resource Management, or MRM. The Aprimo Planning and Financial Management solution helps to reduce campaign cycle times and ensure that activities run to plan and budget. The Production Management and Workflow solution defines and automates the allocation of tasks, deliverables and budgets to specific team members. By merging these MRM applications with technology that enables highly optimized customer interactions, Folksam is better able to achieve its relationship management goals.

Sales and Marketing

Sales

We sell and market our solutions through our direct sales force and our partners, including systems integrators, marketing service providers and complementary software vendors. These partners provide us with leads into key accounts, influence sales opportunities where we are already engaged and extend our value proposition beyond our core product footprint. Our direct sales force is distributed throughout the United States, Europe and Australia.

Our direct sales force is comprised of field sales managers, account managers, inside sales, alliance development and sales management personnel. Our field sales managers are responsible for sales to new prospects and significant new opportunities within existing customers. Our account managers concentrate on expanding pre-existing relationships and cultivating customer satisfaction. Our sales efforts are supported by a dedicated pre-sales application consulting team.

Marketing

Our marketing activities are designed to build our brand, generate broad awareness of Aprimo in our target markets and generate leads for our sales organization. Our marketing programs target the decision-maker in a sales cycle, including the chief marketing officer, the chief information officer, the chief financial officer, the functional heads of marketing and other key technology managers. Additionally, we focus on industry analysts, systems integrators, marketing service providers, trade press, and other industry pundits who exert considerable influence over the product category.

We also use our own technology to execute marketing campaigns, collect responses, move prospects through a qualification process and pass those leads on to a sales force automation system. When sales are completed, results are matched back so that our marketing managers can fully understand the impact of their efforts.

As our market has expanded, we have placed increasing focus on the identification and cultivation of prospective customers. We focus on identifying individuals who address marketing challenges that we believe align with our solutions. We use a combination of marketing communications, direct communications from our sales force, and collaboration with our partners to educate these individuals about the benefits of our solutions, which include enhanced ROI, improved response rates and reduced cycle times.

Alliances

We enter into non-exclusive relationships with partners which influence our acquisition of new customers and provide products and services that extend the value of Aprimo Enterprise. Our partners led or participated in approximately 50% of our sales transactions in 2006. Our partners led or participated in approximately 67% of our new customer implementations in the six months ended June 30, 2007, compared to approximately 43% in 2006 and approximately 38% in 2005. The number of certified consultants who work for our partners now surpasses those who work for Aprimo. We anticipate continued growth in the number of certified partner consultants and their participation in our sales activities.

•	System Integrators. Our relationships with systems integrators extend our delivery capabilities, thereby enabling us to focus our resources on additional sales of software worldwide. Systems integrators support global implementations and enterprise projects that involve process redesign and large user bases. Some of our current systems integrators include Accenture LLP, AT Kearney, Inc., Deloitte Consulting LLC, International Business Machines Corp., MarketSphere Consulting LLC, Quaero Corporation and TopRight, LLC, as well as regional integrators in a number of countries outside of the United States.

•	Marketing Service Providers. Marketing service providers use Aprimo as a hosted platform to deliver multi-channel design, support and execution services to customers. Some of our current marketing service provider partners include Communisis, plc, Epsilon Data Management, Inc., Circle.com d/b/a Euro RSCG 4D, GECIP, a member of the Omnicom Group, and Sigma Marketing Group.

•	Independent Software Vendors. Because our solutions are used as a marketing platform, a component of our strategy is to partner with leading vendors in complementary software categories. Our independent software vendor partnerships typically consist of packaged integrations and coordinated sales and marketing activities. Some of our independent software vendor relationships include Business Objects for business analytics, EMC Corporation’s Documentum for enterprise content management, Microsoft for on demand CRM and business analytics, Salesforce.com, Inc. for on demand CRM, SPSS Inc. for predictive analytics, WebTrends Inc. for web analytics, and XiNet, Inc. for agency creative solutions. We plan to continue adding partners that are category leaders.

Research and Development

Our research and development organization is responsible for planning and managing the design, development, release and continuing quality of our software solutions. Specific functions within research and development include engineering, programming, quality control, product management, documentation, design and project management/software quality assurance. As of June 30, 2007, we had 76 employees in our research and development organization, who are primarily located in Indianapolis. In addition, pursuant to an outsourcing arrangement, we have software and product developers in Hyderabad, India whom we can utilize on an outsourced basis and who are trained in our products.

Our research and development expenses were $3.5 million, $5.1 million and $7.6 million in 2004, 2005 and 2006, respectively. The increased spending over these years reflects our investment in broadening and deepening our solutions to drive growth across our business.

Technology

We believe our unified platform and architectural design provides us with significant competitive advantages, including enabling lower development and support costs and faster time to market for new features and functions. Our solutions are designed with a common architecture to provide scalability, interoperability and configurability, and our applications are built using a common, web based, Enterprise Marketing Backbone based on Microsoft.NET. We support an open architecture approach through the extensive use of web services to achieve cross platform support and interoperability with Java 2 Enterprise Edition, or J2EE, applications and other proprietary systems. The use of a common architecture across the entire product suite enables all of our applications to share the following common architectural characteristics:

Scalability.  For page serving, our applications utilize a stateless transaction model which allows our applications to scale to large numbers of users utilizing common web based techniques such as hardware load balancing and software load balancing to pool as many web servers as needed to meet customer demand. This approach allows us to serve our largest enterprise customers using industry standard web infrastructure to scale to high concurrent user loads.

For batch services, such as those used within our campaign management and dialogue management applications, we utilize a multi-threaded, multi-server, service model to load balance large requests across a pool of industry standard hardware. Within the service application architecture, large service requests are broken down into smaller packets of service jobs which can be processed across multiple threads and servers to achieve high throughput for those large batch requests processed through our applications.

Interoperability.  For transaction-based integration, we utilize our Enterprise Marketing Backbone to achieve interoperability with a variety of systems. The Aprimo Integration Workbench provides an XML-based, web service interface across all of our core objects, which can be configured to broadcast events occurring within the platform to a set of secured adaptors to process the XML message and update the third party system. Conversely, adaptors can utilize our listening web service to send XML-based messages to the platform to be processed by us. Utilizing this industry standard, open approach, we can achieve platform support across the entire application suite.

For customer database integration, we use both a universe-based approach to map third-party data into our platform, as well as an ETL (extraction, transformation and load) layer to pull third-party data directly into our Aprimo Knowledgebase for those customers in need of a centralized repository for customer information.

The Aprimo universe provides extensive functionality to map, secure and transfer data from third-party repositories for use in our platform. The Aprimo universe can operate over a variety of data repositories including SQL Server, Oracle and DB2.

For non-structured data such as files, images and documents, our architecture uses a file store layer that allows our platform to use both its native file store as well as third party file stores and document management systems to store and manage the underlying files being uploaded, annotated and managed throughout our platform.

For non-structured data such as files, images and documents, our architecture uses a file store layer which allows our platform to use both its native file store as well as third party file stores and document management systems to store and manage the underlying files being uploaded, annotated and managed throughout our platform.

Configurability.  Our platform consists of three distinct tiers of configurability to achieve the role based user interface delivered via the application platform.

The first tier, the application tier, provides numerous modules such as our process designer, dialogue designer and business rules engine to allow our customers to configure specific business processes, communication processes and business enforcement rules directly within the context of the application interface. By externalizing the process definitions from the application logic, our platform is highly adaptable to the various business processes encountered across our customer base.

The second tier, the system administration tier, allows our customers to extend the Aprimo Knowledgebase with additional fields, change the base terminology used throughout the application, set security profiles and configure a variety of roles and interfaces required to support the needs of their specific implementation. Our administration module is delivered as a complete web interface and is part of the overall Aprimo platform. Our administration layer allows our platform to adjust to the specific data, terminology, security and role definition needs of the underlying implementations.

The third tier of configuration, the Aprimo Application Workbench, allows information technology professionals to create new marketing objects and access the XML layer of our platform to fully configure the presentation tier and customer side logic within the application platform without accessing base source code.

Utilizing this tier, the information technology professional has control over every object and screen within our application platform and can configure and integrate the interface to support specific implementation requirements.

All tiers within the application configuration layer are managed by our platform and provide various migration options for our customers from release to release. With this architecture, we have been able to support a large variety of customers, verticals and processes directly within the base platform.

Competition

The market for enterprise marketing management software is evolving, highly competitive and fragmented, and we expect competition to increase in the future. We believe the principal factors that generally determine a company’s competitive advantage in the software categories serving the Marketing Value Chain include the following:

•	marketing focus and domain expertise;

•	breadth and depth of product functionality;

•	scalable, open architecture and ease of integration;

•	unified application platform leveraging re-usable component services;

•	flexibility to configure application to customer’s unique marketing processes;

•	price and total cost of ownership;

•	availability and quality of implementation consulting services;

•	competitive sales and marketing capabilities; and

•	name recognition and brand reputation.

We face competition from both businesses that develop their software internally and from other software vendors and service providers, which generally fall into the following categories:

•	Internal Business Systems: Many companies continue to use manual processes, general-purpose office automation tools and/or custom-built systems to automate various processes within their marketing function.

•	Marketing Management Software: Unica Corporation and SAS Institute Inc.

•	Enterprise Application Software: SAP AG, Oracle Corporation and Infor Global Solutions.

We also expect that new competitors will continue to enter the enterprise marketing management market with competing products. We also expect competition to increase as a result of software industry consolidation, including through possible mergers or partnerships of two or more of our competitors. We also expect that new competitors, such as enterprise software vendors that traditionally have focused on enterprise resource planning or back office applications, will continue to enter the enterprise marketing management market with competing products. Many of our current and potential competitors have longer operating histories and larger presence in the general software market, greater name recognition, access to larger customer bases and substantially greater financial, technical, sales and marketing, management, service, support and other resources than we have. As a result, these competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can.

Intellectual Property

Our success depends in part on our ability to protect our core technology and intellectual property. To accomplish this, we rely upon a combination of patent, copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights.

We have one issued patent in the United States and one United States patent application pending. The expiration date of the issued patent is 2022. We also have ten registered trademarks.

We focus our patent efforts in the United States, and, when justified by cost and strategic importance, we file corresponding foreign patent applications in strategic jurisdictions such as Asia and Europe. Our patent strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level.

We do not know whether any of our patent applications will result in the issuance of any patents or whether the examination process will require us to narrow the scope of our claims. To the extent any of our applications proceed to issuance as a patent, any such future patent may be opposed, contested, circumvented, designed around by a third party, or found to be invalid or unenforceable. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us. If our products are found to conflict with any patent held by third parties, we could be prevented from selling our products or our patent applications may not result in issued patents.

In addition, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, end users and channel partners. We rely in part on U.S. and international copyright laws to protect our software. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or invention assignment terms of their agreements. Despite our efforts to protect our intellectual property through patents, trademarks and confidentiality agreements, unauthorized parties may copy or otherwise obtain and use our software and proprietary technology.

We have in the past and may in the future license third party software products to be incorporated into our software solutions. We are not materially dependent upon these third party software licenses, and we believe that this licensed software in our product is generally replaceable, by either licensing similar software from other vendors or building the functionality ourselves.

Employees

As of June 30, 2007, we had 355 employees worldwide, 310 of which are located in North America and 45 of which are located in Australia, France, Germany, the Netherlands, Sweden and the United Kingdom, including 75 in sales and marketing, 76 in product development, 33 in customer support, 95 in professional services and 76 in general and administrative positions. None of our employees are represented by a union or party to a collective bargaining agreement. We believe we have good relations with our employees.

Facilities

Our corporate headquarters is located in Indianapolis, Indiana, where we lease approximately 40,000 square feet of space under a lease expiring in 2016. We maintain regional offices in Raleigh, North Carolina, and Wokingham and Birmingham, United Kingdom. We also lease space in various locations throughout the United States, Europe and Australia for sales and professional services personnel. We believe that our facilities are generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to accommodate our growth.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of June 30, 2007.

Name	Age	Position

William M. Godfrey	39	President, Chief Executive Officer and Chairman
Robert W. McLaughlin	38	Chief Technology Officer and Director
John J. Stammen	47	Executive Vice President, Worldwide Sales and Alliances
Robert C. Boehnlein	45	Executive Vice President, Aprimo Global Services
Michael G. Emerson	50	Chief Marketing Officer
Michael W. Nelson	42	Chief Financial Officer, Secretary
Robert E. Davoli(1)	59	Director
Gary E. Gigot(1)	57	Director
Mark T. Koulogeorge(2)(3)	43	Director
W. Gar Richlin(3)	61	Director
James E. Thompson(2)(3)	62	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.

Executive Officers

William M. Godfrey.  Mr. Godfrey is one of our founders and has served as a director and as our President and Chief Executive Officer since our inception in 1998. From 1991 to 1998, Mr. Godfrey served as a sales and marketing executive at several leading enterprise software companies, including Tivoli Systems (an IBM company) and Software Artistry, Inc. Mr. Godfrey earned a master’s degree in business administration from the University of Notre Dame. Mr. Godfrey also earned bachelor’s and master’s degrees in mechanical engineering from the University of Kentucky.

Robert W. McLaughlin.  Mr. McLaughlin is one of our founders and has served as a director and as our Chief Technology Officer and Executive Vice President of Product since our inception in 1998. From 1996 to 1998, Mr. McLaughlin served in a number of product marketing and corporate strategy roles for Tivoli Systems and Software Artistry, Inc. From 1991 to 1996, Mr. McLaughlin served as a technical lead responsible for the implementation of enterprise systems at Eli Lilly & Co, a pharmaceutical company. Mr. McLaughlin earned bachelor’s degrees in economics and computer applications from the University of Notre Dame.

John J. Stammen.  Mr. Stammen has served as our Executive Vice President, Worldwide Sales and Alliances since April 2002. From 1994 to 1999, he served as President of the Select Division of PeopleSoft, an enterprise application software company, and General Manager of PeopleSoft’s Midwest Operations. Mr. Stammen earned a bachelor’s degree in management information systems from Bowling Green State University and completed the “Marketing Strategies for High Technology Companies” program at the Wharton School of Business.

Robert C. Boehnlein.  Mr. Boehnlein has served as our Executive Vice President, Aprimo Global Services since January 2001. From 1995 to 1999, Mr. Boehnlein served as a partner with Ernst & Young LLP in their management consulting practice. Mr. Boehnlein earned a bachelor’s degree in electrical engineering from Purdue University and a master’s degree in computer science from the University of California, Los Angeles.

Michael G. Emerson.  Mr. Emerson has served as our Chief Marketing Officer since February 2006. From 2005 to 2006, Mr. Emerson was general manager of the Enterprise Marketing Management product line at Siebel Systems, Inc., an enterprise application software company, where he oversaw the product direction, product marketing and product line distribution on a global basis. From 2003 to 2005, Mr. Emerson worked as a consultant for Data Solutions, Inc., a provider of technology and services to human resources organizations, and GFK Custom Research, a market research company. From 1999 to 2003, Mr. Emerson served as Executive Vice President of marketing and product development at Protagona Worldwide Limited, a developer of marketing automation software tools. Mr. Emerson earned his bachelor’s degree in both psychology and math from Bethel College and is a candidate for a doctorate degree in industrial psychology at the University of Minnesota.

Michael W. Nelson.  Mr. Nelson has served as our Chief Financial Officer since May 2006. From August 2002 to May 2006 and May 2000 to August 2002, Mr. Nelson served as Chief Financial Officer and Controller, respectively, of Click Commerce, Inc., a NASDAQ listed company in the enterprise software industry. From May 2000 to August 2002, Mr. Nelson served as Controller of Click Commerce, Inc. From March 1997 to April 2000, Mr. Nelson served as Vice President and Chief Financial Officer of SAFCO Technologies Inc., a wireless-testing products, software and services company. From September 1988 to March 1997, Mr. Nelson was an auditor at Price Waterhouse LLP. Mr. Nelson earned a master’s degree in business administration from the University of Chicago Graduate School of Business and a bachelor’s degree in accounting from the University of Iowa. Mr. Nelson is also a CPA.

Directors

Robert E. Davoli.  Mr. Davoli has served as a director since August 2000. Mr. Davoli has been a managing director of Sigma Partners, a venture capital investment firm, since November 1995. From February 1993 to September 1994, Mr. Davoli was president and chief executive officer of Epoch Systems, Inc., a vendor of client-server data management software products. From 1990 to 1992, Mr. Davoli served as an executive officer of Sybase, Inc. (which acquired SQL Solutions). In 1985, Mr. Davoli founded SQL Solutions, a purveyor of services and tools for the relational database market, where he was president and chief executive officer from 1985 to 1990. Mr. Davoli also serves on the board of directors of Virtusa Corporation, a provider of software development and related information technology services. Mr. Davoli earned a bachelor’s degree in history from Ricker College and studied computer science at Northeastern University for two years.

Gary E. Gigot.  Mr. Gigot has served as a director since 1999. Since 2002, Mr. Gigot has been employed by Frazier Technology Ventures, a Seattle-based venture capital firm, and currently serves as a General Partner. Mr. Gigot served as VP, Marketing of Microsoft from 1990 to 1994, and in the same position at Visio Corporation, from 1994 to 1999. Mr. Gigot earned a bachelor’s degree in marketing from the University of Notre Dame and completed the Masters in Advertising program at Michigan State.

Mark T. Koulogeorge.  Mr. Koulogeorge has served as a director since August 2000. Mr. Koulogeorge is a founding Partner of MK Capital, a venture capital fund that invests in software, digital media and outsourced services, and currently serves as Managing General Partner. Mr. Koulogeorge has been employed with MK Capital since 2003. Since 1999, Mr. Koulogeorge has been a member of First Analysis Venture Operations and Research, L.L.C., which is the managing member of First Analysis Management Company IV, L.L.C. First Analysis Management Company IV, L.L.C. is the general partner of The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. Mr. Koulogeorge earned a master’s degree in business administration from Stanford University and a bachelor’s degree in economics from Dartmouth College.

W. Gar Richlin.  Mr. Richlin has served as a director since May 2007. Mr. Richlin currently is a principal of Richlin/Dale LLC, a management advisory firm, which he co-founded in 2005. From 2001 to 2005, Mr. Richlin served as President and Chief Operating Officer of Advertising.com, an Internet advertising company. From 1998 to 2001, Mr. Richlin served as Chief Financial Officer of SITEL Corporation, a provider of outsourced call center services to large corporations. From 1991 to 1997, Mr. Richlin served as Head of Investment Banking of Alex. Brown & Sons Incorporated, where he had served as General Counsel and as a member of the Operating Committee since 1989. Mr. Richlin earned a bachelor’s degree in history from Wesleyan University and a juris doctorate degree from Georgetown University Law Center.

James E. Thompson.  Mr. Thompson has served as a director since January 2000. Since February 2000, Mr. Thompson has been an independent marketing consultant. Previously, Mr. Thompson was employed by Leo Burnett Company, Inc., an advertising agency, where he served as Executive Vice President and member of the Board of Directors, among other positions. Mr. Thompson earned a bachelor’s degree in marketing from Northern Illinois University and a master’s degree in business administration from the University of Illinois.

Each of our executive officers is elected by, and serves at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

We currently have seven directors, all of whom were elected as a director under the board composition provisions of a shareholders agreement and our by-laws. At each annual meeting, our stockholders will re-elect, or elect successors to, our directors. Pursuant to the provisions of our shareholders agreement, we and our stockholders have agreed to take all actions required to nominate and elect the following people to our board of directors:

•	Mark T. Koulogeorge;

•	One individual designated by Sigma Partners, currently Robert E. Davoli;

•	Our Chief Executive Officer, currently William M. Godfrey; and

•	Four individuals designated by and acceptable to the three directors described above, currently Gary E. Gigot, Robert W. McLaughlin, W. Gar Richlin and James E. Thompson.

The board composition provisions of the shareholders agreement will be terminated upon the closing of this offering. Upon the termination of these provisions, we will not be bound by contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. William M. Godfrey currently serves as the Chairman of our board of directors.

Independent Directors

The NASDAQ Global Market, or NASDAQ, independence definition includes a series of objective tests, such as, that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, as required by the NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Our board of directors has determined that Robert E. Davoli, Gary E. Gigot, Mark T. Koulogeorge, W. Gar Richlin and James E. Thompson are “independent” within the meaning of the applicable listing standards of NASDAQ.

Classified Board

Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Messrs. Gigot and Thompson, whose term will expire at our annual meeting of stockholders to be held in 2008;

•	Class II, which will consist of Messrs. Koulogeorge and Davoli, whose term will expire at our annual meeting of stockholders to be held in 2009; and

•	Class III, which will consist of Messrs. Richlin, McLaughlin and Godfrey, whose term will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock. However, our certificate of incorporation that will be in effect upon completion of this offering provides that directors may be removed for cause only by the affirmative vote of the holders of 75% or more of our voting stock.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a separate charter adopted by our board of directors.

Audit Committee

Mark T. Koulogeorge, W. Gar Richlin, and James E. Thompson currently serve on the audit committee. Our board of directors has determined that Mr. Richlin and Mr. Thompson meet the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable listing standards of NASDAQ. The chair of our audit committee is Mr. Richlin, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the SEC regulations and listing standards of NASDAQ. Our board of directors has appointed Mr. Koulogeorge to serve on the audit committee in a transition role as contemplated by Rule 10A-3 under the Exchange Act, which requires that the audit committee be comprised entirely of independent directors within one year from effectiveness of the registration statement of which this prospectus is a part. The audit committee is responsible for, among other things:

•	appointing, retaining, terminating and approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	meeting independently with our independent registered public accounting firm;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns;

•	conducting an appropriate review and approval of all related-party transactions for potential conflict of interest situations on an ongoing basis;

•	making regular reports to our board of directors;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing and assessing the adequacy of the audit committee charter; and

•	evaluating its own performance and reporting the results of such evaluation to our board of directors.

Compensation Committee

Robert E. Davoli and Gary E. Gigot currently serve on the compensation committee. Robert E. Davoli is the chairman of our compensation committee. Our board of directors has determined that all members of the compensation committee are independent as defined under the applicable listing standards of NASDAQ. The compensation committee is responsible for, among other things:

•	discharging the responsibilities of our board of directors relating to compensation of our directors and executives;

•	overseeing our overall compensation programs;

•	administering our equity and bonus plans;

•	reviewing and approving the terms of any employment agreements, severance arrangements and change-in-control agreements; and

•	preparing the compensation committee report required to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Mark T. Koulogeorge and James E. Thompson currently serve on the nominating and corporate governance committee. Mark T. Koulogeorge is the chairman of our nominating and corporate governance committee. Our board of directors has determined that all members of the nominating and corporate governance committee are independent as defined under the applicable listing standards of NASDAQ. The nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become board members;

•	recommending that our board of directors select the director nominees for election at each annual meeting of stockholders;

•	evaluating the performance of our directors on the board and its committees; and

•	periodically reviewing and recommending any changes to our corporate governance guidelines to our board of directors.

Director Compensation

Directors who are also our employees receive no additional compensation for their services as directors.

Our board of directors has adopted a compensation policy for non-employee directors, pursuant to which our non-employee directors will receive the following compensation:

•	Each non-employee director will receive an annual cash retainer of $20,000. In addition, the chairperson of our audit committee will receive an annual cash retainer of $10,000, and the chairpersons of our compensation and nominating and corporate governance committees will each receive an annual cash retainer of $5,000;

•	Upon joining our board of directors, each non-employee director will receive an option to purchase 150,000 shares of our common stock, which will vest monthly in equal installments over three years, upon terms determined by our compensation committee; and

•	Each non-employee director will receive annually an option to purchase 50,000 shares of our common stock, which will vest monthly in equal installments over a one year period, upon terms determined by our compensation committee.

Our non-employee directors will not be entitled to any additional compensation for attendance at in-person or telephonic board of directors or committee meetings, however, we reimburse them for reasonable expenses incurred in connection with attending board of directors and committee meetings.

Two of our directors, Robert E. Davoli and James E. Thompson, hold options to purchase 56,667 and 80,833 shares of common stock, respectively. These options were fully vested as of January 2, 2004. Because we did not pay any compensation to our directors in 2006, we have omitted the Director Compensation Table.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation Discussion and Analysis

Objectives of our Executive Compensation Program

Our executive compensation program is designed to attract and retain those individuals with the skills necessary for us to achieve our long-term business plan, to motivate and reward individuals who perform at or above the levels that we expect and to link a portion of each executive officer’s compensation to the achievement of business objectives. We refer to the executive officers named in the Summary Compensation Table that follows this Compensation Discussion and Analysis as our named executive officers. They are our Chairman and Chief Executive Officer, our Chief Financial Officer, our Chief Technology Officer, our Executive Vice President, Worldwide Sales and Alliances, and our Executive Vice President, Aprimo Global Services. The compensation committee of our board of directors reviews and approves the compensation program for our named executive officers and oversees the executive compensation strategy.

Our executive officers’ compensation currently has three components: base compensation or salary, cash incentive compensation, and stock option awards granted pursuant to our stock option plan, which is described below under “Employee Benefit Plans.” In addition, we provide our executive officers with a variety of benefits that are available to all salaried employees. We determine executive officer base salaries at a level we believe enables us to retain and motivate and, as needed, hire individuals in a competitive environment. We also take into account the base salary compensation that is payable by companies that we believe to be our competitors and by other comparable public and private companies with which we believe we generally compete for executives. For 2007, our compensation peer group included the following companies: Applix, Art Technology Group, Inc., Chordiant Software, Inc., Ebix Inc., Interactive Intelligence, LivePerson, Inc., Omniture, Inc., Rainmaker Systems, Rightnow Technologies, Inc., Synchronoss Technologies, Inc., Taleo Corporation, Ultimate Software, Unica Corporation, VASCO Data Security, Visual Sciences LLC and Vocus, Inc. We believe that the companies that comprise our peer group are appropriate and comparable to us because of their similar industry, size, profitability and growth. We designed our executive cash incentive plan to focus our management on achieving key corporate financial objectives, to motivate desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals. We utilize cash incentives to reward performance achievements with a time horizon of one year or less and stock options to incentivize our named executives to perform over the longer term. We utilize salary as a base amount necessary to match our competitors for executive talent.

We view these components of compensation as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. For each component, we determine the appropriate level of compensation based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, and other considerations we deem relevant, such as rewarding extraordinary performance.

Our Executive Compensation Process

As of December 31, 2006, we had not adopted any formal guidelines for benchmarking total compensation, the allocation between short and long-term compensation or the allocation between cash and equity. However, in 2007, we employed Frederic W. Cook & Co., Inc., a management compensation consulting firm, to begin reviewing our total compensation program and assess the competitiveness of our compensation structure from an independent viewpoint. Using the services of this firm, our compensation committee plans to conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers, based on benchmarks of our peer groups. Our compensation committee also consulted with this firm to develop the terms of our employment agreements with our executive officers. Our compensation committee will annually evaluate past performance, competitor performance and general market conditions to establish future performance targets. In addition, the compensation committee considers input from other independent members of the board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside our industry. Further, our compensation committee receives and takes into account specific recommendations from our Chief Executive Officer in making compensation decisions for executives other than our Chief Executive Officer.

Our Executive Compensation

Base Salary

Our compensation committee annually reviews salary ranges and individual salaries for our executive officers. We establish the base salary for each executive officer based on consideration of median pay levels of comparable positions within our industry. We also consider the individual’s performance and experience, and the pay of other executive team members. In considering the base salaries that we pay as compared to our peer group, we have historically paid salaries between the 25th and 50th percentiles.

Based on the factors described above, in 2007, the compensation committee increased the base salaries of the named executives for 2007 as follows: Mr. Godfrey’s annual base salary increased 14% from $175,000 in 2006 to $200,000 in 2007; Mr. Nelson’s annual base salary increased 3% from $175,000 in 2006 to $180,000 in 2007; Mr. McLaughlin’s annual base salary increased 7% from $175,000 in 2006 to $185,000 in 2007; Mr. Stammen’s annual base salary increased 6% from $187,500 in 2006 to $200,000 in 2007; and Mr. Boehnlein’s annual base salary increased 7% from $175,000 in 2006 to $185,000 in 2007. These increases were based on the compensation committee’s analysis of individual performance and market adjustments resulting from the compensation committee’s analysis of peer company executive compensation. Base salaries are reviewed on an annual basis, and we make adjustments to reflect performance-based factors, as well as competitive conditions.

Non-Equity Incentive Plan Compensation

Our named executive officers are eligible to receive annual cash incentive bonuses based upon their performance as measured by predetermined financial measures and achievement of strategic objectives, and may also be subject to Board discretion. The objective of our executive bonus plan is to motivate and reward our named executive officers for meeting our short-term objectives using a performance-based compensation program with objectively determinable goals.

Mr. Godfrey’s 2006 incentive compensation program included an annual bonus and was based on 2006 quarterly and annual company sales bookings targets. We chose a target based on sales bookings because we believed that it could only be attained with strong performance. The target payment under Mr. Godfrey’s incentive compensation program was set at 88% of his base salary if the sales bookings goals were achieved. Based on sales bookings, Mr. Godfrey was awarded a bonus of $150,000 in 2006, which was paid in the first quarter of 2007. Mr. Godfrey also earned an additional discretionary bonus of $75,000 in 2006, based on a review by the compensation committee of his performance over and above the targets.

Mr. Nelson’s 2006 incentive compensation program was based on a combination of 2006 quarterly and annual company sales bookings goals and personal performance objectives. We set the sales bookings targets and individual performance objectives at levels that we believed could be achieved only with strong performance. The annualized target payment under Mr. Nelson’s incentive compensation program was set at 25% of his base salary if the sales bookings targets were achieved and up to an additional 25% of base salary if individual performance objectives were achieved. Based on sales bookings and individual performance, Mr. Nelson was awarded a bonus of $45,069 in 2006.

Mr. McLaughlin’s 2006 incentive compensation program was based on a combination of 2006 quarterly and annual company sales bookings targets and individual performance objectives. We set the sales bookings targets and individual performance objectives at levels that we believed could be achieved only with strong performance. The target payment under Mr. McLaughlin’s incentive compensation program was set at 29% of his base salary if the sales bookings targets were achieved and up to an additional 29% of base salary if individual performance objectives were achieved. Based on sales bookings and individual performance, Mr. McLaughlin was awarded a bonus of $94,691 in 2006.

Mr. Stammen’s 2006 incentive compensation program was based on a combination of 2006 quarterly and annual sales targets and individual performance objectives. Mr. Stammen was also awarded incentive compensation for consistent achievement of the year-to-date sales target for each quarter. We set the sales targets and individual performance objectives at levels that we believed could be achieved only with strong performance. There was no set minimum or maximum payment of cash incentives provided by Mr. Stammen’s plan. Based on sales bookings and individual performance, Mr. Stammen was awarded a bonus of $292,118 in 2006.

Mr. Boehnlein’s 2006 incentive compensation program was based on a combination of 2006 quarterly and annual company sales targets and individual performance objectives. We set the sales bookings targets and individual performance objectives at levels that we believed could be achieved only with strong performance. There was no set minimum, target or maximum payment of cash incentives provided by Mr. Boehnlein’s plan. Based on sales bookings and individual performance, Mr. Boehnlein was awarded a bonus of $147,128 in 2006.

Equity Incentive Compensation

We grant equity incentive awards to our named executive officers in the form of stock options as part of our total compensation package. We use equity awards in order to align the interests of our executives with the interests of our stockholders by providing the executives strong incentives to increase stockholder value. Our decisions regarding the type and amount of equity incentive compensation have also been based on our understanding of market practices of other companies in our peer group and negotiations with our executives in connection with their initial and ongoing employment with or promotion by us. Authority to make equity grants to executive officers rests with our compensation committee, and our compensation committee considers the recommendations of our chief executive officer.

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price for a period of up to ten years, subject to continued employment with us. Stock options are earned on the basis of continued service and generally vest over a three- or five-year period.

During 2006, we granted stock options to Messrs. Godfrey, Nelson, McLaughlin, Stammen and Boehnlein under our Amended and Restated 1998 Employee Stock Option Plan, or 1998 Option Plan. The options granted to Messrs. Godfrey, McLaughlin, Stammen and Boehnlein during 2006 were granted to provide these officers with a sufficient equity stake in our company, and these options vest through continuous service over three years. The options granted to Mr. Nelson during 2006 were granted to Mr. Nelson as a new hire and vest through continuous service over five years. The vesting feature is intended to ensure that the executive will realize meaningful value from his option only if he remains employed with us for an extended period of time and the market price of our common stock appreciates over time. For further description of these grants, see “— 2006 Grants of Plan-Based Awards”.

We granted to Mr. Stammen in April 2007 an incentive stock option to purchase up to 7,921 shares of common stock and a non-qualified stock option to purchase up to 7,079 shares of common stock, both under the 1998 Option Plan at an exercise price of $1.39 per share, and both awarded as required by Mr. Stammen’s 2006 variable compensation plan. The stock options granted to Mr. Stammen in 2007 vest through continuous service over three years. The stock options we granted to the named executive officers during 2006 and 2007 are exercisable only to the extent of the vested shares.

All equity awards to our employees, including our executive officers, have been granted with an exercise price equal to the fair market value of our common stock on the grant date. In 2005, our compensation committee engaged Clifton Gunderson LLP, an independent valuation firm, from whom we have obtained valuation reports relating to the fair market value of our common stock, and we have sought quarterly valuation updates. Prior to the original engagement of Clifton Gunderson LLP, our board of directors determined the fair market value of our common stock based on internal reports and other relevant factors. Following this offering, the compensation committee of our board of directors will set the exercise price at the closing price of our common stock on NASDAQ on the date of grant. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. It is possible that we will establish programs or policies of this sort in the future, but we do not expect to do so prior to this offering. Authority to make equity grants to executive officers rests with our compensation committee, and our compensation committee considers the recommendations of our chief executive officer.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, life insurance, disability insurance, our 401(k) plan and our employee stock purchase plan, in each case on the same basis as other employees. We do not provide any additional perquisites to our executive officers.

Accounting and Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We will periodically review the potential consequences of Section 162(m), and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, the compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

We adopted SFAS No. 123(R) on January 1, 2006. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. The compensation committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS No. 123(R).

Summary Compensation Table

The following table sets forth the compensation earned during fiscal 2006 by our chief executive officer, our chief financial officer, our former chief financial officer and our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2006. We refer to these officers collectively as our named executive officers. We do not have a pension plan, and there were no deferred compensation earnings during the year ended December 31, 2006.

Summary Compensation Table — 2006

				Non-Equity
				Incentive Plan	All Other
	Salary	Bonus	Option	Compensation	Compensation	Total
Name and Principal Position	($)(1)	($)(2)	Awards(3)	($)(4)	($)(5)	($)

William M. Godfrey	$170,833	$75,000	$73,075	$150,000	$4,413	$473,321
Chairman, President and Chief Executive Officer
Michael W. Nelson(6)	107,468	—	26,953	45,069	16,633	196,123
Chief Financial Officer
Robert W. McLaughlin	175,000	—	42,132	94,691	4,829	316,652
Chief Technology Officer
John J. Stammen	187,500	—	28,405	292,118	4,767	512,790
Executive Vice President, Worldwide Sales and Alliances
Robert C. Boehnlein	172,500	—	19,957	147,128	4,605	344,190
Executive Vice President, Aprimo Global Services
John J. Ludwig(7)	26,667	—	—	—	—	26,667
Chief Financial Officer

(1)	Annual base salary is set by our compensation committee and chief executive officer.

(2)	This bonus was paid to Mr. Godfrey at the discretion of the compensation committee in January 2007 as described above in “Compensation Discussion and Analysis”.

(3)	The amounts in this column represent the amount recognized as compensation expense for financial statement reporting purposes in 2006 in accordance with SFAS No. 123(R) in connection with all of the options held or previously exercised by the named executive officers, excluding the impact of estimated forfeitures related to service-based vesting conditions. See Note 1 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair value of these options.

(4)	The amounts in this column represent total performance-based cash incentives paid for services rendered during 2006. These cash incentives were based entirely on our financial performance and the executive officer’s performance against his specified individual objectives. See “Compensation Discussion and Analysis” above for a summary of our cash incentive programs. Mr. Godfrey’s 2006 cash incentive was paid in the first quarter of 2007. A portion of Mr. Nelson’s 2006 cash incentive, $13,385, was paid in 2006 and the remainder of $31,684 was paid in the first quarter of 2007. Mr. McLaughlin’s cash incentive award was paid in the first quarter of 2007. A portion of the cash incentives earned by Mr. Stammen and Mr. Boehnlein are payable upon cash receipt of qualified sales bookings.

(5)	The amounts in this column represent taxable fringe benefits paid to each executive officer. These amounts exclude medical, disability and certain other benefits received by the executive officers that are generally available to all of our employees. Other compensation for Mr. Godfrey includes $997 in tax gross-ups. Other compensation for Mr. Nelson includes $11,547 in moving expenses, along with $5,086 in tax gross-ups, associated with his relocation. Other compensation for Messrs. McLaughlin, Stammen and Boehnlein includes $1,488, $1,421 and $1,404 in tax gross-ups, respectively.

(6)	Mr. Nelson commenced employment with the Company in May 2006.

(7)	Mr. Ludwig terminated his employment with us effective as of February 28, 2006.

Salary and Bonus Amounts

“Salary,” “bonus” and “non-equity incentive plan compensation” accounted for the following percentages of “total” compensation of our named executive officers:

			Non-Equity Incentive
Name	Salary	Bonus	Plan Compensation

William M. Godfrey	36%	16%	32%
Michael W. Nelson	59%	—%	25%
Robert W. McLaughlin	55%	—%	30%
John J. Stammen	36%	—%	55%
Robert C. Boehnlein	50%	—%	42%
John J. Ludwig	100%	—%	—%

Employment Agreements

We have entered into employment agreements with each of William M. Godfrey, Michael W. Nelson, Robert W. McLaughlin, John J. Stammen and Robert C. Boehnlein, effective as of August 1, 2007 for a term through December 31, 2008 which automatically renew each year unless we or the executive gives notice on or before September 30 of any year not to renew the agreement. The employment agreements provide for payment of an annual salary equal to $200,000, $180,000, $185,000, $200,000 and $185,000 to Messrs. Godfrey, Nelson, McLaughlin, Stammen and Boehnlein, respectively, subject in each case to increases in amounts approved by the compensation committee of our board of directors. The employment agreements entitle each executive to participate in a cash incentive compensation plan established by the compensation committee, under which Messrs. Godfrey, Nelson, McLaughlin, Stammen and Boehnlein will be eligible to receive annual bonus payments of up to $200,000, $90,000, $100,000, $300,000 and $185,000, respectively. The employment agreements provide standard company insurance and retirement benefits. The employment agreements also provide for severance payments for a period equal to six months, or 12 months in the case of Mr. Godfrey, if we terminate the executive without cause or if the executive terminates employment upon our breach of any material obligations under the applicable employment agreement or following a material reduction in position or responsibilities assigned to the executive following any of (i) the merger of us into another company where we are not the surviving entity and our stockholders prior to the merger do not own at least 51% of the surviving company, (ii) an acquisition of our capital stock by another company from our stockholders under which we become at least an 80% owned subsidiary of another company not affiliated with us through common ownership, or (iii) an acquisition of our assets by another company under which our stockholders prior to such acquisition do not own at least 51% of the company purchasing the assets following the consummation of the acquisition.

The employment agreements include employee confidentiality, assignment of inventions and non-competition agreements with us, pursuant to which Messrs. Godfrey, Nelson, McLaughlin, Stammen and Boehnlein each agrees not to (i) compete with us for a period ending 12 months from the termination of his employment, (ii) disclose or use confidential information, (iii) solicit or divert our clients for a period ending 12 months from the termination of his employment or (iv) solicit or hire any of our employees for a period ending 12 months from the termination of his employment.

Grants of Plan-Based Awards

The following table provides information regarding plan-based awards granted during 2006 to our named executive officers.

2006 Grants of Plan-Based Awards

		Estimated Possible Payouts Under			Number of
		Non-Equity Incentive Plan Awards(1)			Shares	Exercise Price	Grant Date Fair
	Grant	Threshold	Target	Maximum	Underlying	of Option	Value of Option
Name	Date	($)	($)	($)	Options	Awards(2)	Awards(3)

William M. Godfrey	1/5/06	$—	$150,000	$—	1,000,000	$0.55	$220,000
Michael W. Nelson	7/1/06	12,305	54,668		900,000	$0.59	$261,000
Robert W. McLaughlin	1/5/06	11,250	100,000	—	500,000	$0.55	$110,000
John J. Stammen(4)	1/5/06	—	—	—	340,000	$0.55	$74,800
	7/1/06	—	—	—	15,000	$0.59	$3,600
Robert C. Boehnlein(5)	1/5/06	—	—	—	275,000	$0.55	$60,500
John J. Ludwig	—	—	—	—	—	—	—

(1)	The amounts in this column represent specific minimum and target payouts identified in each executive officer’s plan. See “Compensation Discussion and Analysis” above for a summary of our cash incentive programs.

(2)	The amounts in this column represent the fair market value of our common stock, as determined by our board of directors, on the option’s grant date.

(3)	The amounts in this column represent the grant date fair value, computed in accordance with SFAS No. 123(R), of each option granted to the named executive officers in 2006. Our compensation cost for these option grants is recognized over the period in which the executive officer must provide services in order to earn the award, typically three to five years. See Note 1 of the notes to our consolidated financial statements for a discussion of the assumptions made in determining the grant date fair value of the options granted in 2006.

(4)	Mr. Stammen’s 2006 incentive compensation program does not include a threshold, target or maximum amount.

(5)	Mr. Boehnlein’s 2006 incentive compensation program does not include a threshold, target or maximum amount.

Material Terms of Plan-Based Awards

The material terms of awards contained in the table above are described in the “Compensation Discussion and Analysis” above.

Employee Benefit Plans

401(k) Plan

We maintain a retirement plan, the 401(k) Plan, which was adopted on April 16, 1999 and which is intended to be a tax-qualified retirement plan and related trust under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us if and when made. The 401(k) Plan covers substantially all of our employees who are age 21 or older on the first day of service. Currently, employees may elect to contribute up to 50% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) Plan. Through December 31, 2006, we made no matching contributions to the plan. In 2007, we began matching 25% of the first 6% of each employee’s contributions up to a maximum of 1.5% of the employee’s base salary, bonuses and commissions. An employee’s interests in his or her deferrals and any employer matching contributions are 33% vested after one year of service, 66% vested after two years of service and 100% vested after three years of service.

Other Plans

We currently have employees in the United Kingdom, Germany, the Netherlands, Sweden, France and Australia, and we are in the process of hiring employees and implementing benefit programs in these countries. In addition to providing statutorily mandated benefit programs in each country, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.

Equity Compensation Plans

Amended and Restated 1998 Employee Stock Option Plan

Our Amended and Restated 1998 Employee Stock Option Plan, or 1998 Option Plan, was adopted by our board of directors and approved by our stockholders on November 1, 1998, and amended on January 21, 2000. The 1998 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards. We have reserved 14,492,993 shares of our common stock for the issuance of awards under the 1998 Option Plan. As of June 30, 2007, options to purchase 10,185,113 shares of common stock were outstanding, and 2,456,335 shares were available for issuance under the 1998 Option Plan.

Our compensation committee administers the 1998 Option Plan. The plan administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 1998 Option Plan.

The 1998 Option Plan permits us to make grants to any employee, director, consultant or adviser of our company who is selected by the plan administrator to participate in the plan. Stock options granted under the 1998 Option Plan have a maximum term of ten years from the date of grant, and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant. There are certain limits on the number of awards that may be granted under the 1998 Option Plan.

In the event of a liquidation, dissolution or reorganization of our company, all stock options granted under the 1998 Option Plan will fully and immediately vest in the optionee and expire on a date to be fixed by our compensation committee not less than 30 days after written notice of the date we fixed is given to each optionee. For this purpose, “reorganization” includes a merger or stock sale in which we are not the surviving corporation or become the wholly owned subsidiary of another corporation.

Our board of directors has determined that, following the completion of this offering, we will not grant any further awards under the 1998 Option Plan.

2007 Stock Option and Incentive Plan

Our 2007 Stock Option and Incentive Plan, or 2007 Option Plan, was adopted by our board of directors and approved by our stockholders on September 6, 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, dividend equivalent rights and performance shares. We have initially reserved 3,607,683 shares of our common stock for the issuance of awards under the 2007 Option Plan. The 2007 Option Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase on January 1 of each year, beginning in 2008, by a number of shares equal to either (i) 4% of the total number of shares of our common stock outstanding as of the immediately preceding December 31, determined on a fully-diluted basis, minus the total number of shares remaining available for issuance under the 2007 Option Plan as of the immediately preceding December 31 or (ii) a lesser number as determined by our board of directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. As of the date of this prospectus, no awards had been granted under the 2007 Option Plan.

The 2007 Option Plan is administered by our compensation committee. The compensation committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the compensation committee. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any calendar year.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of the common stock on the date of the option grant, and the term of each option may not exceed ten years from the date of grant. The compensation committee will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. No incentive stock option awards may be granted under the 2007 Option Plan after the tenth anniversary of its effective date. The compensation committee intends to grant non-qualified options, in amounts to be determined, to non-employee directors annually under the 2007 Option Plan.

Stock appreciation rights may also be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2007 Option Plan may not be less than the fair market value of our common stock on the date of grant.

Restricted stock may also be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the number of shares of restricted stock granted to any recipient. The compensation committee may impose whatever vesting conditions it determines to be appropriate. For example, the compensation committee may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Deferred and unrestricted stock awards may also be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the compensation committee shall determine. Certain grantees, including directors, will be permitted to defer their compensation and receive deferred stock awards in lieu of current cash compensation. We intend that all deferred compensation will meet the requirements of Section 409A of the Internal Revenue Code.

Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the compensation committee shall determine.

Performance shares may be granted under our 2007 Option Plan. Performance shares are awards entitling the grantee to receive shares of stock upon the attainment of pre-established performance goals.

Unless the compensation committee provides otherwise, our 2007 Option Plan does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or continued by any successor entity, all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable, all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee’s discretion. In addition, upon the effective time of any such sale event, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.

The 2007 Option Plan also contains performance criteria that may be used as vesting conditions for certain awards made under that plan. To the extent that we become subject to Section 162(m) of the Code, the compensation committee may apply the performance criteria in connection with awards of restricted stock, deferred stock or performance shares to certain of our executive officers.

Our board of directors may amend or discontinue the 2007 Option Plan at any time, and the compensation committee may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the compensation committee may not “reprice” or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the NASDAQ Global Market rules, or (v) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified. Our 2007 Option Plan will expire on the tenth anniversary of its effective date.

2007 Employee Stock Purchase Plan

Our 2007 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders on September 6, 2007 and will become effective upon closing of this offering. Our 2007 Employee Stock Purchase Plan authorizes the issuance of up to a total of 2,000,000 shares of our common stock to participating employees.

All of our employees whose customary employment is for more than 20 hours a week are eligible to participate in our 2007 Employee Stock Purchase Plan. Any employee who owns 5% or more of the voting power or value of our stock is not eligible to purchase shares under our 2007 Employee Stock Purchase Plan.

We will make one or more offerings each year to our employees to purchase stock under our 2007 Employee Stock Purchase Plan. The first offering will begin on January 1, 2008 and will end on March 31, 2008. Subsequent offerings will usually begin on each January 1, April 1, July 1 and October 1 and will continue for three-month periods, referred to as offering periods. Each employee eligible to participate on the date of the closing of this offering shall automatically be deemed to be a participant in the initial offering period.

Each employee who is a participant in our 2007 Employee Stock Purchase Plan may purchase shares by authorizing payroll deductions of up to 10% of his or her cash compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 95% of the fair market value of the common stock on the last day of the offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under our 2007 Employee Stock Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our 2007 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment for any reason.

Our 2007 Employee Stock Purchase Plan may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock that is authorized under our 2007 Employee Stock Purchase Plan and certain other amendments require the approval of our stockholders.

Outstanding Equity Awards at December 31, 2006

The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2006.

	Number of Securities
	Underlying Unexercised			Option	Option
	Options			Exercise	Expiration
Name	Exercisable	Unexercisable(1)		Price	Date

William M. Godfrey	—	1,000,000	(2)	$0.55	1/5/2016
Michael W. Nelson	—	900,000	(3)	$0.59	7/1/2016
Robert W. McLaughlin	150,000	—		$0.33	11/1/2008
	125,000	—		$0.50	7/1/2012
	125,000	—		$0.10	12/31/2012
	229,167	20,833	(4)	$0.10	3/31/2014
	62,500	62,500	(5)	$0.15	6/10/2015
	—	500,000	(6)	$0.55	1/5/2016
John J. Stammen	392,000	28,000	(7)	$0.50	4/8/2012
	105,000	—		$0.10	12/31/2012
	75,000	—		$0.10	12/31/2013
	62,500	12,500	(8)	$0.10	6/30/2014
	50,000	25,000	(9)	$0.15	12/31/2014
	30,000	30,000	(10)	$0.15	6/30/2015
	—	340,000	(11)	$0.55	1/5/2016
	—	15,000	(12)	$0.59	7/1/2016
Robert C. Boehnlein	310,000	—		$0.10	9/2/2013
	190,000	—		$0.10	12/31/2013
	66,667	33,333	(13)	$0.15	12/31/2014
	12,500	12,500	(14)	$0.15	6/30/2015
	—	275,000	(15)	$0.55	1/5/2016
John J. Ludwig	—	—		—	—

(1)	These options accelerate and become fully vested upon a change in control.

(2)	527,778 of these shares had vested as of August 5, 2007. The remaining shares vest in equal monthly installments through January 5, 2009. Vesting is contingent upon continued employment.

(3)	195,000 of these shares had vested as of August 1, 2007. The remaining shares vest in equal monthly installments through July 1, 2011. Vesting is contingent upon continued employment.

(4)	These shares had vested as of March 31, 2007.

(5)	27,778 of these shares had vested as of August 10, 2007. The remaining shares vest in equal monthly installments through June 10, 2008. Vesting is contingent upon continued employment.

(6)	263,889 of these shares had vested as of August 5, 2007. The remaining shares vest in equal monthly installments through January 5, 2009. Vesting is contingent upon continued employment.

(7)	These shares had vested as of April 8, 2007.

(8)	These shares had vested as of June 30, 2007.

(9)	14,583 of these shares had vested as of July 31, 2007. The remaining shares vest in equal monthly installments through December 31, 2007. Vesting is contingent upon continued employment.

(10)	41,667 of these shares had vested as of July 31, 2007. The remaining shares vest in equal monthly installments through June 30, 2008. Vesting is contingent upon continued employment.

(11)	179,444 of these shares had vested as of August 5, 2007. The remaining shares vest in equal monthly installments through January 5, 2009. Vesting is contingent upon continued employment.

(12)	5,417 of these shares had vested as of August 1, 2007. The remaining shares vest in equal monthly installments through July 1, 2009. Vesting is contingent upon continued employment.

(13)	19,444 of these shares had vested as of July 31, 2007. The remaining shares vest in equal monthly installments through December 31, 2007. Vesting is contingent upon continued employment.

(14)	4,861 of these shares had vested as of July 31, 2007. The remaining shares vest in equal monthly installments through June 30, 2008. Vesting is contingent upon continued employment.

(15)	145,139 of these shares had vested as of August 5, 2007. The remaining shares vest in equal monthly installments through January 5, 2009. Vesting is contingent upon continued employment.

None of our named executive officers exercised any stock options in 2006, and none of our named executives officers hold any outstanding stock awards. Accordingly, we have omitted the “Option Exercises and Stock Vested Table.”

We do not provide any pension benefits or nonqualified deferred compensation plans for our named executive officers. Accordingly, we have omitted the “Pension Benefits Table” and the “Nonqualified Deferred Compensation Table.”

Potential Payments Upon Termination or Change in Control

The following paragraphs describe the potential payments and benefits upon termination of our named executive officers’ employment, as if each officer’s employment terminated as of December 31, 2006. For purposes of valuing the payments below, we used each officer’s base salary rate in effect on December 31, 2006.

Under our employment agreement with Mr. Godfrey, if, as of December 31, 2006, the employment agreement were to be terminated by us without cause, or by Mr. Godfrey due to a our breach of any material obligation under the employment agreement or the material reduction in position or responsibilities following our change in control, Mr. Godfrey would be entitled to receive his annual base salary of $175,000 payable over the 12 months following the date of termination. Mr. Godfrey would also be entitled to receive benefits, such as health and disability premiums paid by us, totaling $12,969 and payable over the 12 months following the date of termination. If the employment agreement is terminated by us with cause, voluntarily by Mr. Godfrey without cause, or following the death or disability of Mr. Godfrey, all of our obligations to provide compensation or benefits shall terminate.

Under our employment agreement with Mr. Nelson, if, as of December 31, 2006, the employment agreement were to be terminated by us without cause, or by Mr. Nelson due to our breach of any material obligation under the employment agreement or the material reduction in position or responsibilities following our change in control, Mr. Nelson would be entitled to receive six months of his base salary, or $87,500, payable over the six months following the date of termination. Mr. Nelson would also be entitled to receive benefits, such as health and disability premiums paid by us, totaling $6,485 and payable over the six months following the date of termination. If the employment agreement is terminated by us with cause, voluntarily by Mr. Nelson without cause, or following the death or disability of Mr. Nelson, all of our obligations to provide compensation or benefits shall terminate.

Under our employment agreement with Mr. McLaughlin, if, as of December 31, 2006, the employment agreement were to be terminated by us without cause, or by Mr. McLaughlin due to our breach of any material obligation under the employment agreement or the material reduction in position or responsibilities following our change in control, Mr. McLaughlin would be entitled to receive six months of his base salary, or $87,500, payable over the six months following the date of termination. Mr. McLaughlin would also be entitled to receive benefits, such as health and disability premiums paid by us, totaling $6,485 and payable over the six months following the date of termination. If the employment agreement is terminated by us with cause, voluntarily by Mr. McLaughlin without cause, or following the death or disability of Mr. McLaughlin, all of our obligations to provide compensation or benefits shall terminate.

Under our employment agreement with Mr. Stammen, if, as of December 31, 2006, the employment agreement were to be terminated by us without cause, or by Mr. Stammen due to our breach of any material obligation under the employment agreement or the material reduction in position or responsibilities following our change in control, Mr. Stammen would be entitled to receive six months of his base salary, or $93,750, payable over the six months following the date of termination. Mr. Stammen would also be entitled to receive benefits, such as health and disability premiums paid by us, totaling $6,590 and payable over the six months following the date of termination. If the employment agreement is terminated by us with cause, voluntarily by Mr. Stammen without cause, or following the death or disability of Mr. Stammen, all of our obligations to provide compensation or benefits shall terminate.

Under our employment agreement with Mr. Boehnlein, if, as of December 31, 2006, the employment agreement were to be terminated by us without cause, or by Mr. Boehnlein due to our breach of any material obligation under the employment agreement or the material reduction in position or responsibilities following our change in control, Mr. Boehnlein would be entitled to receive six months of his base salary, or $87,500, payable over the six months following the date of termination. Mr. Boehnlein would also be entitled to receive benefits, such as health and disability premiums paid by us, totaling $6,485 and payable over the six months following the date of termination. If the employment agreement is terminated by us with cause, voluntarily by Mr. Boehnlein without cause, or following the death or disability of Mr. Boehnlein, all of our obligations to provide compensation or benefits shall terminate.

In addition, Messrs. Godfrey, Nelson, McLaughlin, Stammen and Boehnlein hold options that would vest if such executive ceases to be employed by us as a result of a change in control. Assuming the employment of our named executive officers were to be terminated as a result of a change in control, each as of December 31, 2006, the following individuals would be entitled to accelerated vesting of their outstanding options as described in the table below:

Value of Accelerated Equity Awards:
Name	Termination Following Change in Control(1)

William M. Godfrey	Immediate vesting of 1,000,000 options with a value of $
Michael W. Nelson	Immediate vesting of 900,000 options with a value of $
Robert W. McLaughlin	Immediate vesting of 583,333 options with a value of $
John J. Stammen	Immediate vesting of 450,500 options with a value of $
Robert C. Boehnlein	Immediate vesting of 320,833 options with a value of $

(1)	Assumes a price per share of our common stock of $ per share, which represents the midpoint of the range set forth on the cover page of this prospectus.

Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

In addition, our by-laws provide that:

•	we will indemnify our directors, executive officers and, in the discretion of our board of directors, employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to executive officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify these directors and executive officers to the fullest extent permitted by law and our certificate of incorporation and by-laws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain a general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers of our company, or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Our indemnification and insurance arrangements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Management and Others

Issuances of Preferred Stock

Since January 2004, we have engaged in transactions regarding sales of our preferred stock to certain of our stockholders that beneficially own at least 5% of our voting securities and are affiliated with certain of our directors. From December 2005 to March 2006, we sold an aggregate of 13,982,282 shares of Series A2 preferred stock at a purchase price of $1.037 per share. In connection with the issuance and sale of shares of Series A2 preferred stock, we converted the dividends that had accrued in respect of the Series A and Series A1 preferred stock into common stock at a rate of 0.96432 shares of common stock for each dollar of accrued dividends, which resulted in the conversion of an aggregate of $19,068,614 in accrued dividends into 18,388,228 shares of common stock.

The following table summarizes (i) the shares of Series A2 preferred stock purchased in these transactions by our 5% stockholders and entities affiliated with our directors and (ii) the shares of our common stock converted in these transactions from the dividends that had accrued in respect of the Series A and Series A1 preferred stock held by our 5% stockholders and entities affiliated with our directors. Each share of Series A2 preferred stock listed below will convert upon the closing of this offering into one share of our common stock. In connection with the sale of our preferred stock in these transactions, we entered into agreements with the purchasers of our preferred stock that provided for, among other things, registration rights, participation rights, rights of first refusal, co-sale rights, agreements regarding the number and election of our directors and various reporting obligations. Upon the completion of this offering, our ongoing obligations under these agreements, except for our obligations regarding registration rights, which are described in the section entitled “Description of Capital Stock — Registration Rights,” will terminate.

		Common Stock
	Series A2	Corresponding
	Convertible	to Converted
	Preferred	Accrued
Investor	Stock	Dividend

Sigma Partners V, L.P.(1)	6,150,651	5,842,112
Sigma Associates V, L.P.(1)	735,007	1,860,064
Sigma Investors V, L.P.(1)	346,743	343,147
The Productivity Fund IV, L.P.(2)	1,114,322	4,155,641
The Productivity Fund IV Advisors Fund, L.P.(2)	42,862	159,845
Infrastructure and Environmental Private Equity Fund III, L.P.(2)	231,437	797,835
Environmental & Information Technology Private Equity Fund III(2)	57,859	199,459
Mark Koulogeorge(2)	96,432	2,621,216
JEGI Internet Economy Partners, L.P.	679,509	570,896
JEGI Internet Economy Affiliates LLP	19,481	16,366
Blue Chip IV Limited Partnership	2,892,960	—
Frazier Technology Ventures I, L.P.(3)	1,006,869	1,098,807
Friends of Frazier Technology Ventures I, L.P.(3)	22,094	23,103
William M. Godfrey	—	47,840

(1)	Robert E. Davoli, one of our directors, is a managing director of Sigma Management V, L.L.C., which is the general partner of Sigma Partners V, L.P., Sigma Associates V, L.P. and Sigma Investors V, L.P.

(footnotes continued on following page)

(2)	Mark Koulogeorge, one of our directors, is a member of First Analysis Venture Operations and Research, L.L.C., which is the managing member of First Analysis Management Company IV, L.L.C. First Analysis Management Company IV, L.L.C. is the general partner of The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. Mr. Koulogeorge is also a member of First Analysis IEPEF Management Company III, LLC., which is a member of Infrastructure and Environmental Private Equity Management, L.L.C. Infrastructure and Environmental Private Equity Management, L.L.C. is the general partner of Infrastructure and Environmental Private Equity Fund III, L.P. and Environmental & Information Technology Private Equity Fund III, a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany.

(3)	Gary Gigot, one of our directors, is an executive member of Frazier Technology Management, LLC, which is the general partner of each of Frazier Technology Ventures I, L.P. and Friends of Frazier Technology Ventures I, L.P.

In connection with the above transactions, we entered into agreements with all of the investors participating therein providing for registration rights with respect to the shares sold in these transactions. The most recent such agreement restates the registration rights of the above investors and the other parties thereto. For more information regarding this agreement, see “Description of Capital Stock — Registration Rights” and “— Registration Rights Agreement” below.

Stock Option Awards

For information regarding stock options and stock awards granted to our named executive officers and directors, see “Management — Director Compensation” and “Management — Executive Compensation.”

Shareholders Agreement

In connection with the investment in us through the purchase of Series A2 preferred stock, we entered into a shareholders agreement, dated December 21, 2005, among certain holders of common stock and our preferred stockholders. The purpose of this agreement is to govern the relationship of the parties to the agreement. The amended and restated shareholders agreement provides, among other things, the terms on which our securities held by these stockholders are to be transferred and voted. The shareholders agreement contains customary transfer restrictions, rights of first refusal and co-sale, drag-along rights and obligations and voting obligations, which will terminate upon the closing of this offering.

Registration Rights Agreement

In connection with the investment in us through the purchase of Series A2 preferred stock, we entered into a registration rights agreement, dated December 21, 2005, with our preferred stockholders. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The registration rights of the holders will terminate upon the earlier of (i) the fifth anniversary of the closing of this offering or (ii) such time as the holders’ securities may be sold pursuant to Rule 144 or Rule 144(k) promulgated under the Securities Act of 1933. See “Description of Capital Stock — Registration Rights.”

Investor Rights Agreement

In connection with the investment in us through the purchase of Series A2 preferred stock, we and certain holders of our preferred stock entered into an investor rights agreement, dated December 21, 2005. Under this agreement, we are required to regularly provide financial statements and information to the investors and allow a representative of the investors to inspect our property and records and access to our directors, officers and employees. Under this agreement, we granted to the holders of preferred stock customary preemptive rights, and we are also subject to certain restrictions on loans, acquisitions, capital expenditures and increases in the size of our board of directors. The covenants, restrictions and preemptive rights set forth in the agreement will terminate upon the closing of this offering.

Management Rights Agreements

In connection with the investments in us through the purchase of shares of Series A2 preferred stock by various investors, we entered into separate management rights agreements with certain investors, including JEGI Capital, dated December 21, 2005, and Blue Chip Venture Company, dated December 21, 2005. Under the terms of these agreements, the investors party to such agreements are entitled to consult with and advise us on significant business issues, to inspect our facilities and examine our books and records, subject to customary confidentiality restrictions on the use of such information and if at any time such investor or investors were not represented on our board of directors, to send a representative of such investor to attend all meetings of our board of directors in a nonvoting observer capacity. We did not pay any fees to, or receive any fees from any of the investors party to these management rights agreements in connection with these arrangements. These agreements terminate upon the closing of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership information of our common stock at June 30, 2007 and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 78,368,803 shares of common stock outstanding on June 30, 2007, assuming the conversion of all of the outstanding convertible preferred stock, and           shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

					Number of
					Shares
					Being Offered	Shares Beneficially Owned
	Shares Beneficially		Shares Beneficially		Pursuant	Assuming Full Exercise
	Owned Prior		Owned After		to an Option	of an Option
	to the Offering		the Offering		Granted to	Granted to the Underwriters
Name of Beneficial Owner	Number	Percent	Number	Percent	the Underwriters	Number	Percent

5% Stockholders(1)
Sigma Partners(2)	27,582,486	35.2%
The Productivity/Infrastructure
Funds(3)	13,600,020	17.3%
Frazier Funds(4)	4,230,077	5.4%

Directors and Named
Executive Officers(1)
William M. Godfrey(5)	6,824,429	8.6%
Michael W. Nelson(6)	195,000	*
Robert W. McLaughlin(7)	1,962,742	2.5%
John J. Stammen(8)	966,111	1.2%
Robert C. Boehnlein(9)	748,611	*
Robert E. Davoli(10)	27,639,155	35.2%
Gary E. Gigot(11)	4,678,480	6.0%
Mark T. Koulogeorge(12)	19,317,288	24.5%
James E. Thompson(13)	555,662	*
W. Gar Richlin	—	*
All executive officers and directors as a group (11 Persons)(14)	63,020,806	76.4%

Other Selling Stockholders:

(footnotes appear on following page)

(1)	Except as otherwise indicated, addresses are: c/o Aprimo, Incorporated, 900 East 96th Street, Suite 400, Indianapolis, Indiana 46240.

(2)	Consists of 21,345,342 shares held by Sigma Partners V, L.P., 4,998,088 shares held by Sigma Associates V, L.P. and 1,239,056 shares held by Sigma Investors V, L.P. Robert E. Davoli is the managing director of Sigma Management V, L.L.C., which is the general partner of Sigma Partners V, L.P., Sigma Associates V, L.P. and Sigma Investors V, L.P., and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Davoli disclaims beneficial ownership of the shares held by each of the funds managed by Sigma Partners except to the extent of his pecuniary interest therein, if any. The address for the Sigma Partners entities is 1600 Camino Real, Suite 280, Menlo Park, California 94025.

(3)	Consists of 10,421,034 shares and 198,309 shares subject to warrants that are immediately exercisable or exercisable within 60 days of June 30, 2007 held by The Productivity Fund IV, L.P., 400,841 shares and 7,627 shares subject to warrants that are immediately exercisable or exercisable within 60 days of June 30, 2007 held by The Productivity Fund IV Advisors Fund, L.P., 2,019,747 shares and 38,018 shares subject to warrants that are immediately exercisable or exercisable within 60 days of June 30, 2007 held by Infrastructure and Environmental Private Equity Fund III, L.P. and 504,936 shares and 9,505 shares subject to warrants that are immediately exercisable or exercisable within 60 days of June 30, 2007 held by Environmental & Information Technology Private Equity Fund III, a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany. Mr. Koulogeorge is a member of First Analysis Venture Operations and Research, L.L.C., which is the managing member of First Analysis Management Company IV, L.L.C. First Analysis Management Company IV, L.L.C. is the general partner of The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. Mr. Koulogeorge is also a member of First Analysis IEPEF Management Company III, LLC, which is a member of Infrastructure and Environmental Private Equity Management, L.L.C. Infrastructure and Environmental Private Equity Management, L.L.C. is the general partner of Infrastructure and Environmental Private Equity Fund III, L.P. and Environmental & Information Technology Private Equity Fund III, a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany. Mr. Koulogeorge may be deemed to share voting and investment power with respect to all shares held by these entities. Mr. Koulogeorge disclaims beneficial ownership of the shares held by each of these funds except to the extent of his pecuniary interest therein, if any. The address for these entities is c/o First Analysis Corp., One South Wacker Drive, Suite 3900, Chicago, Illinois 60606.

(4)	Consists of 4,142,063 shares held by Frazier Technology Ventures I, L.P. and 88,014 shares held by Friends of Frazier Technology Ventures I, L.P. Gary Gigot is an executive member of Frazier Technology Management, LLC, which is the general partner of each of Frazier Technology Ventures I, L.P. and Friends of Frazier Technology Ventures I, L.P. and may be considered to have beneficial ownership of the Frazier Funds’ interest in us. Mr. Gigot disclaims beneficial ownership of the shares held by each of the funds managed by Frazier Funds except to the extent of his pecuniary interest therein, if any. The address for the Frazier Funds entities is Two Union Square, 601 Union Street, Suite 3200, Seattle, WA 98101.

(5)	Amount shown includes 5,296,641 shares held directly by Mr. Godfrey, 1,000,000 shares held by Mr. Godfrey’s spouse, Caroline Godfrey, and 527,788 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2007.

(6)	Represents 195,000 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2007.

(7)	Amount shown includes 958,575 shares held directly by Mr. McLaughlin and 1,004,167 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2007.

(8)	Represents 966,111 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2007.

(9)	Represents 748,611 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2007.

(10)	Amount shown includes 56,667 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2007. Mr. Davoli is the managing director of Sigma Management V, L.L.C., which is the general partner of Sigma Partners V, L.P., Sigma Associates V, L.P. and Sigma Investors V, L.P. and may be considered to have beneficial ownership of the Sigma Partner’s interest in us. Mr. Davoli disclaims beneficial ownership of such shares. See Note 2 above.

(11)	Amount shown includes 448,400 shares held directly by Mr. Gigot. Gary Gigot is an executive member of Frazier Technology Management, LLC, which is the general partner of each of Frazier Technology Ventures I, L.P. and Friends of Frazier Technology Ventures I, L.P. and may be considered to have beneficial ownership of the Frazier Funds’ interest in us. Mr. Gigot disclaims beneficial ownership of such shares. See Note 4 above.

(12)	Amount shown includes 5,578,475 shares held directly by Mr. Koulogeorge and 138,795 shares subject to warrants that are immediately exercisable or exercisable within 60 days of June 30, 2007. Mr. Koulogeorge is a member of The Productivity Fund IV, L.P., The Productivity Fund IV Advisors Fund, L.P., Infrastructure and Environmental Private Equity Fund III, L.P. and Environmental & Information Technology Private Equity Fund III, a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany and may be considered to have beneficial ownership of The Productivity/Infrastructure Funds’ interest in us. Mr. Koulogeorge disclaims beneficial ownership of such shares. See Note 3 above.

(13)	Amount shown includes 474,829 shares held directly by Mr. Thompson and 80,833 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2007.

(14)	Includes 4,104,765 shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2007.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.001 per share, and           shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Common Stock

As of June 30, 2007, there were 78,368,803 shares of our common stock outstanding and held of record by approximately 265 stockholders, assuming conversion of all outstanding shares of preferred stock.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in “Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of           shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying or preventing a change in control of our company and might harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to the company’s best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2007, warrants to purchase a total of 808,843 shares of our common stock were outstanding with a weighted average exercise price of $1.28 per share. These warrants expire beginning on January 31, 2008 and continuing through July 14, 2008. As of June 30, 2007, warrants to purchase a total of 829,315 shares of Series A2 preferred stock were outstanding with an exercise price of $1.037 per share. These warrants expire on June 13, 2012, and, effective upon the completion of this offering, these warrants will become exercisable for 829,315 shares of common stock at an exercise price of $1.037 per share.

Registration Rights

We entered into an amended and restated registration rights agreement, dated as of December 21, 2005, with the holders of shares of our common stock issuable upon conversion of the shares of preferred stock, including shares of preferred stock held by some of our directors and for purposes of registration rights, Lighthouse Capital Partners, L.P., Silicon Valley Bank and ORIX Venture Finance LLC, who we refer to collectively as holders of registrable shares. After the offering contemplated by this prospectus, registrable shares will comprise an aggregate of approximately 58,269,261 shares of our common stock, or     % of our common stock outstanding after this offering. Under this amended and restated registration rights agreement, holders of registrable shares can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following any offering of our securities, including this offering.

Demand Registration Rights

Following the closing of this offering, the holders of at least 60% of our registrable shares may require us to file a registration statement under the Securities Act on a Form S-1, and on Form S-2 or S-3, if available, at our expense with respect to their registrable shares, and we are required to use our best efforts to effect the registration.

Piggyback Registration Rights

Following the closing of this offering, if we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, the holders of registrable shares are entitled to notice of such registration and are entitled to include registrable shares, subject to the right of any underwriter to limit the number of shares included in such registration.

We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law

Certificate of Incorporation and By-Laws

Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.  In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.  Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Blank Check Preferred Stock.  Our certificate of incorporation provides for          authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Amendment to By-Laws and Certificate of Incorporation.  As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Meetings of Stockholders.  Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Delaware Anti-Takeover Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

NASDAQ Global Market Listing

We have applied to have our common stock listed for quotation on the NASDAQ Global Market under the trading symbol “MKTG”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of          shares of common stock, assuming no exercise by the underwriters of their over-allotment option and no other exercise of options or the outstanding warrants after June 30, 2007. Of these shares, shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

The remaining shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares,          shares will be subject to “lock-up” agreements with the underwriters or us described below on the effective date of this offering. On the effective date of this offering, there will be           shares that are not subject to lock-up agreements and that are eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of this offering, shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Shares Eligible
Days After Date of this Prospectus	for Sale	Comment

Upon Effectiveness		Shares sold in the offering and freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-ups released, subject to extension; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for one year or less

Lock-up Agreements

We, as well as each of our directors and executive officers, the selling stockholders and certain of our other stockholders, who collectively own, as of June 30, 2007,          shares of our common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Morgan Stanley & Co. Incorporated on behalf of the underwriters will have discretion in determining if, and when, to release any shares subject to lock-up agreements.

We do not currently expect any release of shares subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the shares of common stock subject to such lock-up restrictions will become eligible for sale, subject to the limitations described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), as currently in effect, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner that is not an affiliate of ours, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities, and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates without compliance with its one year minimum holding period requirements.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans.

Registration Rights

Upon completion of this offering, the holders of approximately 58,269,261 shares of our common stock will be eligible to exercise certain rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS A DISCUSSION PRIMARILY OF THE U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO PROSPECTIVE HOLDERS. EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS PROFESSIONAL TAX ADVISOR WITH RESPECT TO THE TAX ASPECTS OF AN INVESTMENT IN OUR COMMON STOCK. TAX CONSEQUENCES MAY VARY DEPENDING UPON THE PARTICULAR STATUS OF A PROSPECTIVE HOLDER. THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE HOLDERS.

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” For purposes of this discussion, a “non-U.S. holder” is a person or entity that is for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The discussion below is limited to non-U.S. holders that hold our shares of common stock as capital assets within the meaning of the Code. This discussion generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company; persons that are, or own their stock through persons that are, controlled foreign corporations or passive foreign investment companies under the Code; certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as follow-through entities in one jurisdiction but as opaque in another) and their owners; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; persons who were formerly residents or citizens of the United States (expatriates); or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, this summary does not describe the effects of any applicable foreign, state or local laws.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of our common stock.

Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any distributions in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Eligibility for benefit under an income tax treaty may be subject to limitations pursuant to the applicable treaty or U.S. law or administrative procedure. A non-U.S. holder must demonstrate its entitlement to treaty benefits by providing a duly completed Form W-8BEN or appropriate substitute form to us or our paying agent, which must include a U.S. taxpayer I.D. number obtained by the non-U.S. holder. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification of us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Gain on Disposition of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would generally be subject to U.S. federal income tax if:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise (see below under Dividends or Gain Effectively Connected with a U.S. Trade or Business); or

•	we are or have been a “U.S. real property holding corporation,” as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

We are not, and do not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we were to become a U.S. real property holding corporation, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax, provided that the common stock is regularly traded on an established securities market and the non-U.S. holder does not actually or constructively own more than 5% of the common stock during the shorter of (1) the five-year period ending on the date of the disposition or (2) the period of time during which the holder held such shares.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted y the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax as if the non-U.S. holder were a citizen or resident of the U.S. If the

non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence and the applicable treaty so provides, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are subject to U.S. federal income tax pursuant to the foregoing will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally been subject to an additional “branch profits tax” at a rate of 30% (after deduction of federal and state corporate income taxes), unless a lower treaty rate applies.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends to a non-U.S. holder. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. These information returns will include the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Pursuant to income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding, currently at a rate of 28%. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification, on IRS Form W-8BEN or W-8ECI, that it is a non-U.S. holder.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries if the holder has provided the required certification that it is a non-U.S. holder. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Thomas Weisel Partners LLC
William Blair & Company
Canaccord Adams Inc.

Total:

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken, except that the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer a portion of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and a portion to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, which we refer to as an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this over-allotment option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriting discounts and commissions paid by us and the selling stockholders would be $      and $     , respectively; and total proceeds to us and the selling stockholders would be $      and $     , respectively. Any shares sold pursuant to the over-allotment option will be sold by the Company.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have applied to have our common stock listed for quotation on the NASDAQ Global Market under the symbol “MKTG.”

We, as well as each of our directors and executive officers, the selling stockholders and certain of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

•	publicly disclose the intention to do any of the foregoing; or

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into, or exchangeable for, common stock, except for registration statements on Form S-8 (or other equivalent forms);

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each of our directors and executive officers, the selling stockholders and certain of our other stockholders have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable for our common stock.

The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of restricted shares of common stock or options to acquire common stock pursuant to our employee benefit plans, stock option plans or employee compensation plans described herein;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of, and disclosed in, this prospectus of which the underwriters have been advised in writing;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift; or

•	the issuance by us of up to shares of common stock in connection with an acquisition or other business combination;

provided that (i) each recipient shall sign and deliver a lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution during the 180 day restricted period (including extensions).

The 180 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180 day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of material news or a material event.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Selling
	Paid by Us		Stockholders		Total
	No	Full	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise	Exercise	Exercise

Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters have informed us that a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, Morgan Stanley & Co. Incorporated or the other underwriters and their respective affiliates may provide investment banking services to us.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program below.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. An active trading market for our common stock may not develop. It is also possible that after the offering our common stock will not trade in the public market at or above the initial public offering price.

Directed Share Program

At our request, the underwriters have reserved up to five percent of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our employees. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. This 180-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, will pass upon the validity of the shares of common stock offered hereby. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, New York, New York, will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

Ernst & Young LLP, independent registered accounting firm, has audited our consolidated financial statements at June 30, 2007, December 31, 2006 and 2005 and for the six-month period ended June 30, 2007 and each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-          ) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement and its exhibits. For further information pertaining to us and our common stock, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Aprimo, Incorporated

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aprimo, Incorporated

We have audited the accompanying consolidated balance sheets of Aprimo, Incorporated as of June 30, 2007, December 31, 2006 and 2005, and the related consolidated statements of operations, convertible redeemable preferred stock and shareholders’ deficit, and cash flows for the six months ended June 30, 2007 and each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aprimo, Incorporated at June 30, 2007 and December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the six months ended June 30, 2007 and for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payment.

/s/  Ernst & Young LLP

Indianapolis, Indiana
August 30, 2007

Aprimo, Incorporated

CONSOLIDATED BALANCE SHEETS

			As of June 30,
	As of December 31,			2007
	2005	2006	2007	(Pro forma)
				(unaudited)
	(in thousands, except share and
	per share data)

ASSETS
Current assets:
Cash and cash equivalents	$5,557	$5,591	$6,036	$6,036
Pledged cash	1,372	1,750	—
Accounts receivable, net of allowance for doubtful accounts of $200, $150 and $90 at June 30, 2007, December 31, 2006 and 2005, respectively	4,190	6,411	6,700	6,700
Prepaid expenses and other current assets	802	1,025	2,580	2,580

Total current assets	11,921	14,777	15,316	15,316
Property and equipment, net	1,086	1,911	2,390	2,390
Goodwill	13,317	14,035	14,176	14,176
Intangible assets, net	4,304	3,313	2,794	2,794
Deferred tax assets	—	93	93	93
Other assets	42	62	69	69

Total assets	$30,670	$34,191	$34,838	$34,838

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK, AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,304	$1,070	$1,263	$1,263
Note payable — short term	—	1,950	—	—
Accrued expenses	3,067	3,428	3,440	3,440
Deferred revenue	6,003	8,752	14,075	14,075
Current portion of Then Notes payable	1,001	1,598

Total current liabilities	11,375	16,798	18,778	18,778
Note payable — long term	4,948	—	—	—
Long-term portion of Then Notes payable	1,598	—	—	—
Other long-term liabilities	243	436	629	—

Total liabilities	18,164	17,234	19,407	18,778
Commitments and contingencies
Convertible redeemable preferred stock:
$0.001 par value; 40,000,000 authorized; 13,982,282, 13,982,282 and 12,880,982 Series A2 issued and outstanding as of June 30, 2007, December 31, 2006 and 2005, respectively	13,358	14,500	14,500	—
9,480,175 Series A1 issued and outstanding as of June 30, 2007, December 31, 2006 and 2005	11,945	11,945	11,945	—
9,708,737 Series A issued and outstanding as of June 30, 2007, December 31, 2006 and 2005	20,000	20,000	20,000	—
Shareholders’ deficit:
Common stock, $0.001 par value; 100,000,000 authorized; 39,033,332, 38,953,121 and 38,455,688 issued and outstanding at June 30, 2007, December 31, 2006 and 2005	38	38	38	77
Additional paid-in capital	14,817	15,227	15,417	62,452
Accumulated other comprehensive income (loss)	(324)	428	616	616
Accumulated deficit	(47,328)	(45,181)	(47,085)	(47,085)

Total shareholders’ deficit	(32,797)	(29,488)	(31,014)	16,060

Total liabilities, convertible redeemable preferred stock, and shareholders’ deficit	$30,670	$34,191	$34,838	$34,838

See accompanying notes.

Aprimo, Incorporated

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except share and per share data)

Revenues:
Software, maintenance and hosting	$9,516	$15,446	$27,076	$12,019	$16,955
Professional services	10,351	15,066	24,516	10,819	12,859

Total revenues	19,867	30,512	51,592	22,838	29,814
Cost of revenues:
Software, maintenance and hosting	946	1,621	2,547	1,243	1,618
Amortization — technology	198	254	82	40	40
Professional services	7,056	11,802	15,758	8,068	8,821

Total cost of revenues	8,200	13,677	18,387	9,351	10,479

Gross profit	11,667	16,835	33,205	13,487	19,335
Operating expenses:
Sales and marketing	6,975	10,749	16,882	7,582	12,009
Research and development	3,478	5,080	7,580	3,904	4,853
General and administrative	2,346	3,778	5,287	2,454	3,819
Amortization — other intangibles	128	629	942	468	479

Total operating expenses	12,927	20,236	30,691	14,408	21,160

Income (loss) from operations	(1,260)	(3,401)	2,514	(921)	(1,825)
Other income (expense):
Interest income	67	101	78	61	120
Interest expense	(54)	(1,446)	(236)	(148)	(28)
Other income (expense)	173	(251)	(209)	(130)	(171)

Income (loss) before income taxes	(1,074)	(4,997)	2,147	(1,138)	(1,904)
Income tax benefit (expense)	(14)	237	—	—	—

Net income (loss)	(1,088)	(4,760)	2,147	(1,138)	(1,904)
Preferred stock dividends	(3,009)	(8,565)	—	—	—

Net income (loss) applicable to common shareholders	$(4,097)	$(13,325)	$2,147	$(1,138)	$(1,904)

Basic income (loss) per share	$(0.21)	$(0.66)	$0.06	$(0.03)	$(0.05)

Weighted-average shares used in the calculation of basic income (loss) per share	19,435,013	20,069,108	38,576,987	38,494,915	38,987,570
Diluted income (loss) per share	$(0.21)	$(0.66)	$0.03	$(0.03)	$(0.05)

Weighted-average shares used in the calculation of diluted income (loss) per share	19,435,013	20,069,108	78,530,347	38,494,915	38,987,570

See accompanying notes.

Aprimo, Incorporated

CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE
PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT

						Accumulated
	Redeemable				Additional	Other
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Total
	(in thousands, except share data)

Balance at December 31, 2003	19,188,912	$39,575	19,383,769	$19	$7,267	$(17)	$(41,480)	$(34,211)
Series A and A1 convertible redeemable preferred accrued dividends and other accretion	—	3,009	—	—	(3,009)	—	—	(3,009)
Exercise of stock options	—	—	106,013	—	12	—	—	12
Stock-based compensation	—	—	—	—	2	—	—	2
Comprehensive loss:
Net loss	—	—	—	—	—	—	(1,088)	(1,088)
Foreign currency translation adjustment	—	—	—	—	—	127	—	127

Total comprehensive loss								(961)

Balance at December 31, 2004	19,188,912	42,584	19,489,782	19	4,272	110	(42,568)	(38,167)
Series A, A1 and A2 convertible redeemable preferred accrued dividends and other accretion	—	8,565	—	—	(8,565)	—	—	(8,565)
Series A and A1 conversion of dividends	—	(19,069)	18,388,228	19	19,050	—	—	19,069
Issuance of Series A2 convertible redeemable preferred stock	12,880,982	13,223	—	—	—	—	—	—
Exercise of stock options	—	—	577,678	—	60	—	—	60
Comprehensive loss:
Net loss	—	—	—	—	—	—	(4,760)	(4,760)
Foreign currency translation adjustment	—	—	—	—	—	(434)	—	(434)

Total comprehensive loss								(5,194)

Balance at December 31, 2005	32,069,894	45,303	38,455,688	38	14,817	(324)	(47,328)	(32,797)
Issuance of Series A2 convertible redeemable preferred stock	1,101,300	1,142	—	—	—	—	—	—
Stock compensation	—	—	—	—	246	—	—	246
Exercise of stock options	—	—	497,433	—	164	—	—	164
Comprehensive loss:
Net income	—	—	—	—	—	—	2,147	2,147
Foreign currency translation Adjustment	—	—	—	—	—	752	—	752

Total comprehensive income								2,899

Balance at December 31, 2006	33,171,194	46,445	38,953,121	38	15,227	428	(45,181)	(29,488)

Stock compensation	—	—	—	—	174	—	—	174
Exercise of stock options	—	—	80,211	—	16	—	—	16
Comprehensive loss:
Net loss	—	—	—	—	—	—	(1,904)	(1,904)
Foreign currency translation adjustment	—	—	—	—	—	188	—	188

Total comprehensive income								(1,716)

Balance at June 30, 2007	33,171,194	$46,445	39,033,332	$38	$15,417	$616	$(47,085)	$(31,014)

Conversion of Series A, A1 and A2 convertible redeemable preferred stock (unaudited)	(33,171,194)	(46,445)	39,335,471	39	47,035	—	—	47,074
Pro forma balance as of June 30, 2007 (unaudited)	—	$—	78,368,803	$77	$62,452	$616	$(47,085)	$16,060

See accompanying notes.

Aprimo, Incorporated

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Operating activities
Net income (loss)	$(1,088)	$(4,760)	$2,147	$(1,138)	$(1,904)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	907	1,520	1,811	846	1,060
Stock-based compensation	2	—	246	105	174
Accretion and write-off of discount on debt	—	216	15	8	8
Amortization and write-off of debt issuance costs	—	195	17	—	—
Deferred income taxes	(98)	(237)	(93)	—	—
Fair value adjustment of warrants	—	—	193	86	193
(Gain) loss on disposal of property and equipment	(4)	36	(1)	—	—
Change in pledged cash requirements	—	(1,372)	(378)	1,372	1,750
Changes in operating assets and liabilities:
Accounts receivable, net	(55)	(975)	(2,262)	(1,773)	(288)
Prepaid expenses and other assets	172	14	(328)	48	(1,238)
Accounts payable	295	444	(151)	(100)	207
Accrued expenses and compensation liabilities	1,531	717	55	(1,168)	(1,590)
Deferred revenue	1,053	2,971	2,782	3,521	5,323

Net cash provided by (used in) operating activities	2,715	(1,231)	4,053	1,807	3,695
Investing activities
Purchases of property and equipment	(528)	(612)	(1,569)	(635)	(1,019)
Acquisition of business, net of cash	(3,160)	(15,928)	(797)	—	—
Proceeds from sale of property and equipment	5	42	1	—	—
Other assets	—	30	(20)	(54)	(7)

Net cash used in investing activities	(3,683)	(16,468)	(2,385)	(689)	(1,026)
Financing activities
Principal payments on capital lease obligations	(286)	(30)	—	—	—
Proceeds from note payable	—	10,373	—	—	—
Principal payments on borrowings	(133)	(10,500)	(3,013)	(2,200)	(1,950)
Net borrowings from credit facility	—	4,944	—		—
Proceeds from issuances of preferred stock, net of issuance costs	—	13,223	1,142	1,142	—
Proceeds from stock options exercised	12	60	164	23	16
Other	—	—	—	—	(310)

Net cash provided by (used in) financing activities	(407)	18,070	(1,707)	(1,035)	(2,244)

Effect of exchange rate on cash	29	(126)	73	67	20

Net increase (decrease) in cash and cash equivalents	(1,346)	245	34	150	445
Cash and cash equivalents at beginning of period	6,658	5,312	5,557	5,557	5,591

Cash and cash equivalents at end of period	$5,312	$5,557	$5,591	$5,707	$6,036

See accompanying notes.

Aprimo, Incorporated

Notes to Consolidated Financial Statements

1.	The Company and Significant Accounting Policies

The Company

Aprimo, Incorporated (the “Company”) is a leading provider of software and services that automate a broad spectrum of marketing business processes and enhance the productivity and performance of marketing organizations. The Company provides its solutions primarily to large enterprises and medium-sized businesses worldwide.

The Company was founded in July 1998 and is headquartered in Indianapolis, Indiana. The Company established a wholly owned subsidiary, Aprimo UK Limited (“Aprimo UK”) in the United Kingdom in July 2000. In July of 2004, Aprimo UK acquired all of the outstanding shares of Then, Limited (“Then”). The Company and Aprimo UK acquired the enterprise marketing solutions business unit of DoubleClick, Inc. (“DoubleClick EMS”) in June of 2005.

Unaudited Interim Financial Statements

The consolidated financial statements and related notes of the Company for the six months ended June 30, 2006 are unaudited. Management believes the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of financial position and results of operations in such periods.

Unaudited Pro Forma Presentation

If the offering contemplated by this prospectus is consummated, all of the Company’s outstanding convertible redeemable preferred stock will convert into 39,335,471 shares of common stock based on the shares of Series A, Series A1 and Series A2 convertible redeemable preferred stock outstanding at June 30, 2007 included in the financial statements. The unaudited pro forma consolidated balance sheet and statement of shareholders’ equity as of June 30, 2007 reflect the conversion of the outstanding convertible redeemable preferred stock into 39,335,471 shares of common stock upon completion of this offering.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company derives its revenue from the licensing of its software, which includes related hosting and maintenance revenues, and from professional services related to the training, configuration and implementation of its software.

The Company recognizes revenue in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, issued by the American Institute of Certified Public Accountants. Revenue is recognized upon the determination that the following criteria have been met: a) persuasive evidence of an arrangement exists arising from a legally binding agreement with the customer, b) delivery of the product has occurred, either through delivery of physical media or by granting the customer the right to obtain the software through electronic delivery, and no customer acceptance provisions exist in the agreement, c) fixed or determinable fee in which the fee is free of contingencies and is payable within normal payment terms not to exceed one year, and d) collection is probable as determined by the creditworthiness of the customer. If the Company determines that any of these criteria are not met, arrangement revenue is deferred until such time as all such criteria are met.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The Company licenses its software solutions and sells related services together in multiple-element arrangements under both term and perpetual license contracts. When the Company enters into a multiple-element arrangement, it uses the residual method outlined by SOP 98-9 to allocate the total fee among the various elements of the arrangement. The residual method provides standardized rules for recognizing revenue when vendor-specific objective evidence, or VSOE, of fair value does not exist for all elements of an arrangement. Under the residual method, if VSOE does not exist for all of the elements of the arrangement, revenue is deferred until VSOE of fair value exists for all of the undelivered elements in the arrangement. Each license agreement requires the Company to analyze the individual elements in the transaction and to estimate the fair value of each undelivered element, which typically includes maintenance, hosting and professional services. Revenue is allocated to each undelivered element based on its fair value, with the fair value determined by the price charged when that element is sold separately. If, in the Company’s judgment, evidence of fair value cannot be established for the undelivered elements in the multiple-element transaction, then the Company defers the entire amount of revenue from the arrangement until evidence of fair value can be established for all of the undelivered elements, at which time the Company recognizes the revenue allocated to the delivered elements.

Term license agreements generally include, on a bundled basis, both the right to use the software for a specified period of time, updates and customer support services. Revenue for such arrangements is recognized ratably over the term of the agreement.

For arrangements that include significant implementation services, customizations that are essential to that customer’s expected product functionality, milestones or customer acceptance provisions that may affect the collectibility of the arrangement fees, or license fee payments tied to performance of professional services, revenues are recognized using contract accounting in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Product-Type Contracts. Under contract accounting, the Company applies the percentage-of-completion method based either on contractual milestones or hours of input depending on the specifics contained in each contract. Estimates of the percentage of completion are subject to change as the arrangement progresses. The Company accounts for such changes at the time those changes are determined. Software license and professional services revenues are classified based upon the estimated fair value of each element in the arrangement.

The Company generally determines the fair value of the maintenance portion of an arrangement involving perpetual license contracts based on the VSOE for maintenance services under that arrangement, which is the amount charged on a stand-alone basis for such services and is essentially determined by the renewal rate for such services. The fair value of the professional services portion of the arrangement is based on the rates that the Company charges for these services when sold independently from a software license.

The Company also offers hosting services to its customers. The fair value of the hosting portion of the arrangement is generally based on the price of hosting services when sold on a stand-alone basis and is determined essentially by the renewal rate for such services. When a customer contracts to use the Company’s hosting facilities in connection with a term or perpetual license, the arrangements do not provide for substantial penalties or forfeiture of license rights if the customer cancels or does not renew the hosting arrangement.

The Company records deferred revenue for software arrangements when cash has been received from the customer and the arrangement does not qualify for revenue recognition under the Company’s revenue recognition policy. Accounts receivable include amounts due from customers for which revenue has been recognized.

In accordance with Financial Accounting Standards Board (FASB) Emerging Issue Task Force (EITF) Issue No. 01-14, Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred, the Company classifies reimbursements received for out-of-pocket expenses incurred as professional services revenue and classifies the related costs as professional services cost of revenue. The amounts of reimbursed expenses included in professional services revenue and professional services cost of revenue were approximately

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

$1.3 million, $1.0 million, $781,000, $1.3 million and $2.1 million for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2004, 2005 and 2006, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent asset and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company reviews its estimates and assumptions. The Company’s estimates are based on its historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but management does not believe such differences will materially affect the Company’s financial position or results of operations.

The Company bases its allowance for doubtful accounts on several factors, including overall customer credit quality, historical write-off experience and specific account analysis that projects the ultimate collectability of the account. When it is determined that a customer is unlikely to pay, a charge is recorded to bad debt expense in the income statement and the allowance for doubtful accounts is increased. When it becomes certain that a customer cannot pay, the receivable is written off by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly.

The following table summarizes the activity by period for the allowance for doubtful accounts.

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2007
	(in thousands)

Expense balance at beginning of period	$30	$40	$90	$150
Charged to revenue and expense	87	89	296	123
Allowance from acquisition	—	93	—	—
Write-offs	(77)	(132)	(236)	(73)

Balance at end of period	$40	$90	$150	$200

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposits with banks, investment grade commercial paper, and high quality money market instruments.

Goodwill

Goodwill, the excess of purchase price over the fair value of net assets acquired, is tested annually, or when events occur or circumstances change that would reduce the fair value below its carrying value. The Company performs its annual impairment test as of October 1 of each year.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, generally ranging from three to seven years. Amortization of Web site

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

development costs is calculated using the straight-line method over the estimated useful life of the assets, generally not to exceed one year.

Intangible Assets and Deferred Financing Fees

Deferred financing fees are being amortized using the straight-line method over the lives of the respective debt agreements. Customer relationships are being amortized using the straight-line method over the estimated life of the relationships which range from three to six years. Technology intangible assets are being amortized using the straight-line method over the estimated life of the technology which ranges from two to three years. Non-compete assets are being amortized using the straight-line method over the estimated life of the non-compete agreements which are three years.

Long-Lived Assets

When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows from the assets is estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate. Intangible assets are stated on the basis of cost and are being amortized by the straight-line method over the estimated future periods to be benefited.

Financial Instruments

The fair value of financial instruments, including cash and cash equivalents, accounts receivable, and debt approximate the carrying values. Management believes the financial risks associated with these financial instruments are minimal.

Concentration of Credit Risk

One customer accounted for 15% of the Company’s total revenues for the year ended December 31, 2004. No single customer accounted for more than 10% of the Company’s revenues in the six months ended June 30, 2007 or 2006 or for the years ended December 31, 2006 and 2005, respectively. No single customer accounted for more than 10% of the balance in accounts receivable at June 30, 2007 or December 31, 2006 or 2005. The Company evaluates the credit worthiness of its customers on a periodic basis and generally does not require collateral.

Stock-Based Compensation

As of January 1, 2006, the Company accounts for its stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R) which requires the Company to recognize expense related to the fair value of share-based compensation awards. The Company adopted the provisions of SFAS No. 123(R) using the prospective method and the Black-Scholes pricing model. Under the prospective method, the Company recognizes compensation cost, on a prospective basis, for awards granted after January 1, 2006. In the six months ended June 30, 2007, the Company recognized $174,000 of stock-based compensation expense. For the year ended December 30, 2006, the Company recognized $246,000 of stock-based compensation expense.

Prior to the adoption of SFAS No. 123(R), the Company used the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25 and also followed the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, (“SFAS No. 148”) in accounting for stock-based compensation, which required certain disclosures on a pro forma basis as if the minimum value method had been followed for accounting for such compensation. The following table

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

presents the pro forma effect on net loss as if the Company had applied the fair value method of SFAS No. 123(R) to measure compensation cost prior to our adoption of SFAS No. 123(R):

	Year Ended December 31,
	2004	2005
	(in thousands)

Net loss applicable to common shareholders, as reported	$(4,097)	$(13,325)
Add: Expense recorded under APB No. 25	2	—
Deduct: Stock-based employee compensation expense determined under minimum value based method for all awards, net of related tax effects	(51)	(38)

Pro forma net loss applicable to common shareholders	$(4,146)	$(13,363)

Weighted average shares outstanding	19,435,013	20,069,108
Earnings per share:
Basic and diluted — as reported	$(0.21)	$(0.66)

Basic and diluted — pro forma	$(0.21)	$(0.67)

Basic and diluted net loss per share was unchanged for the six months ended June 30, 2007 compared with basic and diluted net loss per share if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share for the six months ended June 30, 2006 was the same as basic and diluted net loss per share if the Company had continued to account for stock-based compensation under APB No. 25 for that period. Basic and diluted net income per share was unchanged for the year ended December 31, 2006, than if the Company had continued to account for stock-based compensation under APB No. 25 for that period.

For options accounted for under SFAS No. 123(R) and for purposes of the pro forma table above, the fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model. The assumptions used for grants during 2007, 2006, 2005 and 2004 are as follows:

	2004	2005	2006	2007

Annualized dividend yield	0.00%	0.00%	0.00%	0.00%
Risk-free rate of return	4.20%	4.18%	4.74%	4.84%
Expected option term (in years)	4.90	4.90	5.31	4.71
Expected volatility	0.00%	0.00%	43.75%	37.00%

The computation of expected volatility for the six months ended June 30, 2007 and for the year ended December 31, 2006 is based on historical volatility rates of comparable companies. The interest rate for the six months ended June 30, 2007 and for the years ended December 31, 2006, 2005 and 2004 is based on the U.S. Treasury risk-free interest rate in effect at the time of grant with a maturity date consistent with the expected option terms. The computation of expected option term for these periods is based on the average of the vesting term of the Company’s stock options, given an assumption of exercises occurring within one year from final vesting. For the six months ended June 30, 2007 and the year ended December 31, 2006 the Company used an expected forfeiture rate of 10%.

Computation of expected forfeitures is based on historical forfeiture rates of the Company’s stock options, along with overall staff attrition rates. The straight-line policy was elected for expensing options with graded vesting provisions. Share-based compensation charges will be adjusted in future periods to reflect the results of actual forfeitures and vesting.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the consolidated stock-based compensation expense by line items in the consolidated statements of operations:

	Year Ended
	December 31,	Six Months Ended June 30,
	2006	2006	2007
		(unaudited)
	(in thousands)

Cost of revenues	$56	$23	$38
Sales and marketing	83	36	60
Research and development	59	25	41
General and administrative	48	20	35

Total stock-based compensation expense	$246	$104	$174

The fair value of stock options granted by the Company in the six months ended June 30, 2007 was $249,000. The fair value of stock options granted by the Company in 2006 was $1.1 million. At June 30, 2007 and December 31, 2006, the Company has $778,000 and $727,000, respectively, of total unrecognized compensation expense under SFAS No. 123(R), net of estimated forfeitures, related to stock option plans that will be recognized over a weighted-average period of 2.8 years and 3.1 years, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were approximately $244,000, $107,000, $102,000 and $128,000 for the six months ended June 30, 2007 and for the years ended December 31, 2004, 2005 and 2006, respectively.

Research and Development

Research and development expenditures are generally charged to operations as incurred.

SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Through June 30, 2007, all research and development costs have been expensed.

Foreign Currency Transactions

For the Company’s foreign subsidiaries, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at period-end exchange rates, and statement of operations items are translated at average exchange rates during the period. Such translation adjustments are recorded in aggregate as a component of shareholders’ equity. Gains and losses from foreign currency denominated transactions are included in other income (expense) and are not material.

Comprehensive Loss

The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. Other comprehensive income refers to revenues, expenses, gains, and losses

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

Segment Information

Under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company operates in one principal business segment across domestic and international markets. Excluding intercompany balances, the Company had total assets of approximately $7.1 million, $6.9 million and $6.2 million outside of the United States at June 30, 2007, December 31, 2006 and 2005, respectively. Long-lived assets located outside of the United States, excluding intercompany balances, approximated $6.3 million, $6.2 million and $5.8 million as of June 30, 2007, December 31, 2006 and December 31, 2005, respectively. In the following table, revenue is determined based on locations of the customers.

	Year Ended
	December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Revenues:
United States	$16,908	$26,787	$41,916	$19,297	$24,528
International	2,959	3,725	9,676	3,541	5,286

	$19,867	$30,512	$51,592	$22,838	$29,814

Approximately 90% of the international revenue is from customers located in Europe.

Income Taxes

Income taxes are accounted for under the liability method. Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as “temporary differences.” The Company records the tax effect of these temporary differences as “deferred tax assets” (generally items that can be used as a tax deduction or credit in the future periods) and “deferred tax liabilities” (generally items that the Company received a tax deduction for, which have not yet been recorded in the income statement). The deferred tax assets and liabilities are measured using enacted tax rules and laws that are expected to be in effect when the temporary differences are expected to be recovered or settled. The Company provides a valuation allowance to reduce deferred tax assets to an amount that is expected to be realized under the more-likely-than-not criteria.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. By enabling companies to report assets and liabilities at fair value, SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help users of financial statements better understand the effect of the Company’s choice to use fair value on its earnings to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for the Company on January 1, 2008. The Company does not believe that the adoption of this Statement will have a significant impact on its operating results or financial position.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Where applicable, this Statement simplifies and codifies related guidance within GAAP. This statement is effective for interim periods and fiscal years beginning January 1, 2008. The Company is currently evaluating the impact from adopting this Statement on its financial statements, although the Company does not currently believe that the adoption of this Statement will have a significant impact on its operating results or financial position.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108 (SAB 108) which provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 requires entities to quantify the effects of unadjusted errors using both a balance sheet and an income statement approach. Entities are required to evaluate whether either approach results in a quantifying misstatement that is material. The Company adopted SAB 108 in 2006. The adoption of SAB 108 did not have an impact on the Company’s results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions, including a rollforward of tax benefits taken that do not qualify for financial statement recognition. The Company is required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings for that year and will be presented separately. Only tax positions that meet the more likely than not threshold at the effective date may be recognized upon adoption of FIN 48. The impact of the Company’s reassessment of its tax positions in accordance with FIN 48 was immaterial.

2.	Acquisitions

Then, Limited Acquisition

In July of 2004, the Company’s wholly owned subsidiary, Aprimo UK acquired all of the outstanding shares of Then for total consideration of approximately $6.3 million, including acquisition costs of approximately $122,000 and contingent consideration of up to $2.9 million. The acquisition provided the Company with additional customers, increased product functionality and key management and other personnel. This acquisition was financed with available cash. The acquisition has been accounted for as a purchase and its operations have been included in the consolidated financial statements since July 9, 2004. The share purchase agreement provides for up to $2.9 million of contingent consideration to be paid, with interest, to two of the Then shareholders subject to obtaining certain financial targets and remaining employed by Aprimo UK. Subject to earn-out provisions, the contingent consideration was due on the first and second anniversaries of the acquisition, with approximately $1.3 million due on the first anniversary and $1.6 million due on the second anniversary, plus accrued interest. As of December 31, 2005 and 2006, respectively, the Company had pledged cash of $1.4 million and $1.8 million related to the earn-out provisions, and notes payable to selling shareholders on those dates of $2.6 million and $1.6 million, respectively. This amount was paid to the selling shareholders in January 2007 and 2006, respectively. A portion of the contingent consideration (approximately $2.1 million) was treated as compensation expense in accordance with EITF Issue No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the years ended December 31, 2004, 2005 and 2006, the Company recognized compensation expense totaling approximately $691,000, $1.1 million and $302,000, respectively, relating to the contingent consideration. The remainder of the contingent consideration of $797,000 was treated as part of the purchase price at the date of acquisition.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the Company’s allocation of purchase price and the fair values of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)

Current assets	$457
Property and equipment	14
Goodwill	3,204
Noncompete agreements	382
Intellectual property	407
Customer relationships	340

Total assets	4,804

Current liabilities	169
Deferred revenue	69
Deferred tax liabilities	341
Notes payable to shareholders of Then	797

Total liabilities	1,376

Net assets acquired	$3,428

The notes payable to shareholders of Then was paid in full as of January 2007. The intellectual property was amortized on a straight-line basis over its estimated useful life of twelve months. All other intangible assets are being amortized on a straight-line basis over their estimated useful lives of three years. In total, the weighted average amortization period for all acquired intangible assets was 27 months at the date of acquisition.

DoubleClick EMS Business Unit Acquisition

In June of 2005, the Company acquired the enterprise marketing solutions business unit of DoubleClick. The acquisition provided the Company with additional customers, increased product functionality and key management and other personnel. The DoubleClick EMS business unit acquisition consisted of the acquisition of certain assets and the purchase of outstanding shares of certain subsidiaries. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations, and its operations have been included in the consolidated financial statements since June 14, 2005. The purchase price was approximately $16.5 million, less a working capital adjustment of $988,000, plus acquisition costs of approximately $579,000. The acquisition was financed with proceeds from a term note payable of $10.5 million with a bank and $6.0 million from our amended line of credit. The term note payable was subsequently repaid with proceeds from the issuance of Series A2 Preferred Stock (see note 8). In accordance with EITF 95-3, the Company established opening balance sheet liabilities of $1.2 million related to severance costs, of which payments totaling $1.2 million and $45,000 were made in 2005 and 2006, respectively.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the Company’s allocation of purchase price and the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)

Current assets	$5,035
Property and equipment	291
Goodwill	10,425
Intellectual property	190
Customer relationships	4,190

Total assets	20,131
Current liabilities	895
Deferred revenue	1,946
Severance liabilities	1,199
Total liabilities	4,040

Net assets acquired	$16,091

The intellectual property is being amortized on a straight-line basis over its estimated useful lives ranging from two to three years. All other intangible assets are being amortized on a straight-line basis over their estimated useful lives of six years. In total, the weighted average amortization period for all acquired intangible assets was 70 months at the date of acquisition.

The unaudited pro forma condensed financial results below present combined results of operations as if the DoubleClick EMS acquisition and the Then acquisition occurred at the beginning of the respective period. The information presented is for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the DoubleClick EMS acquisition or the Then acquisition been consummated at the beginning of the respective period, nor are they necessarily indicative of future operating results.

	Year Ended December 31,
	2004	2005
	(unaudited)
	(in thousands)

Pro forma net revenue	$32,047	$35,249
Pro forma net loss	(10,427)	(8,402)
Pro forma net loss per share	$(0.54)	$(0.42)

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

3.	Property and Equipment

Property and equipment are summarized as follows at:

		As of December 31,		As of June 30,
	Useful Lives	2005	2006	2007
			(in thousands)

Computer equipment and software	3 years	$4,736	$5,485	$5,895
Furniture and fixtures	7 years	516	1,104	1,250
Office equipment	5 years	268	408	506
Tradeshow equipment	2 years	88	88	88
Web site development costs	1 year	682	766	766
Construction in progress	N/A	17	64	51

		6,307	7,915	8,556
Less accumulated depreciation		(5,221)	(6,004)	(6,166)

		$1,086	$1,911	$2,390

Depreciation expense for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2004, 2005, and 2006 was $541,000, $338,000, $581,000, $637,000 and $787,000, respectively.

4.	Goodwill and Intangible Assets

Under SFAS No. 142, Goodwill and Other Intangible Assets rules, goodwill is not amortized but is subject to annual impairment tests in accordance with the statement. Goodwill is not deductible for tax purposes. Other intangible assets are amortized over their estimated useful lives.

In connection with the acquisitions of Then and DoubleClick EMS, the Company applied the provisions of SFAS No. 141, Business Combinations, in establishing the opening balance sheets. Both acquisitions resulted in the recording of goodwill (see Note 2). Under SFAS No. 142, the Company examined its operating segments in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, noting that it currently has one segment and reporting unit for purposes of performing the annual impairment test.

The Company reviews goodwill annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. The Company conducted its annual impairment test as of October 1, and has determined that the fair value exceeds the carrying value. The Company used the discounted cash flow method to determine the fair value of the reporting unit.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The following table includes information regarding the carrying values and related accumulated amortization of definite lived intangible assets as of June 30, 2007, and December 31, 2005 and 2006.

	Customer	Developed	Non-Compete
	Relationships(1)	Technology(2)	Agreements(3)	Total
	(in thousands)

DoubleClick EMS	$4,190	$190	$—	$4,380
Then	340	407	382	1,129

Gross intangible assets	4,530	597	382	5,509
Accumulated amortization through December 31, 2005	(566)	(451)	(188)	(1,205)

Balance at December 31, 2005	3,964	146	194	4,304

Accumulated amortization through December 31, 2006	(1,348)	(533)	(315)	(2,196)

Balance at December 31, 2006	$3,182	$64	$67	$3,313
Accumulated amortization through June 30, 2007	$(1,764)	$(571)	$(380)	(2,715)

Balance at June 30, 2007	$2,766	$26	$2	$2,794
Amortization expense:
Six months ended June 30, 2006 (unaudited)	$414	$40	$65	519
Six months ended June 30, 2007	405	40	63	508
Year ended December 31, 2004	56	198	72	326
Year ended December 31, 2005	503	254	126	883
Year ended December 31, 2006	808	82	134	1,024
Estimated amortization expense for the:
Six months ended December 31, 2007	$350	$13	$2	$365
Year ended December 31, 2008	698	13	—	711
Year ended December 31, 2009	698	—	—	698
Year ended December 31, 2010	698	—	—	698
Year ended December 31, 2011	322	—	—	322

(1)	Customer relationships are amortized on a straight-line basis over a period of six years for DoubleClick EMS and three years for Then.

(2)	Developed technology is amortized on a straight-line basis over a period ranging from two to three years for DoubleClick EMS and one year for Then.

(3)	Non-compete agreements for Then are amortized on a straight-line basis over a period of three years.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

5.	Debt

On June 13, 2005, in connection with the acquisition of DoubleClick EMS, the Company amended its existing line of credit with the bank to increase the availability under the line of credit to $10.0 million, subject to borrowing base requirements. The line of credit was originally entered into on September 30, 2004 for an amount up to $4.0 million. The Company borrowed $6.0 million under the revolving line of credit on June 13, 2005, to fund a portion of the acquisition price of DoubleClick EMS. The borrowing base is determined based on eligible accounts receivable and unrestricted cash. In connection with the amendment to the credit facility, the bank replaced the original financial covenant requirements with a minimum bookings covenant and a minimum EBITDA covenant commencing with the quarter ended June 30, 2005. Interest on the line of credit is payable monthly at the prime rate plus 0.75% and cannot be lower than 5.0%. The interest rate in effect at June 30, 2007, December 31, 2005 and 2006 was 9.0%, 8.0% and 9.0%, respectively. At December 31, 2005 and 2006, the Company had $4.90 million and $2.0 million of outstanding borrowings under the line of credit, respectively, and had availability of approximately $4.6 million and $7.5 million, respectively. In January 2007, the Company repaid the full amount of borrowings under this line of credit. On July 13, 2007, the Company amended the line of credit to expire in December 2007, along with amending certain covenants related to minimum revenue, foreign accounts receivable and acquisitions. The Company pays a revolving line commitment fee of 0.25% for average unused borrowing availability under the line of credit.

On June 13, 2005, the Company also entered into a term note payable for $10.5 million with a bank. The Company borrowed $10.5 million to fund a portion of the acquisition price of the EMS business of DoubleClick, Inc. The term note payable shall be repaid in 36 monthly installments of approximately $292,000 beginning in June 2006 and maturing in June 2009. Interest was payable monthly at the prime rate plus 4.0% and shall not be less than 10.0%. The term note payable had an EBITDA less capital expenditures covenant and a sales booking covenant that will be measured quarterly. The Company repaid the full amount due under this term note in December 2005.

On June 15, 2005, the Company also issued warrants to purchase 120,540 shares of Series A2 Preferred Stock to the bank at an exercise price of $1.037 per share (see Note 8). These were valued and recorded as a liability of approximately $35,000. In connection with the issuance of these warrants, the Company recorded a discount on the revolving line of credit, which will be amortized through the maturity date of the facility. Debt discount accretion recorded as interest expense for the six months ended June 30, 2007 and June 30, 2006 (unaudited) and for the years ended December 31, 2005 and 2006 was approximately $8,000, $8,000, $8,000 and $15,000, respectively.

In connection with execution of the term note payable, the Company issued warrants to purchase 708,775 shares of Series A2 Preferred Stock at an exercise price of $1.037 per share (see Note 8). These were valued and recorded as a liability of approximately $208,000. In connection with the issuance of these warrants, the Company recorded a discount on the term note payable, to be amortized through the maturity date of the note. The related debt discount accretion recorded for the year ended December 31, 2005, was approximately $208,000, which included the write-off for the full value upon payment of the term note and is included in interest expense.

The Company paid approximately $12,000, $158,000, $14,000, $870,000 and $223,000 of interest for the six months ended June 30, 2007 and June 30, 2006 and the years ended December 31, 2004, 2005, and 2006, respectively, on the line of credit, note payable, and capital lease arrangements.

6.	Lease Arrangements

The Company leases its primary office space under an operating lease that expires in July 2016. The minimum annual rent for the office space is subject to increases based on annual rental adjustments calculated as defined in the lease agreement. The Company also has an operating lease for office space in North Carolina, which expired in May 2007. This lease was renewed for a three-year term and will expire in May 2010. The Company expenses rent on a straight-line basis over the life of the corresponding lease.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

Annual future minimum lease payments as of June 30, 2007 are as follows:

Operating
Leases
(in thousands)

2007	$479
2008	1,015
2009	1,021
2010	929
2011	890
2012	899
Thereafter	3,309

Total minimum lease payments	$8,542

Rent expense was approximately $721,000, $545,000, $466,000, $774,000, and $1.2 million for the six months ended June 30, 2007 and June 30, 2006 and for the years ended December 31, 2004, 2005, and 2006, respectively.

In connection with the Company’s primary office space lease, the Company has provided a letter of credit to the landlord in the amount of $500,000 as security for all of the Company’s obligations under the terms of the lease. The letter of credit shall be renewed annually and shall not expire less than ninety days after the expiration or earlier termination of the lease. This letter of credit reduces the Company’s availability under its line of credit.

7.	Income Taxes

The components of income (loss) before income taxes by tax jurisdiction were as follows:

				Six Months
	Year Ended			Ended
	December 31,			June 30,
	2004	2005	2006	2007
	(in thousands)

United States	$(458)	$(2,897)	$3,262	$(2,068)
Foreign	(616)	(2,100)	(1,115)	164

Income (loss) before income taxes	$(1,074)	$(4,997)	$2,147	$(1,904)

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The components of the income tax provision were as follows:

				Six Months
				Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2007
	(in thousands)

Current:
Federal	$—	$—	$(93)	$—
State	—	—	—	—
Foreign	(112)	—	—	—

	(112)	—	(93)	—
Deferred:
Federal	—	—	93
State	—	—	—	—
Foreign	98	237	—	—

	98	237	93
Total:
Federal	—	—	—	—
State	—	—	—	—
Foreign	(14)	237	—	—

	$(14)	$237	$—	$—

The difference between the actual benefit (expense) and the federal statutory benefit (expense) was as follows:

				Six Months
				Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2007

Tax at federal statutory rate	$365	$1,699	$(730)	$647
Foreign rate differential	6	(105)	(43)	7
Credits	151	287	330	223
Permanent Differences	(42)	(62)	(73)	(42)
Other	—	190	1	(64)
Valuation allowance	(494)	(1,772)	515	(771)

Income tax benefit (expense)	$(14)	$237	$—	$—

At June 30, 2007, the Company had net operating loss carryforwards, including acquired net operating loss carryforwards received in the DoubleClick EMS acquisition, of approximately $43 million and research and development credit carryforwards of $2.4 million available to offset future taxable income for federal and state income tax purposes. Carryforwards generated prior to the completion of the issuance of the Series A Preferred Shares, Series A1 Preferred Shares, and/or the Series A2 Preferred Shares may be limited under Internal Revenue Code Sec. 382 as to annual usage. Carryforwards of approximately $10 million received in the DoubleClick EMS acquisition are subject to a separate limit as to annual usage and have been subjected to a full valuation allowance.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The carryforwards will expire beginning 2019. At June 30, 2007, the Company had available net operating losses for foreign purposes of $1.3 million, all of which may be carried forward indefinitely. The Company has provided a full valuation allowance on the deferred tax assets excluding the AMT credit carryforward. The valuation allowance on the remaining deferred tax assets consists primarily of the net operating loss carryforwards, because of uncertainty regarding the utilization of such carryforwards.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred taxes at December 31, 2006 and 2005 are as follows:

			As of
	As of December 31,		June 30,
	2005	2006	2007
	(in thousands)

Deferred tax assets:
Net operating loss carryforward	$19,593	$17,897	$17,749
Research and development credit	1,373	1,956	2,351
Acquisition related compensation liability	540	631	631
Warrants and options	97	273	419
Deferred revenue	—	—	389
Other	190	311	402

Total deferred tax assets	21,793	21,068	21,941
Deferred tax liabilities:
Intangible assets	1,687	1,312	1,117
Property and equipment	—	—	20

Total deferred tax liabilities	1,687	1,312	1,137

Net deferred tax asset	20,106	19,756	20,804
Valuation allowance	(20,106)	(19,663)	(20,711)

Net deferred tax asset	$—	$93	$93

No provision has been made for United States federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries because it is expected that such earnings will be reinvested in these foreign operations indefinitely. It is not practical to estimate the amount of taxes that might be payable on the eventual remittances of such earnings.

On January 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition rules. The adoption of FIN 48 did not have any material impact on results of operations.

8.	Convertible Redeemable Preferred Stock

Prior to 2004, the Company issued convertible redeemable preferred stock as follows: Series A Preferred Stock, $0.001 par value per share (the Series A Preferred Stock) and Series A1 Preferred Stock, $0.001 par value per share (the Series A1 Preferred Stock). On December 21, 2005, the Company entered into an agreement with its

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

preferred shareholders to issue and sell up to 13,982,642 shares of additional convertible redeemable preferred stock designated as Series A2 Preferred Stock, $0.001 par value per share (the Series A2 Preferred Stock). In accordance with the share purchase agreement, the Company issued an additional 515,333 shares and 586,086 shares of Series A2 Preferred Stock on January 4, 2006 and March 1, 2006, respectively. Including the Series A2 Preferred Stock the Company has three series of authorized and outstanding convertible redeemable preferred stock: 9,708,737 shares of Series A Preferred Stock, 9,480,175 shares of Series A1 Preferred Stock and 13,982,282 shares of Series A2 Preferred Stock.

Dividends

In conjunction with the issuance and sale of the Series A2 Preferred Stock in December 2005, the Company’s shareholders agreed to amend the Company’s Certificate of Incorporation to allow for the conversion to common stock of all historical and future accrued and unpaid dividends on the Series A Preferred Stock and Series A1 Preferred Stock through June 30, 2007. This conversion of accrued dividends to common stock was at a rate of 0.96432 shares of Common stock per $1 of Preferred Stock dividends owed to such shareholders. The amounts dividends by series converted were $15.4 million and $3.7 million for the Series A Preferred Stock and Series A1 Preferred Stock, respectively.

Prior to the issuance and sale of Series A2 Preferred Stock, holders of the Series A Preferred Stock were entitled to receive dividends at a rate of 8.5% per annum from and including the date of issuance. To the extent that the accrued dividends were not paid to the holders of the Series A Preferred Stock on June 30 and December 31 of each year, beginning December 31, 2000, such accrued dividends accumulated and remained accumulated until paid, in preference and priority to payment of any dividend with respect to common stock.

Prior to the issuance and sale of Series A2 Preferred Stock, holders of the Series A1 Preferred Stock were entitled to receive dividends at a rate of 6.0% per annum from and including the date of issuance. To the extent that the accrued dividends were not paid to the holders of the Series A1 Preferred Stock on June 30 and December 31 of each year, beginning June 30, 2002, such accrued dividends accumulated but did not compound and remain accumulated until paid, in preference and priority to payment of any dividend with respect to common stock.

Conversion

The Series A Preferred Stock is convertible in whole or in part, at the option of the holders thereof, into shares of common stock at an initial conversion price of $2.06 per share of common stock. The Company amended its Certificate of Incorporation in connection with issuance and sale of the Series A1 Preferred Stock to provide that the conversion price of each share of the Series A Preferred Stock be reduced to the initial Series A1 Preferred Stock conversion price, or $1.26, such that each share of Series A Preferred Stock is convertible into approximately 1.63 shares of common stock. Shares of the Series A1 Preferred Stock are convertible in whole or in part, at the option of the holders thereof, into shares of common stock at a conversion price of $1.26 per share of common stock. Shares of the Series A2 Preferred Stock are convertible in whole or in part, at the option of the holders thereof, into shares of common stock at a conversion price of $1.037 per share of common stock.

The applicable conversion price of the Company’s preferred stock is subject to adjustment for certain corporate events, including stock splits, stock dividends, recapitalizations and the like, and weighted average anti-dilution provisions in connection with certain issuances of securities.

Upon the consummation of a qualified public offering of common stock, the Company may require all outstanding shares of Series A Preferred Stock, Series A1 Preferred Stock and Series A2 Preferred Stock to be converted to common stock at the then applicable conversion price. A qualified public offering with respect to the Company’s Preferred Stock is defined as an underwritten public offering, registered pursuant to the Securities Act, in which the Company raises aggregate net proceeds of at least $25.0 million and a per share offering price of at least $3.111.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

Redemption

If, at any time after December 21, 2010, the holders of at least 60% of the shares of the Company’s Preferred Stock, together as a separate class and on an as-if converted basis, request in writing, the Company shall redeem all of the shares of the Company’s Preferred Stock at a price per share equal to the respective liquidation value of the Company’s Preferred Stock. The liquidation value is $2.06, $1.26 and $1.037 for each share of Series A, Series A1 and Series A2 Preferred Share, respectively.

Voting

Holders of the Company’s convertible redeemable preferred stock are entitled to vote on all matters submitted to the common shareholders on an as-if converted to common stock basis and are entitled to vote as a separate class on matters related to (i) certain dividends or distributions on the Company’s equity securities, (ii) certain redemptions, purchases or other acquisitions of the Company’s securities, (iii) the authorization, issuance or entrance into any agreement for the issuance of securities of the Company (with certain exceptions), (iv) mergers or consolidations, (v) amendments to the Company’s Certificate of Incorporation or by-laws in a manner adverse to the holders of the Company’s Preferred Stock, (vi) certain liquidations, dissolutions, recapitalizations or reorganizations and (vii) certain actions that would increase the number of authorized shares of Preferred Stock or adversely affect or otherwise impair the rights or priority of the holders of the Company’s Preferred Stock.

Liquidation

The holders of the Company’s Preferred Stock are entitled to a preference upon liquidation, winding up, or dissolution of the Company. The holders shall receive an amount equal to the greater of 1) the liquidation value of the Company’s Preferred Stock or 2) the amount per share of the Company’s Preferred Stock that would have been payable had each share of Preferred Stock been converted to common stock immediately prior to liquidation. Should the proceeds from a liquidation event not exceed the liquidation value of the Company’s Preferred Stock, then the holders of the Company’s Preferred Stock would be entitled to a ratable distribution of all of the assets of the Company in proportion to the full respective liquidation value of the Company’s Preferred Stock. After these payments to the holders of the Company’s Preferred Stock, the remaining proceeds from the liquidation shall be distributed on a pro-rata basis to the holders of the Company’s common stock.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

9.	Earnings Per Share

SFAS No. 128, Earnings per Share, requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted EPS computations. The calculation below provides net income (loss), weighted average common shares outstanding and the resultant net income (loss) per share on both a basic and diluted basis for the six months ended June 30, 2006 and 2007, and for the years ended December 31, 2004, 2005 and 2006.

	Year Ended
	December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Numerator:
Net income (loss)	$(1,088)	$(4,760)	$2,147	$(1,138)	$(1,904)
Cumulative dividends on Series A and A1 Preferred Stock	(3,009)	(8,565)	—	—	—

Income (loss) applicable to common shareholders	$(4,097)	$(13,325)	$2,147	$(1,138)	$(1,904)

Basic income (loss) per share	$(0.21)	$(0.66)	$0.06	$(0.03)	$(0.05)

Denominator:
Weighted average shares used in the calculation of basic income (loss) per share	19,435,013	20,069,108	38,576,987	38,494,915	39,987,570
Diluted income (loss) per share	$(0.21)	$(0.66)	$0.03	$(0.03)	$(0.05)

Denominator:
Weighted average shares used in the calculation of basic income (loss) per share	19,435,013	20,069,108	78,530,347	38,494,915	39,987,570

As of June 30, 2006, June 30, 2007, December 31, 2004, 2005 and 2006, the following number of potential common stock equivalents were outstanding:

Common stock equivalents:

	As of December 31,			As of June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Outstanding common stock options	5,668,357	6,476,211	9,962,635	9,528,160	10,185,113
Outstanding warrants	587,135	1,638,158	1,638,158	1,638,158	1,638,158
Shares issuable upon conversion of preferred shares	19,188,912	38,234,082	39,335,471	39,335,471	39,335,471

Total	25,444,404	46,348,451	50,936,264	50,501,789	51,158,742

As a result of the treasury stock method, the following common stock equivalents were excluded from the determination of potentially dilutive shares for the six months ended June 30, 2006 and 2007 and for the years ended December 31, 2004, 2005, and 2006 due to their anti-dilutive effect on earnings per share.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

Anti-dilutive securities:

	As of December 31,			As of June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Outstanding common stock options	5,668,357	6,476,211	199,492	9,528,160	10,185,113
Outstanding warrants	587,135	1,638,158	1,638,158	1,638,158	1,638,158
Shares issuable upon conversion of preferred shares	19,188,912	38,234,082	—	39,335,471	39,335,471

Total	25,444,404	46,348,451	1,837,650	50,501,789	51,158,742

10.	Stock-Based Compensation

Stock Options

The Company has an employee stock option plan for which 7,000,000 shares of common stock were authorized and reserved prior to 2005. The number of shares authorized under the employee stock option plan was increased on April 1, 2005 and December 22, 2005 to 8,500,000 and 12,992,933, respectively. As of April 26, 2007, the shares authorized under the Plan increased by 1,500,000 shares to 14,492,993 shares. The Plan is available to employees, officers, and directors as determined by the Board of Directors. The Plan allows the holder of the option to purchase common stock at the exercise price. The options issued to date upon initiation of service generally vest 20% after one year and then 1/60th each month thereafter such that the options are 100% vested at the end of five years. Subsequent option grants to a participant generally vest over a three-year period. The unexercised stock options terminate on the tenth anniversary date after the date of grant (or on the fifth anniversary if the option holder is a 10% shareholder).

The Company’s stock option activity and related information is summarized as follows:

	Year Ended December 31,						Six Months Ended June 30,
	2004		2005		2006		2007
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price	Shares	Price

Options outstanding, beginning of period	4,777,662	$0.26	5,668,357	$0.23	6,476,211	$0.22	9,962,635	$0.37
Options granted	1,885,100	0.10	1,627,625	0.18	4,469,625	0.56	359,500	1.09
Options exercised	106,013	0.11	577,678	0.12	497,433	0.31	80,211	0.20
Options canceled	888,392	0.17	242,093	0.35	485,768	0.16	56,811	0.58
Options outstanding, end of period	5,668,357	0.23	6,476,211	0.22	9,962,635	0.37	10,185,113	0.40
Option price range, end of period	$0.10-$2.06		$0.10-$2.06		$0.10-$2.06		$0.10-$2.06
Options available for grant, end of period	635,480		5,242,881		1,259,024		2,456,335
Weighted-average fair value of options granted during the period	$0.02		$0.03		$0.24		$0.69

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about the options outstanding at June 30, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average	Number of	Remaining	Average
Range of Exercise	Number of Shares	Contractual	Exercise	Shares	Contractual	Exercise
Prices	Outstanding	Life	Price	Exercisable	Life	Price

$0.10-$0.15	3,976,496	6.53	$0.11	3,467,808	6.36	$0.11
$0.28-$0.78	5,794,167	7.76	$0.53	2,647,758	6.67	$0.51
$0.88-$2.06	414,450	8.41	$1.24	77,950	3.01	$1.86

	10,185,113			6,193,516

During the six months ended June 30, 2007 and during the years ended December 31, 2006, 2005 and 2004, the aggregate intrinsic values of stock option awards exercised were $100,000, $224,000, $87,000, and $1,000, respectively, determined at the date of option exercise.

The following table summarizes information concerning vested and expected to vest options outstanding:

As of
June 30,
2007

Number of vested and expected to vest options outstanding	9,686,471
Weighted average exercise price per share	$0.39
Aggregate intrinsic value (in thousands)	$10,273
Weighted average remaining contractual term (in years)	7.24

11.	Shareholders’ Equity

Common Stock

In consideration for consent to approve the private placement of Series A1 Preferred Stock, the holders of Series A Preferred Stock and holders of warrants with dilution protection will be issued an additional 6,164,277 shares of common stock, in the aggregate, upon conversion and/or exercise, as the case may be, in satisfaction of the full anti-dilution provisions of the Series A Preferred Stock and warrants. In addition to shares issuable upon exercise of common stock options, the number of common shares reserved for issuance in connection with the conversion of Series A, A1 and A2 Preferred Stock and exercise of warrants was 39,335,471 and 1,638,158, respectively, at December 31, 2006, or 40,973,629 in the aggregate.

Warrants

As of June 30, 2007, the Company had issued warrants exercisable for 396,824 shares of common stock. These warrants contain weighted average dilution provisions, are exercisable at a price of $1.26 per share and expire on July 14, 2008. In addition, as of June 30, 2007, the Company had issued warrants exercisable for 387,019 shares of common stock at a price of $1.26 per share. These warrants expire upon the earlier of (a) the completion of a merger or acquisition by an unaffiliated entity, (b) two years after the effective date of an initial public offering, or (c) at the close of business on January 31, 2008. A portion of these warrants, exercisable for 174,074 shares of common stock, contain weighted average dilution provisions. Prior to 2004, the Company also contributed a detachable warrant to purchase 25,000 shares of common stock at a price of $2.06 to an industry organization. This warrant expires upon

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

the earlier of (a) the completion of a merger or acquisition by an unaffiliated entity, (b) two years after the effective date of an initial public offering, or (c) at the close of business on March 22, 2008.

In 2005, in connection with the DoubleClick EMS acquisition, the Company issued warrants exercisable for a maximum of 829,315 shares of Series A2 Preferred Stock. These warrants are exercisable at a price of $1.037 per share and expire on June 13, 2012. In lieu of exercising these warrants, the holders may convert these warrants, in whole or in part, into a number of Series A2 Preferred Stock determined by dividing the aggregate fair market value of the Series A2 Preferred Stock less the aggregate warrant price per share by the fair market value of one share of Series A2 Preferred Stock. On the closing of an initial public offering, these warrants will convert into warrants to purchase shares of common stock at the then applicable conversion rate for the related preferred stock. The estimated fair value of these warrants was $629,000, $436,000 and $243,000 at June 30, 2007, December 31, 2006 and December 31, 2005, respectively.

The Company has accounted for these warrants under the provisions of FASB Staff Position (FSP) No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. In connection with the grant of the warrants to purchase Series A2 convertible redeemable preferred stock in 2005, the Company recorded initial fair values of $243,000 as a preferred stock warrant liability, which is included in other long-term liabilities. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income or expense.

The fair value of the above warrants was determined using the Black-Scholes valuation model using the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2005	2006	2006	2007
			(unaudited)

Weighted-average risk-free interest rate	4.41%	4.79%	4.71%	4.48%
Weighted-average expected life (years)	2.89	4.53	3.85	4.54
Expected dividend yield	—	—	—	—
Weighted-average expected volatility	41.46%	40.00%	46.00%	37.00%

For the year ended December 31, 2006 and for the six month periods ended June 30, 2006 (unaudited) and 2007, the Company recorded $193,000, $86,000 and $193,000, respectively, as other expense for the increase in fair value of the preferred stock warrants. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ equity (deficit) when the warrants are converted to common stock warrants.

Aprimo, Incorporated

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the Company’s outstanding warrants as of June 30, 2007:

		Number of
	Exercise Price	Shares Issuable

Warrants to purchase common stock:
Warrants issued in conjunction with Series A and A1 Preferred Stock Financing	$1.26	783,843
Warrants issued — other	$2.06	25,000

Total warrants to purchase common stock		808,843
Warrants to purchase Series A2 Preferred Stock:
Warrants issued in conjunction with financing of the DoubleClick EMS acquisition	$1.037	829,315

Total warrants to purchase Series A2 Preferred Stock		829,315
Total shares issuable		1,638,158

12.	401(k) Retirement Savings Plan

The Company maintains a 401(k) retirement savings plan to provide retirement benefits for substantially all of its employees. Participants in the plan may elect to contribute up to the maximum allowed by the Internal Revenue Code. The Company, at its discretion, may make annual cash contributions to the plan. The Company contributed $172,000 to the plan during the six months ended June 30, 2007.

13.	Legal Proceedings

The Company is subject to certain legal proceedings and claims which arise in the ordinary course of business. Based on the facts available to management, the Company believes that the various claims in which it is involved will not materially affect its financial position, future operating results, or cash flows.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fees.

SEC registration fee		$1,535
NASD filing fee		5,500
NASDAQ Global Market listing fee		125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Roadshow related expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our amended and restated certificate of incorporation (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our amended and restated by-laws (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a)	Issuances of Capital Stock.

In December 2005 and March 2006, we issued and sold an aggregate of 13,982,282 shares of Series A2 preferred stock at a purchase price of $1.037 per share. No underwriters were used in the foregoing transaction. In connection with the issuance and sale of shares of Series A2 preferred stock, we converted the dividends that had accrued in respect of Series A and Series A1 preferred stock into common stock at a rate of 0.96432 shares of common stock for each dollar of accrued dividends, which resulted in the conversion of an aggregate of $19,068,614 accrued dividends into 18,388,228 shares of common stock. The sales described above were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act (and Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering.

(b)	Grants and Exercises of Stock Options.

Since January 2004, we have granted stock options to purchase 8,341,850 shares of common stock with exercise prices ranging from $0.10 to $1.39 per share, to employees, directors and consultants pursuant to our 1998 Stock Option Plan. Since January 2004, 1,261,335 options have been exercised for an aggregate consideration of $252,000 as of June 30, 2007. The issuance of common stock upon exercise of the options was exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering.

(c)	Issuances of Warrants.

In connection with the December 2005 financing of our acquisition of DoubleClick EMS, we issued warrants exercisable for 829,315 shares of Series A2 preferred stock at an exercise price of $1.037 per share.

Item 16.	Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a line of contract or sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on September 7, 2007.

APRIMO, INCORPORATED

By:	/s/ William M. Godfrey
William M. Godfrey
Chairman, President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Aprimo, Incorporated (the “Company”), hereby severally constitute and appoint William M. Godfrey and Michael W. Nelson, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on September 7, 2007:

Signature	Title(s)

/s/ William M. Godfrey William M. Godfrey	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ Michael W. Nelson Michael W. Nelson	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

/s/ Robert E. Davoli Robert E. Davoli	Director

/s/ Gary E. Gigot Gary E. Gigot	Director

/s/ Mark T. Koulogeorge Mark T. Koulogeorge	Director

Signature	Title(s)

/s/ Robert W. McLaughlin Robert W. McLaughlin	Director

/s/ W. Gar Richlin W. Gar Richlin	Director

/s/ James E. Thompson James E. Thompson	Director

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Second Amended and Restated Certificate of Incorporation, dated December 21, 2005, currently in effect
3	.2*	Third Amended and Restated Certificate of Incorporation of the Registrant
3	.3*	Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of the offering)
3.4		By-laws of the Registrant, currently in effect
3	.5*	Amended and Restated By-laws of the Registrant
4	.1*	Specimen Stock Certificate for shares of the Registrant’s Common Stock
4.2		Amended and Restated Registration Rights Agreement by and among the Registrant and the persons listed on Schedule I attached thereto, dated as of December 21, 2005
5	.1*	Opinion of Goodwin Procter LLP
10.1		Amended and Restated 1998 Employee Stock Option Plan
10.2		Form of Stock Option Agreement under the 1998 Employee Stock Option Plan
10	.3*	2007 Stock Option and Incentive Plan
10	.4*	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan
10	.5*	Form of Non-Qualified Stock Option Agreement under 2007 Stock Option and Incentive Plan
10	.6*	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the 2007 Stock Option and Incentive Plan
10	.7*	Form of Restricted Stock Agreement under 2007 Stock Option and Incentive Plan
10	.8*	Form of 2007 Employee Stock Purchase Plan
10	.9*	Employment Agreement between the Registrant and William M. Godfrey, dated as of
10	.10*	Employment Agreement between the Registrant and Robert W. McLaughlin, dated as of
10	.11*	Employment Agreement between the Registrant and John J. Stammen, dated as of
10	.12*	Employment Agreement between the Registrant and Robert C. Boehnlein, dated as of
10	.13*	Employment Agreement between the Registrant and Michael W. Nelson, dated as of
10	.14*	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers
10.15		Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated September 30, 2004
10.16		First Loan Modification Agreement between Silicon Valley Bank and the Registrant, dated June 13, 2005
10.17		Third Amended and Restated Office Lease by and between Duke Realty Limited Partnership and Aprimo, Incorporated, dated as of January 31, 2006
21.1		List of Subsidiaries
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on page II-6)

*	To be filed by amendment.